8/6.

02049078

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3604 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 8/6/02



Exemption#82-3604

Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司

Annual Report 2001-2002 二零零一至二零零二年年報

CONTENTS 目錄

FINANCIAL CALENDAR 財務日誌

12.13.2001	Announcement of Interim Results	中期業績公佈
6.20.2002	Announcement of Final Results	全年業績公佈
9.9 – 9.12.2002	Book Closure	截止過戶日期
9.12.2002	Annual General Meeting	股東週年大會
	Dividend Payment Dates	股息派發日期
2.7.2002	– Interim	– 中期
9.24.2002	– Final	– 末期

OK



"Spell of Space 1" by Alan Wong (1999) 「遊宇之一」王潤生（一九九九年）

This year's annual report features an oil painting "Spell of Space I" by Mr Alan Wong, a renowned artist famous for various award-winning works. The imagery motion into space portrayed in the painting symbolizes Gold Peak's commitment to and confidence in venturing from challenge to challenge and accomplishment to accomplishment in pursuit of excellence in respective industries.

今年集團選取了王潤生先生的作品「遊宇之一」作為年報的封面設計。王潤生先生的「遊宇」系列，利用流暢的筆觸表達他活力充沛的創作激情，正好象徵金山工業集團在追求卓越成就的堅定信念和不朽毅力，敢於接受挑戰，力臻至善。

GROUP PROFILE

集團簡介



Denmark 丹麥
Poland 波蘭
UK 英國
France 法國
Italy 意大利
South Korea 南韓
China 中國
Pakistan 巴基斯坦
UAE 阿聯酋
Hong Kong 香港
Taiwan 台
Thailand 泰國
Vietnam 越南
Sri Lanka 斯里蘭卡
Philippines 菲律賓
Malaysia 馬來西亞
Singapore 新加坡
Indonesia 印尼

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via its major industrial investment vehicle, the Singapore-listed GP Industries Limited. Its Technology and Strategic Division is engaged in the development of new product technologies and business-to-business e-commerce. In the industrial sector, the Group has established a leadership position in Asia for most of its product categories including **GP Batteries** and **Clipsal** electrical installation products.

金山工業集團為一亞洲跨國集團。集團透過其在新加坡上市之主要投資工具GP 工業有限公司，擁有多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及商業對商業(B2B)之電子商貿業務。在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「GP」電池及「**奇勝**」裝置電器。

Canada 加拿大

USA 美國

Australia 澳洲

The Group's extensive manufacturing and distribution network

Manufacturing & Distribution

Marketing & Distribution

集團廣泛之生產及銷售網絡

產製及經銷

銷售辦事處

The parent company, Gold Peak Industries (Holdings) Limited, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an 86.5%* interest in GP Industries while GP Industries holds a 47.9%* interest in GP Batteries International Limited and a 49.4%* interest in Clipsal Industries (Holdings) Limited respectively. GP Industries, GP Batteries and Clipsal Industries have been listed in Singapore since 1995, 1991 and 1992 respectively.

Gold Peak Group has manufacturing, research & development, marketing and distribution operations in more than ten countries around the world. Including all divisions, the Group's turnover for 2001/2002 amounted to HK$4.8 billion and its total assets exceed HK$7.4 billion. Including the major operations of various divisions, the Group currently employs over 14,000 people worldwide.

* As at June 30, 2002

集團母公司金山工業(集團)有限公司於一九六四年成立，並自一九八四年在香港上市。金山工業現時擁有GP工業86.5%*股權，GP工業則擁有金山電池國際有限公司47.9%*股權及奇勝工業(集團)有限公司之49.4%*股權。GP工業、金山電池及奇勝工業分別自一九九五年、一九九一年及一九九二年在新加坡上市。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球十多個國家。連同其主要業務部門，集團於二零零一/二零零二年之營業額達四十八億港元，總資產逾七十四億港元，聘用員工超過一萬四千人。

*於二零零二年六月三十日

CORPORATE INFORMATION

公司資料

Board of Directors	*董事局*
Executive	**執行董事**
Victor LO Chung Wing, Chairman & Chief Executive	羅仲榮，主席兼總裁
Andrew NG Sung On, Vice Chairman	吳崇安，副主席
Kevin LO Chung Ping	羅仲炳
Paul LO Chung Wai	羅仲煒
LEUNG Pak Chuen	梁伯全
Richard KU Yuk Hing	顧玉興
Andrew CHUANG Siu Leung	莊紹樑
CHAU Kwok Wai	周國偉
Raymond WONG Wai Kan	王維勤
Non-executive	**非執行董事**
Vincent CHEUNG Ting Kau	張定球
LUI Ming Wah	呂明華
John LO Siew Kiong	羅肇強

Audit Committee	*審計委員會*
Vincent CHEUNG Ting Kau, Chairman	張定球，主席
LUI Ming Wah	呂明華
John LO Siew Kiong	羅肇強

Principal Bankers	*主要銀行*
The Hongkong and Shanghai Banking Corporation Limited	香港上海匯豐銀行有限公司
The Development Bank of Singapore Limited	新加坡發展銀行
Citibank, N.A.	花旗銀行
Hang Seng Bank Limited	恒生銀行有限公司
The Bank of East Asia, Limited	東亞銀行有限公司
Standard Chartered Bank	渣打銀行

Solicitors	*律師*
Vincent T. K. Cheung, Yap & Co.	張葉司徒陳律師事務所

Auditors	*核數師*
Deloitte Touche Tohmatsu	德勤•關黃陳方會計師行

Secretary and Registered Office	*秘書及註冊辦事處*
WONG Man Kit	黃文傑
Gold Peak Building, 8th Floor, 30 Kwai Wing Road	香港新界葵涌葵榮路30號
Kwai Chung, New Territories, Hong Kong	金山工業中心8樓
Tel: (852) 2427 1133	電話：(852) 2427 1133
Fax: (852) 2489 1879	傳真：(852) 2489 1879
E-mail: gp@goldpeak.com	電子郵遞：gp@goldpeak.com
Website: www.goldpeak.com	網址：www.goldpeak.com

Share Registrars and Transfer Office	*股票過戶登記處*
Abacus Share Registrars Limited	雅柏勤證券登記有限公司
5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong	香港中環干諾道中111號永安中心5樓

ADR Depositary	*美國預託證券機構*
The Bank of New York	The Bank of New York
101 Barclay Street, 22nd Floor	101 Barclay Street, 22nd Floor
New York, NY 10286, USA	New York, NY 10286, USA

Stock Codes		*股票代號*	
Hong Kong Stock Exchange	40	香港聯交所	40
ADR	GPINY US	美國預託證券	GPINY US
Bloomberg	40 HK	彭博資訊	40 HK
Reuters	0040 HK	路透社	0040 HK

GROUP STRUCTURE 集團架構

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司

- **GP INDUSTRIES LIMITED**
  GP 工業有限公司
  Singapore – listed 新加坡上市
  86.5%*
  - **Electronics Business 電子業務**
    - Electronics & components 電子及零部件
    - Wire harness & cables 汽車配線及電纜
    - Acoustics 揚聲器
  - **GP Batteries International Limited 金山電池國際有限公司**
    - Batteries & related products 電池及有關產品
    - Singapore – listed 新加坡上市
    - 47.9%*
  - **Clipsal Industries (Holdings) Limited 奇勝工業(集團)有限公司**
    - Electrical installation products 裝置電器
    - Singapore – listed 新加坡上市
    - 49.4%*
- **TECHNOLOGY & STRATEGIC DIVISION**
  科技及策略部
  - **Lighthouse Technologies Limited 兆光科技有限公司 (51%)**
    - LED display screens 發光二極管顯示屏
  - **International Resolute Company Limited# 國際之獅有限公司# (100%)**
  - **Asian E2E.com Limited▲**
  - **Distribution Business 分銷業務**

*Percentages stated denote respective shareholdings held by Gold Peak and GP Industries as at June 30, 2002
*百份率為金山工業及GP工業於二零零二年六月三十日所持之股權
#Holding an industrial building for own use
#持有一幢自用的工業大廈
▲The B2B exchange in which the Group collectively holds an approximately 29% interest
▲集團合共擁有29%權益的商業對商業交易網站

FINANCIAL AND STATISTICAL HIGHLIGHTS
財務及統計摘要

		2002	2001 (重新編列) (As restated)
綜合損益表	*Consolidated Income Statement*		
截至三月三十一日止年度(百萬港元)	Year ended March 31 (HK$ Million)		
營業額	Turnover		
– 綜合營業額	– Consolidated turnover	**1,601.6**	1,752.8
– 包括所有業務部門*	– All divisions*	**4,782.8**	5,239.2
全年總溢利	Total profit for the year	**37.4**	64.6
每股盈利(港仙)	Earnings per share (Hong Kong cents)	**7.03**	12.64
每股股息(港仙)	Dividends per share (Hong Kong cents)	**4.0**	7.0
綜合資產負債表	*Consolidated Balance Sheet*		
於三月三十一日(百萬港元)	At March 31 (HK$ Million)		
股東資金	Shareholders' funds	**950.4**	969.0
總資產	Total assets	**3,863.4**	3,564.3
資本性支出	Capital expenditure	**43.6**	45.1
比率	*Ratios*		
流動資產:流動負債(比率)	Current assets: Current liabilities (ratio)	**1.5**	1.0
存貨流通期(月)	Inventory turnover period (months)	**2.6**	2.2
銀行借貸淨值:總財產(比率)	Net bank borrowings: Total equity (ratio)		
– 集團	– The Group	**1.60**	1.50
– 公司	– The Company	**0.93**	0.86

		2002	2001
其他資料	*Other Information*		
僱員人數	**Number of Employees**		
附屬公司	Subsidiaries		
– 中國(包括香港)	– China (including Hong Kong)	**4,360**	4,970
– 其他亞洲國家	– Other Asian countries	**30**	20
– 其他國家	– Other countries	**230**	260
		4,620	5,250
總面積(平方米)	**Total Area (sq m)**		
附屬公司	Subsidiaries		
– 中國(包括香港)	– China (including Hong Kong)	**106,700**	104,400
– 其他亞洲國家	– Other Asian countries	**3,870**	3,710
– 其他國家	– Other countries	**21,100**	21,000
		131,670	129,110

* 包括集團主要聯營公司 — 金山電池及奇勝工業

* Including the Group's major associates – GP Batteries and Clipsal Industries

*Turnover by Business**
Year ended March 31, 2002
主要業務之營業額*
截至二零零二年三月三十一日止年度



- 26.4% Electronics 電子
- 49.1% Batteries 電池
- 17.5% Electrical 電器
- 7.0% Technology & Strategic 科技及策略

*Turnover by Location**
Year ended March 31, 2002
各地區之營業額分佈*
截至二零零二年三月三十一日止年度



- 60.0% Asia 亞洲
- 19.7% Europe 歐洲
- 16.0% N & S America 北美及南美洲
- 4.3% Others 其他

*Including the Group's major associates – GP Batteries and Clipsal Industries

*包括集團主要聯營公司 — 金山電池及奇勝工業

Profit Before Taxation by Business Attributable to Gold Peak
Year ended March 31, 2002
主要業務之除稅前溢利
截至二零零二年三月三十一日止年度



- 20.6% Electronics 電子
- 29.5% Batteries 電池
- 27.9% Electrical 電器
- 22.0% Technology & Strategic 科技及策略

*Total Assets by Location**
As at March 31, 2002
各地區之總資產分佈*
於二零零二年三月三十一日



- 55.8% Hong Kong & China 香港及中國
- 25.5% Rest of Asia 其他亞洲國家
- 6.9% Australia 澳洲
- 6.2% N & S America 南北美洲
- 5.6% Europe 歐洲



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
4,599
4,271
4,525
5,239
4,783
98
99
00
01
02

*Turnover**
Year ended March 31 (HK$ Million)
*營業額**
截至三月三十一日止年度(百萬港元)

Consolidated Turnover
綜合營業額

* Including the Group's major associates – GP Batteries and Clipsal Industries
* 包括集團主要聯營公司—金山電池及奇勝工業



7000
6000
5000
4000
3000
2000
1000
0
5,952
6,289
7,042
7,370
7,426
98
99
00
01
02

*Total Assets***
At March 31 (HK$ Million)
*總資產***
於三月三十一日(百萬港元)

Consolidated Assets
綜合資產

** Including the Group's major associates – GP Batteries and Clipsal Industries
** 包括集團主要聯營公司—金山電池及奇勝工業



350
300
250
200
150
100
50
0
319.6
234.9
236.2##
269.0
190.1
98
99
00
01
02

Profits by Businesses#
Year ended March 31 (HK$ Million)
集團業務溢利#
截至三月三十一日止年度(百萬港元)

Electronics 電子
Electrical 電器
Batteries 電池
Technology & Strategic 科技及策略

\# Total net profits by respective business (on a 100% basis)
個別業務之淨溢利總額(按100%基準)

\## Profit of Electronics excludes unrealized gain upon revaluation of Meiloon shares
電子業務之溢利未計算因重估美隆電器股份而產生之未變現之收益

Market Capitalization
At March 31 (HK$ Million)

市值
於三月三十一日(百萬港元)


2800
2400
2000
1600
1200
800
400
0
98
99
00
01
02

- Gold Peak 金山工業
- GP Industries GP工業
- GP Batteries 金山電池
- Clipsal Industries 奇勝工業

Profit Attributable to Shareholders
(including exceptional items)
Year ended March 31 (HK$ Million)

股東應佔溢利
(包括特殊項目)
截至三月三十一日止年度(百萬港元)


200
150
100
50
0
191
62
133
65
37
98
99
00
01
02

- Net Exceptional Profits 特殊溢利淨額

Earnings Per Share and Dividends Per Share
Year ended March 31 (Hong Kong Cents)

每股盈利及股息
截至三月三十一日止年度(港仙)


50
40
30
20
10
0
98
99
00
01
02

- Earnings Per Share 每股盈利
- Dividends Per Share 股息

TEN-YEAR FINANCIAL SUMMARY
十年財務概要

		2002 百萬港元 HK$ Million	2001 百萬港元 HK$ Million
綜合損益表	***Consolidated Results***		
截至三月三十一日止年度	Year ended March 31		
營業額	Turnover	**1,601.6**	1,752.8
經營(虧損)溢利	Operating (loss) profit	**(57.2)**	(46.2)
所佔聯營公司業績	Share of results of associates	**147.6**	176.3
除稅前經常性業務溢利	Profit from ordinary activities before taxation	**90.4**	130.1
稅項	Taxation	**(35.4)**	(36.6)
除少數股東權益前溢利	Profit before minority interests	**55.0**	93.5
少數股東權益	Minority interests	**(17.6)**	(28.9)
全年純利	Net profit for the year	**37.4**	64.6
綜合資產負債表	***Consolidated Balance Sheet***		
於三月三十一日	At March 31		
投資物業	Investment properties	**89.7**	90.1
物業、廠房及設備	Property, plant and equipment	**300.7**	308.2
所佔聯營公司權益	Interest in associates	**1,563.7**	1,499.5
商標	Trademarks	**64.8**	69.0
證券投資	Investments in securities	**191.8**	200.9
給貿易夥伴之借款	Advances to trade associates	**117.0**	117.0
遞延支出	Deferred expenditure	**24.5**	18.4
商譽	Goodwill	**10.1**	–
聯營公司/附屬公司認股權證投資	Investments in warrants of associates/subsidiaries	**–**	–
流動資產	Current assets	**1,501.0**	1,261.1
總資產	Total assets	**3,863.3**	3,564.2
借款	Borrowings	**1,618.9**	978.9
可換股票據	Convertible note	**83.4**	80.9
遞延稅項	Deferred taxation	**4.7**	3.0
流動負債	Current liabilities	**979.2**	1,301.3
總負債	Total liabilities	**2,686.2**	2,364.1
		1,177.1	1,200.1
股東資金	Shareholders' funds	**950.4**	969.0
少數股東權益	Minority interests	**226.7**	231.1
		1,177.1	1,200.1

註：為保持一致性，以前年度比較數據因集團採納新修訂之會計制度而重新編列。

Note: Comparative figures for prior years have been restated in accordance with the new and revised accounting policies adopted by the Group in order to achieve a consistent presentation.

2000 百萬港元 HK$ Million	1999 百萬港元 HK$ Million	1998 百萬港元 HK$ Million	1997 百萬港元 HK$ Million	1996 百萬港元 HK$ Million	1995 百萬港元 HK$ Million	1994 百萬港元 HK$ Million	1993 百萬港元 HK$ Million
1,161.7	1,207.3	2,234.5	4,155.6	3,505.3	2,855.9	2,257.1	1,994.8
164.6	(52.1)	144.1	336.0	295.6	285.5	247.7	173.1
180.6	172.0	161.6	86.9	94.7	42.6	61.7	29.3
345.2	119.9	305.7	422.9	390.3	328.1	309.4	202.4
(47.4)	(40.3)	(32.8)	(36.8)	(40.6)	(17.9)	(44.5)	(32.6)
297.8	79.6	272.9	386.1	349.7	310.2	264.9	169.8
(165.1)	(17.5)	(81.9)	(155.9)	(134.7)	(90.3)	(49.5)	(43.1)
132.7	62.1	191.0	230.2	215.0	219.9	215.4	126.7
88.8	112.1	–	–	14.3	14.3	–	–
291.3	288.4	444.0	1,502.2	1,309.3	1,105.3	954.7	780.3
1,555.6	1,568.7	1,521.3	933.5	1,002.9	861.8	553.4	274.2
73.2	77.4	81.5	–	–	–	–	–
235.2	33.5	40.1	33.0	6.6	23.1	17.0	10.1
20.0	20.0	–	–	–	–	–	–
4.9	15.2	20.0	148.1	143.0	116.4	71.9	23.3
–	–	–	–	–	–	–	–
–	38.5	38.5	65.0	75.8	30.1	30.1	–
972.0	799.4	839.7	2,658.1	2,421.8	1,837.1	1,498.9	1,279.8
3,241.0	2,953.2	2,985.1	5,339.9	4,973.7	3,988.1	3,126.0	2,367.7
784.2	1,013.7	675.3	877.0	1,133.6	910.8	532.0	370.4
–	–	–	–	–	–	–	–
1.5	1.7	1.7	18.8	13.6	13.1	8.9	3.2
1,065.7	926.7	1,218.7	2,269.4	1,914.5	1,432.0	1,149.1	1,003.4
1,851.4	1,942.1	1,895.7	3,165.2	3,061.7	2,355.9	1,690.0	1,377.0
1,389.6	1,011.1	1,089.4	2,174.7	1,912.0	1,632.2	1,436.0	990.7
1,078.1	833.8	904.1	1,073.7	1,048.2	1,028.8	918.6	693.4
311.5	177.3	185.3	1,101.0	863.8	603.4	517.4	297.3
1,389.6	1,011.1	1,089.4	2,174.7	1,912.0	1,632.2	1,436.0	990.7

CHAIRMAN'S STATEMENT

主席報告書



INTRODUCTION

The year 2001/02 was a difficult year for the Group. Most of our businesses experienced unusually significant declines in performance compared to previous years. However, we are pleased to report that all our major divisions remained profitable despite the tremendously challenging market conditions. We believe the Group's solid fundamentals and strong presence in its major markets have set it in good stead to weather such storms. During the year under review, we made significant progress in a number of areas such as improving cost effectiveness, upgrading product quality and increasing market share.

前言

在二零零一/二零零二年度，集團大部份業務經歷了艱苦的時期，與往年比較，業務表現出現顯著的倒退，但值得我們欣喜的是集團主要業務部門在這極具挑戰的市況下仍然保持盈利。我們相信憑藉集團穩固的業務基礎，加上於主要市場的鞏固地位，令集團平穩渡過這個困境。在過去一年，我們在多個範疇皆取得顯著的發展，包括提高成本效益、提升產品質素以及增加市場佔有率。

left 左

Victor Lo
Chairman &
Chief Executive
羅仲榮
主席兼總裁

right 右

Andrew Ng
Vice Chairman
吳崇安
副主席

HIGHLIGHTS

All major divisions reported positive earnings despite a difficult year

The last quarter of 2001 saw a dramatic drop in sales as a result of the September 11 terrorist attacks in New York, along with intense price competition in our major markets. This came on the back of an already slow global market and although the first few months of 2002 have seen a slow improvement in most of our markets, it turned out to be a much more difficult year than expected.

Despite the difficult business environment, the Group continued to be profitable. The consolidated turnover for the Group decreased by 8.6% to HK$1,602 million. Overall profitability also decreased by 42.2% to HK$37.4 million compared to last year. This included an exceptional loss of HK$22.6 million resulting from the disposals and revaluation of GP Industries' stake in an overseas listed company.

Basic earnings per share were 7.03 Hong Kong cents, a decrease of 44.4% over last year. A final dividend of 1.5 Hong Kong cents per share (2001: 4.0 cents) has been proposed by the board, making a total dividend of 4.0 Hong Kong cents (2001 : 7.0 cents) for the whole year.

GP Industries' diversified earnings base and strong market position weathered the downturn

The overall performance of GP Industries Limited was affected by the slowdown in the US economy and intense price competition. This was the first year for GP Industries, the Group's 86.5%-owned industrial investment arm, to take up a 12-month contribution from its major associates, namely GP Batteries International Limited and Clipsal Industries (Holdings) Limited.

Reported in Singapore dollars, GP Industries' consolidated turnover decreased by 12.2% and consolidated net profit after taxation and minority interests attributable to shareholders dropped by 22.1%. The result included an exceptional loss of S$4.9 million (approximately HK$20.7 million) that arose from the disposals and revaluation of shares in an overseas listed company.

摘要

所有主要業務部門在艱困時期仍錄得盈利

集團主要市場的價格競爭劇烈，隨後又受到美國九一一事故影響，令集團在二零零一年第四季的營業額驟跌。由於在全球經濟普遍放緩的市況下，再加上這些變故，因此雖然部份市場於二零零二年首數個月逐步改善，二零零一／零二財政年度仍較預期艱辛。

縱使營商環境困難，集團年內仍錄得盈利。集團之綜合營業額下跌8.6%至十六億二百萬港元，全年溢利與去年比較下降42.2%至三千七百四十萬港元，當中已計入GP工業因出售及重估其於一家海外上市公司的股份所引致的二千二百六十萬港元特殊項目虧損。

每股基本盈利為7.03港仙，較去年減少44.4%。董事局建議派發末期股息每股1.5港仙(二零零一年：4.0港仙)，全年派息合共每股4.0港仙(二零零一年：7.0港仙)。

GP工業憑廣闊的盈利基礎及鞏固市場地位順渡經濟低迷

美國經濟放緩及劇烈的價格競爭對GP工業的整體業務構成影響，GP工業為集團持86.5%股權的工業投資工具，而本年度為GP工業首次計入主要聯營公司—金山電池國際有限公司和奇勝工業(集團)有限公司之全年共十二個月業績。

以坡元計算，GP工業之綜合營業額較去年下跌12.2%，除稅及少數股東權益後之綜合純利則減少22.1%。業績已計入於年內因出售及重估GP工業於一間海外上市公司所持股份而引致的四百九十萬坡元之特殊項目虧損(約二千七十萬港元)。

▲ Manufacturing & Distribution Centers
產製及分銷中心

● Other Regional Distribution Centers
其他地區性分銷中心

GP Batteries
GP 超霸

CLIPSAL 奇胜

KEF 极而峰

CELESTION 激想

LIGHTHOUSE



Changchun 長春▲
Shenyang 瀋陽●
Beijing 北京●
Dalian 大連▲
Tianjin 天津▲
Qingdao 青島●
Xuzhou 徐州▲
Nanjing 南京●
Suzhou 蘇州●
Xian 西安●
Kunshan 昆山●
Shanghai 上海▲
Chengdu 成都●
Chongqing 重慶▲
Wuhan 武漢●
Changsha 長沙●
Fuzhou 福州●
Kunming 昆明●
Taiwan 台灣▲
Guangzhou 廣州●
Huizhou 惠州▲
Xiamen 廈門●
Dongguan 東莞▲
Shenzhen 深圳▲
Shunde 順德▲
Hong Kong 香港▲

The Group's extensive manufacturing and distribution network in China
集團於中國之廣泛生產及銷售網絡

Its major businesses, including electronics and components, and cables and harness remained profitable despite the challenging market conditions. The branded speaker business in the UK registered a slight sales growth but incurred a loss due to extremely tough market conditions in Asia and the US. The results of GP Batteries and Clipsal Industries were also adversely affected by difficult market conditions and keen price competition. Nevertheless, both companies reported positive earnings and achieved good progress in new product development and market penetration.

在充滿挑戰的營商環境下，集團的主要業務包括電子及零部件和電纜及汽車配線均保持盈利，在英國的揚聲器業務之營業額則錄得輕微增長，惟因為亞洲及美國更嚴峻的市況令業績錄得虧損。至於金山電池及奇勝工業，這兩間公司的業績雖然受到艱困市況和激烈價格競爭的不利影響，全年仍錄得盈利，並在新產品開發和提高市場滲透率兩方面取得良好進展。

Technology and Strategic Division stayed profitable

Lighthouse Technologies Limited, a 51%-owned subsidiary under this Division, achieved a strong result during the first half of the year but business slowed down after the September 11 events. For the whole year, it registered a growth of 13% in turnover. Its new Video Banner System for the sports marketing industry launched during the year further strengthened its market position as a major global supplier. The two electrical and electronics distribution companies in which the Group invested last year performed satisfactorily.

科技及策略部保持盈利

科技及策略部持51%權益之附屬公司兆光科技有限公司於上半年度錄得強勁業績，惟自美國九一一事故業務減慢，全年營業額錄得13%之升幅。兆光科技針對運動推廣市場的需要，於年內推出新的Video Banner System，進一步鞏固其在全球大型顯示屏之主要供應商的地位。此外，集團去年投資的電器及電子產品分銷公司亦取得滿意之表現。

A flexible strategy to leverage our brand strength and global distribution network

The Group looks forward to building on its successful track record in establishing a strong market presence and a reputation for quality in all of its business lines. Future performance depends as much on our ability to adapt and exploit the opportunities we are presented with as an external market force. One of the ways the Group is developing its business is to outsource lower-end manufacturing in order to bypass the cut-throat price competition in that segment, while exploiting our own established brands such as GP, Clipsal, KEF and Celestion as well as the strong global sales and distribution network to secure the higher-value end of the business.

Strengthened financial position

The Group's financial position remains healthy. In January 2002, the Company undertook a syndicated loan of US$33 million to provide for general working capital. As at March 31, 2002, our gearing stood at 1.6 in terms of consolidated borrowings net of cash balances. Our aim is to improve our overall gearing. We are confident that the Group has sufficient resources on hand to finance its expansion plans.

OUTLOOK

There are recent signs of recovery in the US economy, although the global business environment remains volatile and highly competitive. In the short term, the Group's businesses may continue to be affected by soft markets. However, we believe the worst is over and we are positive about the medium to long-term prospects of the Group.

Our various business divisions will continue to maximize their synergies, increase their market shares and improve their cost competitiveness. We will keep on upgrading product quality, further investing in brand building and enhancing our manufacturing and distribution capabilities in the region, particularly China.

China will no doubt continue to be an important market for us. The Group is already a major producer in China, and we export approximately 60% of the product produced there. A more open market and faster growth in China should lead to stronger businesses growth for us both domestically and internationally, with our established track record and experience. At

靈活利用品牌優勢及結合全球分銷網絡

集團將秉承全線業務在鞏固的市場地位和及建立優質產品信譽的佳績，而未來的業務表現將取決於我們如何適應及利用市場上湧現的商機。集團將從多方面發展業務，包括把較低檔次產品的生產工序外判以應付個別行業的割喉式價格競爭，同時，集團將加強已建立的品牌如GP超霸、奇勝、極而峰、激想等，以及拓展廣闊的全球銷售和分銷網絡，藉此進一步鞏固高增值業務。

穩健的財政狀況

集團的財政狀況保持穩健。於二零零二年一月，本公司安排了一項共三千三百萬美元銀團貸款，作為一般營運資金。於二零零二年三月三十一日，扣除現金結存的綜合借貸比率為1.6，我們指望能繼續改善集團的整體借貸比率，並確信集團擁有足夠資源拓展業務。

展望

雖然全球營商環境仍然波動且競爭十分激烈，美國經濟近期呈現復甦跡象。短期內，疲弱的市況將繼續影響集團業務，然而集團預期最惡劣的時期經已過去，並對中長期之業務前景保持樂觀。

集團各業務部門將繼續善用其協同效應，務求擴大市場佔有率及改善成本效益。我們將繼續致力提升產品質素、進一步投資在建立品牌以及增強集團在區內尤其是中國市場的生產和分銷能力。

中國將繼續是集團的重要市場。作為中國市場的主要生產商，集團在國內總產量約百份之六十為出口產品。憑藉集團在國內累積的經驗和表現，配合更開放且發展迅速的市場，集團在國內及全球業務必定會有強勁的增長。與此同時，市場擴闊和開放將加劇競爭，集團須專注於維持最低的成本但生產最高質素的產品，以鞏固集團在業內的領導地位。

the same time, bigger and more open markets mean increased competition and we must remain focused on maintaining the lowest possible cost-base and highest possible quality in order to remain a leading player.

We will also continue to look selectively for new investment opportunities to further broaden our earnings base and strengthen our market positions in respective industries. At the same time, we may consider divesting non-core investments when appropriate opportunities arise.

Barring unforeseen circumstances, the Group expects to remain profitable in the current financial year.

VOTE OF THANKS

For their continued support through these challenging times, and for their perseverance and contribution to the establishment of our Group as a leader in its field, I would like to extend my sincere thanks to our shareholders, business partners and dedicated employees.

Victor LO Chung Wing
Chairman & Chief Executive
July 19, 2002

我們亦將繼續選擇性地物色新投資項目，以進一步擴闊集團的盈利基礎及鞏固其於所屬工業範疇內的市場地位。同時，倘時機適合，我們可能考慮出售非核心業務。

如無不可逆料之情況下，集團預期將於本財政年度保持盈利。

致謝

本人謹向金山工業集團股東、業務夥伴以及竭誠盡力的員工在過去艱辛的時刻對集團鼎力支持致以衷心感謝，大家的毅力和貢獻對集團能在所屬工業範疇建立領導地位起著重要作用。

羅仲榮
主席兼總裁
二零零二年七月十九日


Batteries
GP Batteries
2


1


MQ 100 EVH
GP 70 EVH
3


GP
2

A Technology Leader in Electric Vehicle Battery Systems Always at the forefront of battery technology, GP Batteries is a key player in electric vehicle battery systems. The use of GP's green Nickel Metal Hydride battery by the futuristic hybrid Advanced Public Transport system in the Netherlands is an example of its technological achievement.

發展環保電動車電池的翹楚 GP超霸為配合無污染環保電動運輸系統的發展趨勢，引用先進的電池科技，成功研製鎳氫電動車電池，成為業界公認的電動車電池系統主要供應商。GP超霸鎳氫電動車電池已為荷蘭的先進公共運輸系統嶄新推出之複合式電動車Phileas選用，市場地位毋容置疑。

1 The hybrid Advanced Public Transport System in the Netherlands
[illegible]

2 Electric car and scooter powered by GP batteries
[illegible]

3 The green Nickel Metal Hydride batteries for use in electric vehicles
[illegible]

REVIEW OF OPERATIONS

業務回顧

OVERVIEW

The past financial year was a difficult period for most of the businesses within the Group. Following the tragic events of September 11, an already slow global market deteriorated even further, while price competition remained keen. As a result, the Group experienced one of the toughest years in its recent history. Consolidated turnover for the year decreased by 8.6% to HK$1,602 million.

GP INDUSTRIES

GP Industries' overall performance was affected by the slowdown in the US economy and intense price competition. Turnover decreased by 12.2% and consolidated net profit after taxation and minority interests attributable to shareholders dropped by 22.1%. The result included an exceptional loss of approximately HK$20.7 million that arose from the disposals and revaluation of marketable securities listed on an overseas stock exchange.

During the year, GP Industries' major associates, GP Batteries and Clipsal Industries, each acquired a 3% interest in TCL Holdings Corporation Limited of Huizhou, China, a leading conglomerate in consumer electronics, mobile phones and electrical appliances. The total consideration for the two investments was RMB98.52 million (approximately HK$92.6 million).

Electronics Division

Electronics and Components Sales of electronics and components decreased by 25%, but operating profit improved. Sales of consumer audio products decreased but was partly offset by stronger sales of professional audio products. The improved profitability was achieved mainly by the consolidation of two audio factories into one in Huizhou, China. GP Industries' 41.6%-owned car audio joint venture in Xuzhou, China performed steadily and preparation work for a listing on the Shanghai Stock Exchange in China progressed smoothly.

Cables and Harness Export sales in the automotive wire harness business decreased slightly and profit margins dropped as a result of price competition and a weakened yen. In China, sales and profit contribution from associates

概述

在剛過去的財政年度，集團大部份業務經歷了困難的時期。自美國九一一事故，已經放緩的全球市場進一步轉壞，價格競爭依然激烈，因此集團經歷了近年另一個最艱辛的年度，全年綜合營業額較去年下跌8.6%至十六億二百萬港元。

GP工業有限公司

美國經濟放緩及劇烈的價格競爭對GP工業的整體業務構成影響。以坡元計算，營業額較去年下跌12.2%，除稅及少數股東權益後之綜合純利下降22.1%。業績已計入於年內因出售及重估在海外證券市場上市的可出售證券所引致約二千七十萬港元之特殊項目虧損。

於年內，GP工業兩家主要聯營公司──金山電池國際有限公司及奇勝工業(集團)有限公司，各自收購在中國惠州之TCL集團有限公司之3%權益，兩項投資現金代價共人民幣九千八百五十二萬元(約九千二百六十萬港元)。TCL集團為一家著名企業，業務多元化，包括消費電子產品、流動電話及電工產品等。

電子部

電子及零部件業務 電子及部件的銷售下跌25%，經營溢利則得到改善。專業音響產品的銷售強勁，有助減輕消費類音響產品的跌幅而引致的整體影響。電子部的盈利能力得到改善主要由於合併了在中國惠州的兩間音響工廠。GP工業持41.6%股權、位於中國徐州之汽車音響合資公司表現平穩，其準備在上海證券交易所上市的籌備工作亦進展順利。



LTK's extensive and sophisticated range of cables for telecommunications applications
樂庭應用於多種通訊系統的廣泛系列先進電纜

rose significantly due to strong domestic demand from the automotive industry. The LTK cable business also experienced a slowdown due to soft demand for computer and LAN cable products.

Acoustics In the UK, the branded speakers business registered a sales growth of 6% but reported a loss due to much tougher market conditions in Asia and the US. The Taiwan speaker company, Meiloon Industrial Company Limited, in which GP Industries owns a 15.4% interest, continued to perform satisfactorily and net profit increased by 4.6% over the previous year.

GP Batteries

Worldwide demand for batteries remained sluggish throughout the second half year after the events of September 11. Though we managed to retain our market position in spite of the adverse conditions, there was serious margin erosion due to weak demand and oversupply. Turnover for the year decreased by 6.8% while consolidated net profit after taxation and minority interest declined by 30.2%.

Asia Hong Kong and China registered a growth in turnover while sales in Korea and Taiwan decreased. Sales in ASEAN went down mainly due to the weak demand from OEM customers and a migration of electronic assemblies to China. Nevertheless, consumer sales continued to grow substantially. In addition, GP Batteries launched its 2-hour Rapid Charger and 1-hour Smart Charger during the year to meet the needs of those more sophisticated

電纜及汽車配線業務 汽車配線業務的出口銷售輕微下降，由於價格競爭及日元疲弱，令邊際利潤相對縮減。在中國，汽車工業對汽車配線的需求強勁，令汽車配線聯營公司樂庭實業之銷售額及盈利貢獻顯著上升。由於市場對個人電腦及區域網絡電纜之需求疲軟，樂庭之電纜業務遂放緩。

揚聲器業務 英國的揚聲器業務的營業額錄得6%的升幅，惟因為亞洲及美國更嚴峻的市況令業績錄得虧損。GP工業持有15.4%股權、位於台灣的揚聲器公司——美隆電器廠股份有限公司繼續表現良好，純利較去年上升4.6%。

金山電池

自美國九一一事故，全球電池需求於整個下半財政年度持續疲弱。儘管金山電池在逆境中仍能保持其市場地位，但市場需求疲弱和供應過剩使邊際利潤大幅削減。金山電池之全年營業額較去年下跌6.8%，除稅及少數權益後之綜合純利減少30.2%。

亞洲 金山電池於香港及中國市場之營業額錄得溫和增長，於韓國及台灣之營業額則下降；東盟國家原件生產商(OEM)客戶的需求疲弱，加上

consumers. It continued to gain brand recognition in ASEAN especially for the consumer rechargeable batteries, in which segment GP Batteries is the leader in many markets.

Europe Sales decreased mainly because of the slackened OEM sales to cellular phone manufacturers and the weakening of Euros. Nevertheless, sales of GP PowerBank and Nickel Metal Hydride consumer rechargeable batteries recorded satisfactory growth.

North & South America Sales decreased marginally as compared to the previous year. This was cushioned by the strong demand from private-label customers particularly Alkaline 9-volt batteries as well as the growth of consumer rechargeable batteries.

Clipsal Industries

Market conditions continued to be tough as building activities declined in some Asian markets. Competition remained intense and margins came under pressure. Turnover for the year ended December 31, 2001 registered a decrease of 3.6%, while consolidated net profit attributable to shareholders after taxation and minority interests decreased by 15.2%. This included a net exceptional gain of approximately HK$36 million arising mainly from an adjustment for amortization of intangible assets of an associated company.

North Asian Markets Riding on the strong building sector, Clipsal Industries recorded moderate sales growth in China even though the market remained highly competitive. Good progress was achieved with lighting and C-Bus products while the E2000 Mega series led the market. CLIPSAL maintained its position as a leading and reliable brand in the project market while its reputation in the retail market was reinforced by stepped up promotional efforts. The sales staff was enlarged to strengthen the sales network and to capitalize on growing business opportunities.

The property market in Hong Kong remained soft and Clipsal Industries lowered prices during the year to maintain sales volume and market share. The E1000 series, C-Spectra and energy-saving lighting products were launched successfully. In Taiwan, it recorded a growth in total sales but the average gross margin across all product lines declined.

部份電子裝配工序遷移至中國，令該地區的銷售下跌，然而金山電池在這些地區的消費電池營業額則繼續錄得大幅度的增長。為配合要求更高的消費者的需要，金山電池於年內推出了兩小時GP充電寶Rapid及一小時的GP充電寶Smart。金山電池亦致力於東盟國家市場尤其消費性充電池市場內建立GP品牌。

歐洲 手提電話製造商的OEM銷售減慢，加上歐元疲軟，令金山電池的銷售下跌；然而GP PowerBank充電寶和消費性鎳氫充電池的銷售則錄得滿意增長。

南北美洲 私人品牌客戶需求尤其是九伏特鹼性電池強勁，加上消費性充電池市場的銷售增加，令該區的銷售與去年比較跌幅輕微。

奇勝工業

由於部份亞洲市場的建築業萎縮，奇勝工業的營商環境繼續困難，競爭仍然劇烈，邊際利潤受壓。奇勝工業截至二零零一年十二月三十一日止全年之營業額錄得3.6%之跌幅，除稅及少數股東權益後之綜合純利較去年下降15.2%，這包括為一家聯營公司的無形資產之攤銷作調整所帶來的一項約三千六百萬港元的特殊收益。

北亞洲市場 雖然中國市場仍然競爭激烈，奇勝工業的銷售在建築業的強勁發展帶動下錄得溫和增長，當中照明產品及C-Bus智能管理系統銷售進展良好，E2000「美雅」系列的電器配件在市場佔領導地位。於建築工程市場，奇勝工業保持「奇勝」作為一個領導及可靠的品牌，同時亦透過於零售市場加強推廣活動進一步鞏固品牌的地位。奇勝工業更擴充銷售隊伍，力求擴闊銷售網絡及掌握蓬勃商機。









1 Olympic Stadium, Sydney 2000 Olympic Games, Australia
2000年 [illegible]
2 [illegible]
3 Beijing Conference Centre, China
中國北京會議中心
4 C-Bus a fully programmable control system for lighting management
[illegible]

A Technology Leader in Intelligent Lighting Management Systems Clipsal's latest C-Bus intelligent lighting management system is widely used in prestigious buildings and projects in the region. The selection of Clipsal for use in major stadiums of the Sydney 2000 Olympics is a prime example of Clipsal's international achievement and recognition.

帶領世界走向智能化照明管理新時代 奇勝C-Bus系統擁有多項先進功能，可靈活管理照明設備，實現不同場景的燈光控制，推動樓宇智能化的發展。C-Bus智能照明管理系統備受國際市場和同業推崇，為全球多個著名建築項目和重要發展計劃所選用，當中包括2000年悉尼奧運會主要場館。


HIT SQUAD


BUD LIGHT
Coca-Cola



1. The 2001 XFL US Spring Football League tour
2. Seattle Seahawks Stadium, US
3. Europe's first curved screen at Leicester Square, London, UK

A Technology Leader in LED Big Screens for International Events Superior color accuracy combined with exceptional resolution, excellent viewing angles even in broad day-light, ease of installation for fixed sites and user-friendly panels make the Lighthouse LED screens the preferred option for sports, entertainment and important government events worldwide.

先進LED大型屏幕 領導國際視像科技發展 Lighthouse的先進LED大型屏幕技術，匯集尖端科技，擁有超凡的解像度及廣闊的觀賞角度，亮度特高，在戶外環境亦能顯示清晰畫面，而且安裝簡便兼操控容易，為全球多項國際重要賽事和大型活動所選用。

South-East Asian Markets Clipsal Industries continued to encounter tough trading conditions in Singapore and Malaysia. To maximize sales within these shrunken markets, an aggressive pricing strategy was adopted. In Thailand, there was an increase in residential and commercial projects. The Indonesian market recorded improved sales. Construction activities in Sri Lanka remained slow, but there were signs of improvement towards the end of 2001. The Pakistan market continued to perform satisfactorily.

Australia The trading conditions in Australia improved in the second half of 2001 following a recovery in the residential market and moderate growth in the commercial sector. The low interest rate environment and the government housing assistance package stimulated building activities.

TECHNOLOGY AND STRATEGIC DIVISION

The performance of this Division slowed down significantly in the second half of the year. Turnover for the year increased by 18.7%.

Lighthouse Technologies, a 51%-owned subsidiary of the Company involved in LED big screens, performed strongly during the first half of the year, but the business slowed down after the September 11 events. It registered a growth of 13% in turnover for the whole year, and it continued to be one of the world's leading suppliers of Large Screen Video displays with growing estimated market share. It also successfully applied the new M4 technology which significantly enhances quality and uniformity of screen color and brightness. During the year, it launched the Video Banner System, a new LED display system for the sports marketing industry. Its products continued to be featured at internationally renowned events including Pavarotti's concerts in London and Beijing in 2001. It also supplied the world's largest curved indoor screen to Credit Suisse bank in Frankfurt, and, a first for South Africa, two Lighthouse screens were installed at Cape Town.

The two electrical and electronics distribution companies, in which the Group invested in 2001 with an aim to further expand its distribution capability within the region, performed satisfactorily.

香港的地產市道仍然疲弱，奇勝工業於年內調低產品售價以保持銷量及市場佔有率，並成功推出E1000和C-Spectra「千色龍」電器配件系列及節能照明產品。台灣市場的總銷售錄得增長，惟全線產品的平均毛利則下降。

東南亞市場 奇勝工業於新加坡及馬來西亞市場仍然面對艱難的營商環境，為了能夠於萎縮的市道下盡量爭取銷售，奇勝工業採用了積極的價格策略。泰國的住宅市場及商廈的發展項目增加，而奇勝工業於印尼市場的銷售得到改善。斯里蘭卡的建築業發展緩滯，於二零零一年年底開始好轉，至於巴基斯坦市場的業務則繼續表現滿意。

澳洲市場 隨著住宅市場復甦及商業樓宇市場出現溫和增長，澳洲市場的營商環境於二零零一年下半年度得到改善，而低息環境及政府的住屋資助計劃亦刺激當地之建築業發展。

科技及策略部

科技及策略部的業務在下半年度大幅減慢，全年營業額上升18.7%。

公司擁有51%權益之附屬公司、生產及銷售發光二極管大型顯示屏的兆光科技有限公司於上半年度錄得強勁業績，惟自美國九一一事故業務減慢，全年營業額錄得13%之升幅。兆光科技繼續保持其大型顯示屏世界主要供應商的地位，估計市場佔有率將繼續上升。兆光科技成功採用嶄新的M4技術顯著地提高畫面質素及色彩和亮度的統一性。針對運動推廣市場的需要，兆光科技於年內推出了新的發光二極管顯示系統──Video Banner System。兆光科技的屏幕繼續為

FINANCIAL REVIEW

During the year, the Group's net bank borrowings increased slightly by HK$77 million to HK$1,883 million. As at March 31, 2002, the aggregate of the Group's shareholders' fund and minority interests was HK$1,177 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.60. The gearing ratios of the Company and GP Industries were 0.93 and 0.58 whereas those of GP Batteries and Clipsal Industries were 0.70 and 0.49 (as at December 31, 2001) respectively. There were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associated companies continued their prudent policy on foreign exchange risk. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risk as appropriate. At March 31, 2002, 28% (March 31, 2001: 49%) of the Group's bank borrowings was revolving or repayable within one year whereas 72% (March 31, 2001: 51%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 67% and 20% of the Group's bank borrowings are in US dollars and Hong Kong dollars respectively.

HUMAN RESOURCES

As at March 31, 2002, the Group and the operations of major business divisions employed over 14,000 people worldwide. People are our greatest asset and the Group is committed to providing an environment across the whole organization where employees feel valued and appreciated, thereby promoting a sense of belonging to the Group. We offer competitive remuneration and benefits packages to our employees. We also provide our people with the necessary tools, training and advancement opportunities so they can be highly effective and productive.

Internal Communication and Activities

To strengthen internal communication and boost the Gold Peak family spirit, a staff intranet website was launched during the year. Various newsletters were also published within the Group on a regular basis. Social activities including long service award presentation ceremonies, annual dinners and

國際大型活動所採用，包括於二零零一年在倫敦和北京舉行的巴伐洛堤演唱會，更為在法蘭克福的瑞士信貸銀行提供了全球最大的弧形戶內顯示屏，並於開普敦安裝了南非首兩座屏幕。

為進一步擴展區內的分銷網絡，集團於二零零一年投資的兩家電器及電子產品分銷商，於年內取得滿意之表現。

財務回顧

集團於年內之銀行貸款淨額輕微增加七千七百萬至十八億八千三百萬港元，於二零零二年三月三十一日，集團之股東資金及少數股東權益合共十一億七千七百萬港元，而集團之借貸比率為1.60(按綜合銀行貸款淨額除以股東資金及少數股東權益計算)。若個別計算，金山工業及GP工業之借貸比率分別為0.93及0.58，金山電池為0.70，而奇勝工業於二零零一年十二月三十一日之借貸比率則為0.49。與去年年結日之數字比較，各公司之借貸比率並沒有顯著變動。

集團及其主要聯營公司貫徹其管理外匯風險之審慎策略，包括適當地透過安排遠期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的影響減至最低。於二零零二年三月三十一日，集團有28%(二零零一年三月三十一日：49%)之銀行貸款屬循環性或需於一年內償還借貸，其餘72%(二零零一年三月三十一日：51%)則大部份為需於一年至五年內償還借貸；大部份借貸均以浮息計算，當中約67%之借貸以美元計算，約20%以港元計算。

人力資源

於二零零二年三月三十一日，集團及其主要業務在全球聘用員工逾一萬四千人，集團一直視員工為最寶貴的資產，致力締造一個令員工感到備受

festive gatherings were organized throughout the year. In addition, employees in Hong Kong participated in the Corporate Games, an annual event organized by the Leisure and Cultural Services Department of the Government of Hong Kong SAR.

Remuneration Policies

The Group's compensation and benefits are mostly tied to the individual employee's performance and contribution, experience and the company's profitability as well as market trends in respective labor markets. In addition to basic remuneration, share options are offered to qualifying employees to reward them for their good performance and to foster loyalty within the Group.

Retirement Benefit Scheme

The Company and certain of its subsidiaries operated a defined contribution retirement benefit scheme for all qualified employees in Hong Kong. The Group obtained Mandatory Provident Fund ("MPF") exemption for its existing ORSO Scheme from the Mandatory Provident Fund Schemes Authority. At the same time, a new MPF scheme was set up to comply with legislation. This was offered to all existing members of the ORSO Scheme as well as to new employees as an alternative pension scheme.

In addition, certain overseas members of the Group participated in central provident fund schemes established by the relevant authorities in their respective countries.

Training and Development

The Group continued to place strong emphasis on staff training and development and promote a life-long learning attitude among employees in order to sustain our leadership position. During the year, various training sessions and management workshops were organized by the Company and certain of its member companies, including "Outward Bound" courses as well as talks on workplace safety, occupational health of office workers and first aid care.

重視和賞識的工作環境，從而增強員工對集團的歸屬感。此外，集團亦設立具競爭力之薪酬及福利制度，並為員工提供必須的工具、培訓和晉升機會，以提高他們的工作效率和生產力。

內部傳訊及員工活動

為了提升金山工業集團的團隊精神及加強內部溝通，集團於年內建立員工內聯網，並定期出版多份員工通訊，同時亦不時舉辦各項聯誼活動，包括長期服務獎頒獎禮、週年晚宴及佳節聯歡會等。此外，各員工踴躍參加各項體育活動，香港的員工更參加了由香港特別行政區政府文化及康樂事務處舉辦一年一度的「工商機構運動會」。

薪酬制度

集團之薪酬及福利制度與每位員工之表現和貢獻、經驗、公司盈利及個別勞工市場的趨勢緊密掛鈎。除了基本薪酬外，集團更設有職員認股權計劃以獎勵合資格及表現出色的員工，藉此加強員工對集團的歸屬感。

退休福利計劃

本公司及集團內部份附屬公司已為香港所有合資格的員工設有一項界定供款的公積金福利計劃。集團現有之「職業退休計劃」由強制性公積金計劃管理局獲得強積金豁免，同時，集團亦按法例規定設立了一項新的強積金計劃，為職業退休計劃的現有成員和新僱員提供另一項選擇。

此外，本集團部份海外成員機構參與由當地有關當局成立之中央公積金計劃。

培訓及發展

集團繼續貫徹加強員工的培訓和發展鼓勵員工養成「活到老學到老」的學習態度，以保持集團的市場領導地位。集團和部份成員機構於年內為管理層及其他員工舉辦了多項培訓課程及管理層工作坊，包括外展訓練及工作場所安全、職業健康和急救常識等講座。

COMMUNITY RELATIONS

Committed to being a responsible corporate citizen, the Group continued to support industrial and community programs. During the year, the Group sponsored the Hong Kong Awards for Industry, marking its thirteenth year of sponsorship. We also supported a number of activities such as the Dress Casual Day and Corporate and Employee Contribution Program organized by the Community Chest of Hong Kong, Blood Drive of the Red Cross Hong Kong, CLP Lights Up Hong Kong staged by the Hong Kong Tourism Board and "English for Workplace" program held by the Hong Kong General Chamber of Commerce. During the year, we also supported a research project led by the One Country Two Systems Research Institute Limited.

APPRECIATION

Taking this opportunity, we would like to express our sincere thanks to all the dedicated employees of the Gold Peak family for their hard work and invaluable contribution during the past challenging year. We also wish to thank our shareholders and business partners for their unfailing support.

社會公益

金山工業集團致力成為良好的企業公民，一直支持工業推廣和社區活動。今年是集團第十三年贊助香港工業獎，集團並參與多項社區活動，包括由香港公益金舉辦的「公益金便服日」和「商業及僱員募捐計劃」、集團與香港紅十字會合辦的捐血日、由香港旅遊發展局主辦的「中電全城動感耀燈輝」及由香港總商會舉辦的職業英語計劃。於年內，集團亦贊助由一國兩制研究中心進行的一項研究工作。

致謝

董事局在此謹向金山工業集團每一位盡心的員工在過去艱辛的一年內作出的努力和貢獻致謝，並感謝全體股東及業務夥伴一直以來的鼎力支持。

The Board of Directors

Gold Peak Industries (Holdings) Limited

July 19, 2002

金山工業(集團)有限公司董事局

二零零二年七月十九日

2001

August

Clipsal (Malaysia) Sdn Bhd celebrated its 20th anniversary.

八月

Clipsal (Malaysia) Sdn Bhd 慶祝成立二十週年。

December

GP Batteries acquired the assets and intellectual properties of Bolder Technologies Corporation in the US, and has since moved the production facilities to Singapore.

十二月

金山電池收購美國Bolder Technologies Corporation之資產和知識產權，並將生產設施遷往新加坡。

2002

January

- The Company entered into a 3-year term loan agreement with a syndicate of nine banks to raise US$33 million through a term loan facility.
- GP Batteries entered into a contract to supply Nickel Metal Hydride batteries for the Advanced Public Transport project in the Netherlands.
- GP Batteries and Clipsal Industries each acquired a 3% interest in TCL Holdings Corporation Limited of Huizhou, China as a long-term investment.

一月

- 本公司與九家銀行簽署一項三千三百萬美元的三年期銀團貸款協議。
- 金山電池簽訂合約，為荷蘭先進公共運輸系統供應鎳氫電池。
- 金山電池和奇勝工業各自購入在中國惠州之TCL集團有限公司之3%權益，作為長期投資。

April

T.G. Battery Co. (China) Limited of Huizhou, China celebrated its 10th anniversary.

四月

在中國惠州之東山電池工業(中國)有限公司慶祝成立十週年。

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

董事及高級管理層簡介

Victor LO Chung Wing GBS, OBE, JP, aged 52, joined Gold Peak Group in 1972 and was appointed Chairman & Chief Executive in 1990. He is also Chairman of GP Industries Limited and Clipsal Industries (Holdings) Limited as well as the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is one of the leading industrialists in the region. He is currently Chairman of Federation of Hong Kong Industries, Chairman of Hong Kong Science and Technology Parks Corporation. He is also a member of Hong Kong's Council of Advisors on Innovation and Technology, a Council Member of Hong Kong Trade Development Council, a member of the Exchange Fund Advisory Committee and a Court Member of Hong Kong University of Science and Technology. He was one of the three Hong Kong representatives to the APEC (Asia-Pacific Economic Co-operation) Business Advisory Council from 1996 to 1999. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the United States with a Bachelor of Science degree in Product Design.

羅仲榮 GBS，OBE，太平紳士，五十二歲，自一九七二年效力金山工業集團，於一九九零年獲委任為主席兼總裁，現時亦為GP工業有限公司及奇勝工業(集團)有限公司主席，並曾於一九九零年至一九九三年出任金山電池國際有限公司主席。羅氏為區內傑出工業家之一，現時為香港工業總會主席、香港科技園公司主席，亦為香港創新科技顧問委員會成員、香港貿易發展局理事會理事、外匯基金諮詢委員會成員以及香港科技大學顧問委員會委員。羅氏於一九九六年至一九九九年為亞太經濟合作組織商業諮詢委員會的三位香港代表之一。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。

Andrew NG Sung On aged 52, joined Gold Peak Group in 1975 and was appointed Vice Chairman in 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and was appointed the Chairman and Chief Executive of GP Batteries International Limited in 1993. Mr Ng is an Executive Committee Member of the Business Environment Council and Vice Chairman of Hong Kong Critical Components Manufacturers Association. In December 2001, he was awarded "the Honorable Citizen of Dongguan City" of China. Mr Ng graduated from the Massachusetts Institute of Technology in the United States with a Master of Science degree in Chemical Engineering.

吳崇安 五十二歲，自一九七五年效力金山工業集團，於一九九零年獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，於一九九三年獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為商界環保協會執行委員會成員及香港關鍵性零部件製造業協會副主席，於二零零一年十二月獲中國東莞市政府甄選為「東莞市榮譽市民」。吳氏於美國麻省理工學院畢業，持有化學工程理學碩士學位。



from right to left
由右至左

Andrew Chuang 莊紹樑
Simon Cua 柯天然
Parklin Ho 何柏年
Brian Li 李耀祥
P C Leung 梁伯全
K L Tsang 曾坤龍
Kevin Lo 羅仲炳
K W Chau 周國偉

Victor Lo 羅仲榮
Andrew Ng 吳崇安
Paul Lo 羅仲煒
Raymond Wong 王維勳
Brenda Lee 李黃玉環
T W Lu 呂子云
Richard Ku 顧玉興
M K Wong 黃文傑
W S Hui 許永新
Stephen Mak 麥耀明

Kevin LO Chung Ping aged 66, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the Group's information technology application specializing in broadband networking and Internet appliance development. He is also actively involved in the advanced electronic product development of Gold Peak Group as well as overseeing the research and development arm in Canada. He is a member of the Court of Hong Kong Polytechnic University and presently chairs the advisory committee of the University's Centre for Multimedia Signal Processing. A veteran in the television broadcasting industry, he has been a member of the board as well as the executive committee of Hong Kong Television Broadcasts Limited since 1977.

羅仲炳 六十六歲，於一九八三年至一九九零年出任金山工業集團主席。羅氏於集團的資訊科技應用，尤其在寬頻網絡及互聯網工具發展方面擔當重要角色，亦積極參與集團在先進電子產品之發展，並掌管於加拿大之研究及發展部門。羅氏為香港理工大學顧問委員會委員，並擔任該大學之多媒體訊號處理研究中心之諮詢委員會主席。羅氏於電視廣播界具資深經驗，自一九七七年出任電視廣播有限公司之董事局及執行委員會成員。

Paul LO Chung Wai aged 54, was one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into Taiwan and China. He is the Chairman of LTK Industries Limited and COTCO Holdings Limited. Mr Lo is currently the Vice President of Huizhou Association of Enterprises with Foreign Investment of China. He is also a Councillor of Guangdong Association of Enterprises with Foreign Investment of China.

羅仲煒 五十四歲，為金山工業集團創辦人之一，在集團之企業發展擔當重要角色，尤其在擴展集團業務及於中國及台灣的投資方面。羅氏亦為樂庭實業有限公司及華剛光電(集團)有限公司之主席。現時，羅氏為中國惠州市外商投資企業協會理事會副會長，以及廣東外商投資企業協會理事會理事。

LEUNG Pak Chuen aged 52, joined Gold Peak Group in 1981 and was appointed an Executive Director in 1990. He is also the Vice Chairman and Managing Director of GP Industries Limited and an Executive Director of Clipsal Industries (Holdings) Limited. He has been in the electronics manufacturing industry for over 20 years and has played an important role in setting up major joint ventures in China. Mr Leung is the Vice Chairman of Hong Kong Auto Parts Industry Association. He graduated from Chu Hoi College with a Bachelor's degree in Business Administration.

梁伯全 五十二歲，於一九八一年效力金山工業集團，於一九九零年獲委任為執行董事，現時為GP工業有限公司副主席兼董事總經理及奇勝工業(集團)有限公司執行董事。梁氏從事電子製造業逾二十年，對集團在中國成立多間合資公司擔任重要角色，現時為香港汽車零部件工業協會副主席。梁氏於珠海書院畢業，持有工商管理學士學位。

Richard KU Yuk Hing aged 54, joined Gold Peak Group in 1978 and was appointed an Executive Director in 1990. He is also the Vice Chairman of GP Batteries International Limited. He has over 20 years' experience in international marketing in the battery industry. He graduated from the Sophia University in Japan with a Bachelor of Science degree in Economics.

顧玉興 五十四歲，於一九七八年效力金山工業集團，於一九九零年獲委任為執行董事，現時兼任金山電池國際有限公司副主席，於電池業累積超過二十年之國際市場推廣經驗。顧氏於日本上智大學畢業，持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 54, was appointed an Executive Director in 1992 and is currently an Executive Director of GP Industries Limited and a Director of GP eBiz Limited. He serves as Chairman of the Design Council of the Federation of Hong Kong Industries and a member of Operations Review Committee of the Independent Commission Against Corruption. He graduated from the Queen Mary College of the University of London with a first class honours Bachelor's degree in Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.

莊紹樑博士 SBS，太平紳士，香港工程師學會資深會員，五十四歲，於一九九二年獲委任為執行董事，現為GP工業有限公司執行董事及GP電子商貿有限公司董事。莊氏現時為香港工業總會之設計委員會主席以及廉政公署審查貪污舉報諮詢委員會會員。莊氏畢業於倫敦大學Queen Mary College，持有電機(電子)工程學士一級榮譽學位及微波工程博士學位。

CHAU Kwok Wai aged 48, joined the Group in 1979 and was appointed an Executive Director in 1993. He is also the Vice Chairman and Managing Director of Clipsal Industries (Holdings) Limited. He is a Fellow Member of the Association of Chartered Certified Accountants and is also a member of the Institute of Chartered Secretaries and Administrators. He graduated from the University of Lancaster in the United Kingdom with a Master of Arts degree in Accounting and Finance.

周國偉 四十八歲，自一九七九年效力本集團，於一九九三年獲委任為執行董事，現時為奇勝工業(集團)有限公司副主席兼董事總經理。周氏為特許公認會計師公會資深會員及特許秘書及行政人員公會會員，於英國 University of Lancaster 畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 50, appointed an Executive Director in 1997. He joined Gold Peak Group in 1986 and is currently General Manager of the Company. He is also an Executive Director of GP Industries Limited and GP Batteries International Limited. He is a Fellow Member of the Association of Chartered Certified Accountants as well as a member of both the Institute of Chartered Secretaries and Administrators and the Institute of Financial Consultants.

王維勤 五十歲，自一九八六年加入金山工業集團，於一九九七年獲委任為執行董事，現亦為本公司總經理、GP工業有限公司及金山電池國際有限公司執行董事。王氏為特許公認會計師公會資深會員、特許秘書及行政人員公會會員和Institute of Financial Consultants會員。

Vincent CHEUNG Ting Kau aged 60, was appointed a non-executive board member in 1984. He is also non-executive director of Global Food Culture Group Limited and Techtronic Industries Company Limited, an independent non-executive director of Paul Y. ITC Constructions Holdings Limited, Sing Pao Media Group Limited (previously STAREASTnet.com Corporation) and Datronix Holdings Limited; all of which are listed on the Main Board of the Stock Exchange of Hong Kong. A graduate in law from University College, London, Mr Cheung has been a practising solicitor since 1970 and is now the Managing Partner of Vincent T.K. Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the United Kingdom.

張定球 六十歲，於一九八四年獲委任為非執行董事，亦為環球飲食文化集團有限公司和創科實業有限公司之非執行董事以及保華德祥建築集團有限公司、成報集團傳媒有限公司(前稱「東魅網」)及連達科技控股有限公司之獨立非執行董事，該等公司均在香港聯合交易所主板上市。張氏在英國倫敦University College取得法律學位，於一九七零年成為執業律師，現為香港張葉司徒陳律師事務所之首席合夥人，並擁有香港及英國執業資格。

LUI Ming Wah *JP, PhD,* aged 64, was appointed a non-executive board member in 1995. He is an established industrialist serving as the Honorary Chairman of the Hong Kong Electronic Industries Association and the Chairman of Hong Kong Shandong Chamber of Commerce. He is also the Executive Committee Member of the Chinese Manufacturers' Association of Hong Kong, a member of Hong Kong International Arbitration Centre and a standing committee of the Shandong Committee of China Political Consultative Congress. He was elected to the HKSAR Legislative Council in May 1998 for a term of two years. In the 2000 Legislative Council Elections, he has been elected again for a term of four years. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently the Managing Director of Keystone Electronics Co. Ltd.

呂明華博士 *太平紳士*，六十四歲，於一九九五年起獲委任為非執行董事。呂氏為香港知名工業家，現為香港電子業商會榮譽主席及香港山東商會主席，同時為香港中華廠商聯合會常務會董、香港國際仲裁中心董事以及山東省政協常務委員。於一九九八年五月，呂氏被選為香港特別行政區立法會成員，任期兩年，並於二零零零年立法會選舉再獲選連任四年。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理。

John LO Siew Kiong *OBE, JP, PhD, FHKIE, FRMIT,* aged 63, is currently a non-executive board member of Gold Peak. He currently serves as the Honorary Chairman of the Hong Kong Standards and Testing Centre Limited, Hong Kong Quality Assurance Agency as well as the Chairman of the Quality and Reliability Centre of the Hong Kong Polytechnic University. He is a Fellow Member of the Hong Kong Institute of Engineers. He has received a Fellowship from the Royal Melbourne Institute of Technology in Communication Engineering in Australia and a Doctorate degree in Business Administration from the University of Beverly Hills in the United States.

羅肇強博士 *OBE，太平紳士，FHKIE，FRMIT*，六十三歲，現為金山工業集團之非執行董事。羅氏現時為香港標準及檢定中心和香港品質保證局榮譽主席及香港理工大學優質推廣中心主席。羅氏為香港工程師學會資深會員和澳洲Royal Melbourne Institute of Technology通訊工程資深會員，並持有美國University of Beverly Hills之工商管理博士學位。

Brenda LEE Wong Yuk Wan aged 47, joined Gold Peak Group in 1982 and is currently a Deputy General Manager of the Company. She is also a director of GP eBiz Limited. Mrs Lee is currently the Vice President of the Hong Kong Institute of Human Resource Management. She holds a Master of Arts degree from the Macquarie University of Australia.

李黃玉環 四十七歲，自一九八二年效力金山工業集團，現為金山工業之副總經理，現為GP電子商貿有限公司董事。她現為香港人力資源管理學會副會長，持有澳洲Macquarie University文學碩士學位。

WONG Man Kit aged 42, joined Gold Peak Group in 1991 and is currently a Deputy General Manager and Company Secretary of the Company. He is a member of the Hong Kong Society of Accountants and a member of the Institute of Chartered Secretaries and Administrators. He graduated from the Chinese University of Hong Kong with a Master degree in Business Administration.

黃文傑 四十二歲，自一九九一年效力金山工業集團，現為金山工業之副總經理及公司秘書。黃氏為香港會計師公會及特許秘書及行政人員公會會員，他於香港中文大學畢業，持工商管理碩士學位。

董事局謹向各股東呈覽截至二零零二年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended March 31, 2002.

主要業務

本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註44及45。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 44 and 45 to the financial statements respectively.

業績及分配

集團截至二零零二年三月三十一日止年度之業績及公司之分配的細節詳載第45頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股2.5仙給各股東。董事局建議派發末期股息每股1.5仙。在全年股息合計每股4.0仙之基準下，總股息約為21,277,000港元，而是年度之保留溢利之結餘載於賬目附註33。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended March 31, 2002 are set out in the consolidated income statement on page 45 and the accompanying notes to the financial statements. An interim dividend of 2.5 cents per share was paid to the shareholders during the year. A final dividend of 1.5 cents per share is proposed by the directors. On the basis of 4.0 cents per share for the entire year, total dividends amount to approximately HK$21,277,000 and the balance of the net profit for the year is retained as shown in note 33 to the financial statements.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本及認股權證

公司於本年度股本及未行使認股權證之變動細節分別詳載於賬目附註30及32。

SHARE CAPITAL AND WARRANTS

Details of movements in the share capital and outstanding warrants of the Company during the year are set out in notes 30 and 32 to the financial statements respectively.

投資物業

集團之投資物業於本年度變動之細節詳載於賬目附註13。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group during the year are set out in note 13 to the financial statements.

物業、廠房及設備

集團於是年度購買約43,558,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註14。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$43,558,000 to expand its business. Details of movements in the property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

捐款

於本年度，集團用作慈善及其他捐獻款項總數約為524,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling approximately HK$524,000.

董事及服務合約

於本年度及截至本年報編製日期本公司之董事為：

執行董事：

羅仲榮 *主席兼總裁*
吳崇安 *副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事：

張定球*
呂明華*
羅肇強

* 獨立非執行董事

根據公司組織章程細則第95及112條，羅仲榮、周國偉、王維勤及呂明華先生在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意應選連任。

於即將召開之股東週年大會上之應選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償(法定補償除外)而終止之服務合約。

公司組織章程細則規定已委任之非執行董事之任期受限於輪流退職制度。

董事在重要合約及關連交易之權益

(a) 於二零零二年三月三十一日，公司按其擁有兆光科技有限公司(「兆光科技」)股本權益之比例給予部份銀行公司擔保約71,000,000港元以提供信貸額予集團佔51%權益之附屬公司兆光科技。根據香港聯合交易所有限公司證券上市規則(「上市規則」)，該項給予銀行以提供信貸額予非全資擁有附屬公司之公司擔保構成一項關連交易。

(b) 於二零零一年六月二十日，本集團同意出售所擁有之全部新西蘭上市證券予Schneider Electric Industries S.A.(「Schneider」)，總代價約為892,000新西蘭元(等同約2,860,000港元)。Schneider作為本公司主要股東，於交易之時持有本公司已發行股本10%以上權益，根據上市規則，該出售事項構成一項關連交易。該項交易之詳情已列於二零零一年六月二十二日之一項公佈。

除上述外，於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Victor Lo Chung Wing, *Chairman & Chief Executive*
Andrew Ng Sung On, *Vice Chairman*
Kevin Lo Chung Ping
Paul Lo Chung Wai
Leung Pak Chuen
Richard Ku Yuk Hing
Andrew Chuang Siu Leung
Chau Kwok Wai
Raymond Wong Wai Kan

Non-executive directors:

Vincent Cheung Ting Kau*
Lui Ming Wah*
John Lo Siew Kiong

* Independent non-executive directors

In accordance with Articles 95 and 112 of the Company's Articles of Association, Messrs. Victor Lo Chung Wing, Chau Kwok Wai, Raymond Wong Wai Kan, Lui Ming Wah are due to retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Articles of Association.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE AND CONNECTED TRANSACTIONS

(a) As at March 31, 2002, the Company provided corporate guarantees of approximately HK$71 million to certain banks for banking facilities in favour of Lighthouse Technologies Limited ("Lighthouse"), a 51% owned subsidiary of the Group, in proportion to the Company's equity interest in Lighthouse. The corporate guarantees provided to the banks for such banking facilities in favour of a non wholly-owned subsidiary constituted connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

(b) On June 20, 2001, the Group entered into a transaction to dispose of its entire investment in certain New Zealand listed securities to Schneider Electric Industries S.A. for a total consideration of approximately NZ$892,000 (equivalent to HK$2,860,000). Schneider Electric Industries S.A. is a substantial shareholder of the Company holding more than 10% of the issued share capital of the Company at the time of the transaction and the disposal therefore constituted a connected transaction under the Listing Rules. The details of the transaction were set out in a press announcement dated June 22, 2001.

Save as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及總裁在證券中之權益

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES

於二零零二年三月三十一日，各董事及總裁於按證券(公開權益)條例第29條規定公司所保存之登記冊中擁有公司普通股份之權益如下：

As at March 31, 2002, the interests of the directors and the chief executive in the ordinary shares of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

董事	Name of director	持有普通股份數目 Number of ordinary shares held 個人權益 Personal interests	家族權益 Family interests
羅仲榮	Victor Lo Chung Wing	69,451,811	–
吳崇安	Andrew Ng Sung On	64,699,957	417,000
羅仲炳	Kevin Lo Chung Ping	–	3,731,253
羅仲煒	Paul Lo Chung Wai	21,986,518	–
梁伯全	Leung Pak Chuen	2,157,581	–
顧玉興	Richard Ku Yuk Hing	2,051,780	–
莊紹樑	Andrew Chuang Siu Leung	374,000	–
周國偉	Chau Kwok Wai	675,000	–
王維勤	Raymond Wong Wai Kan	1,140,081	–
張定球	Vincent Cheung Ting Kau	1,947,549	–
呂明華	Lui Ming Wah	–	–
羅肇強	John Lo Siew Kiong	411,081	–

於二零零二年三月三十一日，各董事及總裁於GP工業有限公司(「GP工業」)分別佔47.88%及49.45%權益之聯營公司金山電池國際有限公司(「金山電池」)及奇勝工業(集團)有限公司(「奇勝工業」)，以及金山電池佔75.1%權益之附屬公司金山實業股份有限公司(「金山實業」)以及公司佔86.52%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

As at March 31, 2002, the direct and indirect interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI") and Clipsal Industries (Holdings) Limited ("CIHL"), 47.88% and 49.45% owned associates of GP Industries Limited ("GPIL") respectively, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 75.1% owned subsidiary of GPBI, and GPIL, a 86.52% owned subsidiary of the Company, were as follows:

董事	Name of director	持有普通股份數目 Number of ordinary shares held 金山電池 GPBI	金山實業 GPIT	奇勝工業 CIHL	GP工業 GPIL
羅仲榮	Victor Lo Chung Wing	200,000	–	–	–
吳崇安	Andrew Ng Sung On	613,332	500,000	100,000	–
羅仲炳	Kevin Lo Chung Ping	–	–	–	–
羅仲煒	Paul Lo Chung Wai	80,000	–	–	–
梁伯全	Leung Pak Chuen	–	–	–	340,000
顧玉興	Richard Ku Yuk Hing	50,000	200,000	–	70,000
莊紹樑	Andrew Chuang Siu Leung	–	–	–	–
周國偉	Chau Kwok Wai	–	–	132,000	–
王維勤	Raymond Wong Wai Kan	4,000	100,000	169,000	180,000
張定球	Vincent Cheung Ting Kau	20,000	–	–	–
呂明華	Lui Ming Wah	–	–	–	–
羅肇強	John Lo Siew Kiong	–	–	40,000	–

除以上所披露外，於二零零二年三月三十一日，各董事、總裁或其有關人仕沒有在公司或任何按證券(公開權益)條例定義之聯營機構之股本持有任何權益。

Save as disclosed above, as at March 31, 2002, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

主要股東

於二零零二年三月三十一日，根據證券(公開權益)條例第16(1)條規定公司保存之主要股東名冊顯示，除以上所披露有關董事及總裁之權益外，公司被通知有以下股東持有本公司已發行股本10%或以上權益：

SUBSTANTIAL SHAREHOLDERS

As at March 31, 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests disclosed above in respect of the directors and chief executive, the Company had been notified of the following shareholder with an interest representing 10% or more of the Company's issued share capital:

股東 Name of shareholder	持有普通股數目 Number of ordinary shares held
Schneider Electric Industries S.A.	54,579,000

董事及總裁購買股份或債券之權利

(a) 根據本公司於一九九九年九月二十八日通過之一項普通決議案，公司於當日採納了一項高級職員認股權計劃(「認股權計劃」)，除另行取消或修訂，認股權計劃於生效當日起計五年內被確認及有效。認股權計劃之目的是促使公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。按認股權計劃，公司董事獲授權於認股權計劃生效起五年內之任何時間，將認股權授予公司及其任何附屬公司之任何董事或僱員，以不少於授予認股權前五個交易日平均收市價百份之八十之價值或公司票面值(以價高者為準)認購公司股票。此認股權計劃所授予之股票總數於任何時間都不可超過公司已發行股份之百份之十，此認股權計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過該認股權計劃已發行及可發行股票之百份之二十五。

於二零零二年三月三十一日，按認股權計劃授出而尚未行使之認股權可認購之股份為數14,450,000股，此代表公司於當日股份之2.7%。授予的認股權必須於授予日二十八天內，以1港元作代價支付。授予之認股權可於授予日起或被接納日起或其他經由董事決定之日期起行使，及於第五個週年日辦公時間止屆滿。

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(a) Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme ("ESOS") on that date, and unless otherwise cancelled or amended, the ESOS will be valid and effective for a period of five years from the date of adoption. The purpose of the ESOS is to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company. According to the ESOS, the board of directors of the Company is authorised, at any time within five years since the adoption date of the ESOS, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for shares in the Company at a price not less than 80% of the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options or the nominal value of the Company's shares, whichever is higher. The maximum number of shares in respect of which options may be granted under the ESOS cannot exceed 10% of the nominal amount of the issued share capital of the Company from time to time. The number of shares in respect of which options may be granted to any individual in any time is not permitted to exceed 25% of the aggregate number of shares for the time being issued and issuable under the ESOS.

The number of shares in respect of which options had been granted and outstanding on March 31, 2002 under the ESOS was 14,450,000, representing 2.7% of the shares of the Company on that date. Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 as the consideration for the options granted and are exercisable on the date of grant or acceptance of such options or the date to be determined by the directors and expiring at the close of business on the fifth anniversary thereof.

(a) (續)

本年度按認股權計劃授予公司董事及集團僱員認股權而產生之認股權數目之變動如下：

(a) (continued)

The movements in the number of options outstanding during the year which have been granted to the directors of the Company and employees of the Group under the ESOS were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	認股權數目 Number of option shares 於二零零一年四月一日尚未行使 Outstanding at 4.1.2001	是年度行使 Exercised during the year	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002
羅仲榮	Victor Lo Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	–	1,250,000
		3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–	1,250,000
吳崇安	Andrew Ng Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	–	1,000,000
		3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–	1,000,000
羅仲炳	Kevin Lo Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
羅仲煒	Paul Lo Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
梁伯全	Leung Pak Chuen	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
顧玉興	Richard Ku Yuk Hing	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
莊紹樑	Andrew Chuang Siu Leung	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
周國偉	Chau Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
王維勤	Raymond Wong Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
					10,750,000	–	10,750,000
僱員	*Employees*	5.8.2000	5.8.2000-5.7.2005	1.41	675,000	(200,000)	475,000
		3.30.2001	3.30.2001-3.29.2006	1.45	3,325,000	(100,000)	3,225,000
					4,000,000	(300,000)	3,700,000
					14,750,000	(300,000)	14,450,000

附註：認股權行使前本公司股份收市價之加權平均數為1.68港元。

Note: The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$1.68.

認股權之財務影響將不被納入本公司或本集團的資產負債表，直至認股權被行使，其相關的支出費用將不會計入損益表及資產負債表。當認股權被行使後，本公司將把股份票面值計入新增之股東資金，而高於票面值之行使溢價會被列入股本溢價賬目。

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

董事及總裁購買股份或債券之權利(續)

(b) GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股計劃」),使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效,直至於一九九九年十一月十九日被按於同日舉行之GP工業股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權,以獎勵其對GP工業之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使,於第五個週年日辦公時間止屆滿。然而,在舊GP工業認股計劃未終止前已獲授而仍未行使之認股權仍然生效,會繼續按照舊GP工業認股計劃的規則所執行直至該特權完全行使或期滿。按舊GP工業認股計劃已授予公司董事及集團僱員而尚未行使之認股權數目之變動如下:

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(b) GPIL has an executives' share option scheme (the "Old GPIL ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GPIL to offer to eligible employees, including executive directors, of GPIL or any of its subsidiaries options to subscribe for GPIL's shares. The Old GPIL ESOS was initially valid and effective for a period of ten years from the date of adoption unit it was discontinued and replaced by the new GPIL share option scheme 1999 (the "GPIL 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting of GPIL on the same date. The purpose of the Old GPIL ESOS is to enable GPIL to grant options to eligible employees and directors as incentives and rewards for their contributions to GPIL. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old GPIL ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPIL ESOS. The movements in the number of options outstanding during the year which have been granted to directors of the Company and employees of the Group under the Old GPIL ESOS were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零一年四月一日尚未行使 Outstanding at 4.1.2001	是年度行使 Exercised during the year	是年度期滿/註銷 Lapsed/cancelled during the year	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002
梁伯全	Leung Pak Chuen	2.3.1997	2.3.1998-2.2.2002	0.60	120,000	–	(120,000)	–
		8.2.1999	8.2.2000-8.1.2004	0.41	260,000	–	–	260,000
莊紹樑	Andrew Chuang Siu Leung	2.3.1997	2.3.1998-2.2.2002	0.60	80,000	–	(80,000)	–
		7.23.1998	7.23.1999-7.22.2003	0.30	80,000	–	–	80,000
		8.2.1999	8.2.2000-8.1.2004	0.41	130,000	–	–	130,000
王維勤	Raymond Wong Wai Kan	2.3.1997	2.3.1998-2.2.2002	0.60	80,000	–	(80,000)	–
		7.23.1998	7.23.1999-7.22.2003	0.30	80,000	–	–	80,000
		8.2.1999	8.2.2000-8.1.2004	0.41	130,000	–	–	130,000
					960,000	–	(280,000)	680,000
GP工業之董事	*Directors of GPIL*	2.3.1997	2.3.1998-2.2.2002	0.60	100,000	–	(100,000)	–
		8.2.1999	8.2.2000-8.1.2004	0.41	200,000	–	–	200,000
僱員	*Employees*	2.3.1997	2.3.1998-2.2.2002	0.60	1,244,000	–	(1,244,000)	–
		7.23.1998	7.23.1999-7.22.2003	0.30	1,045,000	(95,000)	–	950,000
		8.2.1999	8.2.2000-8.1.2004	0.41	2,215,000	(130,000)	(75,000)	2,010,000
					4,804,000	(225,000)	(1,419,000)	3,160,000
					5,764,000	(225,000)	(1,699,000)	3,840,000

附註:認股權行使前GP工業股份收市價之加權平均數為0.79坡元。

Note: The weighted average closing price of GPIL's shares immediately before the dates on which the options were exercised was S$0.79.

(b) (續)

依照一九九九年GP工業認股計劃，授權GP工業之董事，於一九九九年GP工業認股計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於該計劃提供前三天交易日之平均價格的百份之二十折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之百份之十五。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股計劃已發行及可發行股份之百份之二十。

於二零零二年三月三十一日，按一九九九年GP工業認股計劃授出而尚未行使之認股權可認購之股份為數9,793,000股，此代表GP工業於二零零二年三月三十一日股份之2.2%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年GP工業認股計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下：

(b) (continued)

According to the GPIL 1999 Option Scheme, the directors of GPIL is authorised, at any time within ten years after the adoption of GPIL 1999 Option Scheme, to grant options to any directors or employees of GPIL or any of its subsidiaries to subscribe for GPIL's shares at a price not more than 20% discount of the average of the closing prices of GPIL's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GPIL's shares, whichever is higher. Unless otherwise cancelled or amended, GPIL 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GPIL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GPIL on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GPIL 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstanding on March 31, 2002 under the GPIL 1999 Option Scheme was 9,793,000, representing 2.2% of the shares of GPIL on March 31, 2002. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options outstanding during the year which have been granted to the directors of the Company and employees of the Group under the GPIL 1999 Option Scheme were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零一年四月一日是年度尚未行使 Outstanding at 4.1.2001	是年度授予 Granted during the year	是年度註銷 Cancelled during the year	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002
羅仲榮	Victor Lo Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	300,000
		4.4.2001	4.4.2003-4.3.2011	0.620	–	600,000	–	600,000
梁伯全	Leung Pak Chuen	4.14.2000	4.14.2002-4.13.2010	0.456	240,000	–	–	240,000
		4.4.2001	4.4.2003-4.3.2011	0.620	–	500,000	–	500,000
莊紹樑	Andrew Chuang Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	–	200,000	–	200,000
王維勤	Raymond Wong Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	–	220,000	–	220,000
					760,000	1,520,000	–	2,280,000
GP工業之董事	*Directors of GPIL*	4.14.2000	4.14.2002-4.13.2010	0.456	180,000	–	–	180,000
		4.4.2001	4.4.2003-4.3.2011	0.620	–	400,000	–	400,000
GP工業之非執行董事	*Non-executive directors of GPIL*	4.14.2000	4.14.2002-4.13.2005	0.456	170,000	–	–	170,000
		4.4.2001	4.4.2003-4.3.2006	0.620	–	340,000	–	340,000
本集團僱員	*Employees of the Group*	4.14.2000	4.14.2002-4.13.2010	0.456	2,293,000	–	(238,000)	2,055,000
		4.4.2001	4.4.2003-4.3.2011	0.620	–	4,884,000	(516,000)	4,368,000
					2,643,000	5,624,000	(754,000)	7,513,000
					3,403,000	7,144,000	(754,000)	9,793,000

(b) （續）

附註：GP工業股份於二零零一年四月四日前，即年內認股權授予之日前，其收市價為0.76坡元。

在是年度，合共7,144,000認股權於二零零一年四月四日以每股GP工業股份0.620坡元之行使價授出。董事局認為並不適宜於是年度為於一九九九年GP工業認股計劃下授出之認股權作出估值，因多個對該等認股權估值有法定性影響之因素不能準確地確定。一九九九年GP工業認股計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

在一九九九年GP工業認股計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關費用成本不會計入損益表及資產負債表。

(c) 金山電池有一項高級職員認股權計劃（「舊金山電池認股計劃」），使其董事局可授予金山電池及其任何附屬公司之合適僱員（包括執行董事）認購金山電池股份之權利。認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權，以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十二月，該舊金山電池認股計劃已終止，並且由新的一九九九年金山電池認股權計劃（「一九九九年金山電池認股計劃」）所取代。然而，在舊金山電池認股計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊金山電池認股計劃的規則所執行直至該認股權完全行使或期滿。在是年度按舊金山電池計劃已授予公司董事而尚未行使之認股權數目之變動如下：

(b) (continued)

Note: The closing price of GPIL's shares immediately before April 4, 2001, the date of options granted during the year, was S$0.76.

During the year, a total of 7,144,000 options were granted on April 4, 2001 at an exercise price of S$0.620 per GPIL's share. The directors of the Company considered that it is not appropriate to value share options granted under the GPIL 1999 Option Scheme during the year as a number of factors critical for the valuation of the share options granted cannot be determined accurately. In the absence of a readily available market value of the options under the GPIL 1999 Option Scheme, any valuation of the share options granted based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

The financial impact of the share options granted under the GPIL 1999 Option Scheme is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs.

(c) GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the directors of GPBI to offer to eligible employees, including executive directors, of GPBI or any of its subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESOS is to enable GPBI to grant options to eligible employees and directors as incentives and rewards for their contributions to GPBI. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the new GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December 1999. However, options granted under the Old GPBI ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPBI ESOS. The movements in the number of options outstanding during the year which have been granted to the directors of the Company under the Old GPBI ESOS were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price	於二零零一年四月一日尚未行使 Outstanding at 4.1.2001	是年度期滿 Lapsed during the year	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002
吳崇安	Andrew Ng Sung On	1.16.1997	1.16.1998-1.15.2002	US$3.312	70,000	(70,000)	-
		7.29.1997	7.29.1998-7.28.2002	S$4.448	70,000	-	70,000
		8.6.1999	8.6.2000-8.5.2004	S$3.080	220,000	-	220,000
羅仲煒	Paul Lo Chung Wai	1.16.1997	1.16.1998-1.15.2002	US$3.312	70,000	(70,000)	-
		7.29.1997	7.29.1998-7.28.2002	S$4.448	70,000	-	70,000
顧玉興	Richard Ku Yuk Hing	1.16.1997	1.16.1998-1.15.2002	US$3.312	60,000	(60,000)	-
		7.29.1997	7.29.1998-7.28.2002	S$4.448	60,000	-	60,000
		8.6.1999	8.6.2000-8.5.2004	S$3.080	200,000	-	200,000
王維勤	Raymond Wong Wai Kan	1.16.1997	1.16.1998-1.15.2002	US$3.312	25,000	(25,000)	-
		7.29.1997	7.29.1998-7.28.2002	S$4.448	25,000	-	25,000
		8.6.1999	8.6.2000-8.5.2004	S$3.080	120,000	-	120,000

(c) (續)

一九九九年金山電池認股計劃使金山電池可授予金山電池及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度，按一九九九年金山電池認股計劃已授予公司董事而尚未行使之認股權數目之詳情如下：

(c) (continued)

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe for GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The details in the number of options outstanding during the year which have been granted to the directors of the Company under the GPBI 1999 Option Scheme were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零一年四月一日及於二零零二年三月三十一日尚未行使認股權數目 Number of option shares outstanding at 4.1.2001 and 3.31.2002
吳崇安	Andrew Ng Sung On	3.17.2000	3.17.2002-3.16.2010	1.41	200,000
		10.11.2000	10.11.2002-10.10.2010	1.60	200,000
顧玉興	Richard Ku Yuk Hing	3.17.2000	3.17.2002-3.16.2010	1.41	180,000
		10.11.2000	10.11.2002-10.10.2010	1.60	180,000
王維勤	Raymond Wong Wai Kan	3.17.2000	3.17.2002-3.16.2010	1.41	120,000
		10.11.2000	10.11.2002-10.10.2010	1.60	130,000

(d) 奇勝工業有一項高級職員認股權計劃(「舊奇勝工業認股計劃」)，使其董事局可授予奇勝工業及其任何附屬公司之合適僱員(包括執行董事)認購奇勝工業股份之權利。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年六月，該舊奇勝工業認股計劃已終止，並且由新的一九九九年奇勝工業認股權計劃(「一九九九年奇勝工業認股計劃」)所取代。然而，在舊奇勝工業認股計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊奇勝工業認股計劃的規則所執行直至該認股權完全行使或期滿。在是年度按舊奇勝工業認股計劃授予一位公司董事而尚未行使之認股權數目之詳情如下：

(d) CIHL has an executives' share option scheme (the "Old CIHL ESOS") to enable the directors of CIHL to offer to eligible employees, including executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old CIHL ESOS was discontinued and replaced by the new CIHL share option scheme 1999 (the "CIHL 1999 Option Scheme") in June 1999. However, options granted under the Old CIHL ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old CIHL ESOS. The details in the number of options outstanding during the year which have been granted to a director of the Company under the Old CIHL ESOS were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零一年四月一日及於二零零二年三月三十一日尚未行使認股權數目 Number of option shares outstanding at 4.1.2001 and 3.31.2002
周國偉	Chau Kwok Wai	5.12.1998	5.12.1999-5.12-2003	1.30	140,000
		10.29.1998	10.29.1999-10.29.2003	0.819	20,000

董事及總裁購買股份或債券之權利（續）

(d) （續）

一九九九年奇勝工業認股計劃使奇勝工業可授予奇勝工業及其任何附屬公司之合適僱員（包括執行董事及非執行董事）認購奇勝工業股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度，按一九九九年奇勝工業認股計劃授予公司董事而尚未行使之認股權數目之詳情如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(d) (continued)

The CIHL 1999 Option Scheme also enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted to the eligible employees and non-executive directors are exercisable on the *first anniversary or the second anniversary of the date of grant of such options and will expire at the close of* business after the fifth anniversary or the tenth anniversary thereof respectively. The details in the number of options outstanding during the year which have been granted to the directors of the Company under the CIHL 1999 Option Scheme were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零一年四月一日及於二零零二年三月三十一日尚未行使認股權數目 Number of option shares outstanding at 4.1.2001 and 3.31.2002
羅仲榮	Victor Lo Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000
周國偉	Chau Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000
王維勤	Raymond Wong Wai Kan	5.25.2000	5.25.2002-5.24.2010	1.9125	40,000
羅肇強	John Lo Siew Kiong	5.25.2000	5.25.2002-5.24.2010	2.025	110,000

除以上所披露外，在是年度任何期間，公司或其任何之附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates, of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

Save as disclosed above, none of the directors and chief executive, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

可換股證券、認股權、認股權證或類似權利

除財務報表附註28、31及32分別所述之可換股票據、認股權及認股權證外，本公司於二零零二年三月三十一日，概無尚未行使之可換股證券、認股權、認股權證或其他類似權利。於是年度，並無任何可換股證券、認股權、認股權證或類似權利獲行使。

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than the convertible note, share options and warrants as set out in notes 28, 31 and 32 to the financial statements respectively, the Company had no outstanding convertible securities, options, warrants or other similar rights as at March 31, 2002 and there had been no exercise of convertible securities, options, warrants or similar rights during the year.

退休福利計劃

本公司及集團部份附屬公司為香港所有合資格的員工設有一項界定供款的公積金福利計劃。就強制性公積金（「強積金」）法例於二零零零年十二月一日起全面實施，集團現有之「職業退休計劃」由強制性公積金計劃管理局獲得強積金豁免。同時，集團亦按法例規定設立了一項新的強積金計劃，為職業退休計劃的現有成員和新僱員提供另一項選擇。

僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為495,000港元。於二零零二年三月三十一日，此等可供減低僱主將來供款水平之被取消權利供款共約為170,000港元。

RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operate a defined contribution retirement benefit scheme for all qualified employees in Hong Kong. With the Mandatory Provident Fund ("MPF") legislation coming into effect on December 1, 2000, the Group obtained MPF exemption for its existing Provident Fund Scheme (the "Scheme") from the Mandatory Provident Fund Schemes Authority. At the same time, a new MPF scheme was set up in compliance with the legislation and was offered to all existing members of the Scheme as well as new employees as an alternative.

The unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$495,000. As at March 31, 2002, total forfeited contributions available to reduce the level of employers' future contributions was approximately HK$170,000.

本集團截至二零零二年三月三十一日止年度支付約5,643,000港元之退休福利供款於以上之退休福利計劃。

The Group contributed an aggregate amount of approximately HK$5,643,000 to the above retirement benefit schemes during the year ended March 31, 2002.

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

In addition, certain overseas subsidiaries of the Company participate in central provident fund schemes established by the relevant authorities in their respective countries.

公司上市證券之買賣及贖回

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

於本年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

主要供應商及客戶

MAJOR SUPPLIERS AND CUSTOMERS

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團本年之總營業額29%及41%。

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 29% and 41% respectively of the Group's total turnover for the year.

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團本年之總採購額28%及55%。

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 28% and 55% respectively of the Group's total purchases for the year.

除以上所披露外，沒有董事、其有關人仕、或任何股東(董事得知其持有多於5%本公司股本者)於五位最大客戶或供應商中有任何權益。

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

公司管治

CORPORATE GOVERNANCE

本公司於截至二零零二年三月三十一日止年度內符合上市規則附錄14所載之最佳應用守則之規定。

The Company has complied throughout the year ended March 31, 2002 the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

核數師

AUDITORS

德勤•關黃陳方會計師行於過去三年為本公司之核數師。

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years.

公司將於股東週年大會上提呈決議案批准其繼續聘任。

A resolution will be submitted to the annual general meeting of the Company to re-appoint them.

承董事局命

On behalf of the Board

羅仲榮
主席兼總裁
二零零二年六月二十日

Victor LO Chung Wing
Chairman & Chief Executive
June 20, 2002

德勤・關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

致金山工業(集團)有限公司股東

(於香港註冊成立之有限公司)

本核數師行已完成審核刊載於第45頁至第100頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果,對該等財務報表作出獨立的意見,並向股東報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必須的資料及解釋為目標,使本行能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在作出意見時,本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為,上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零二年三月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照公司條例妥善編製。

德勤・關黃陳方會計師行

二零零二年六月二十日

TO THE SHAREHOLDERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 45 to 100 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at March 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu

June 20, 2002

CONSOLIDATED INCOME STATEMENT 綜合損益表

Year ended March 31, 2002 截至二零零二年三月三十一日止年度

		附註 NOTES	2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
營業額	*Turnover*	4	1,601,627	1,752,777
銷售成本	Cost of sales		(1,261,424)	(1,412,556)
毛利	*Gross profit*		340,203	340,221
其他收入	Other income		73,313	84,513
分銷成本	Distribution costs		(118,479)	(92,500)
行政支出	Administrative expenses		(213,241)	(202,954)
投資淨虧損	Net investment loss	5	(23,440)	(17,524)
其他營業支出	Other operating expenses	6	(393)	(1,141)
營業溢利	*Profit from operations*	7	57,963	110,615
財務成本	Finance costs	9	(108,856)	(145,989)
所佔聯營公司業績	Share of results of associates		147,582	176,329
攤銷購入聯營公司引發之溢價	Amortisation of goodwill on acquisition of associates		(6,677)	(10,603)
攤銷購入聯營公司引發之折讓	Amortisation of negative goodwill on acquisition of associates		1,015	418
應當出售部份聯營公司權益之收益(虧損)	Gain (loss) on deemed partial disposal of associates		784	(291)
出售聯營公司權益之收益	Gain on disposal of associates		195	–
出售附屬公司權益之虧損	Loss on disposal of subsidiaries		(1,561)	–
應當出售部份附屬公司權益之虧損	Loss on deemed partial disposal of a subsidiary		(77)	(372)
除稅前溢利	*Profit before taxation*		90,368	130,107
稅項	*Taxation*	10	(35,379)	(36,577)
未計少數股東權益前溢利	*Profit before minority interests*		54,989	93,530
少數股東權益	*Minority interests*		(17,623)	(28,889)
全年純利	*Net profit for the year*		37,366	64,641
分配及其他變動:	*Appropriations and other movements:*			
股息	*Dividends*	11	(21,277)	(37,527)
轉入不可分派儲備賬	*Transfer to non-distributable reserves*			
–資本儲備	– capital reserve		(1,403)	(612)
–法定盈餘	– legal surplus		(231)	(639)
			(22,911)	(38,778)
每股盈利	*Earnings per share*	12		
基本(港仙)	Basic		7.03 cents	12.64 cents
攤薄(港仙)	Diluted		6.98 cents	11.90 cents

CONSOLIDATED BALANCE SHEET 綜合資產負債表

At March 31, 2002 於二零零二年三月三十一日

		附註 NOTES	2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
資產及負債	***ASSETS AND LIABILITIES***			
非流動資產	***Non-current assets***			
投資物業	Investment properties	13	**89,700**	90,060
物業、廠房及設備	Property, plant and equipment	14	**300,712**	308,218
所佔聯營公司權益	Interests in associates	16	**1,563,734**	1,499,531
商標	Trademarks	17	**64,832**	69,015
證券投資	Investments in securities	18	**191,825**	200,914
給貿易夥伴之借款	Advances to trade associates	19	**117,000**	117,000
遞延支出	Deferred expenditure	20	**24,448**	18,423
商譽	Goodwill	21	**10,129**	–
			2,362,380	2,303,161
流動資產	***Current assets***			
存貨	Inventories	22	**342,023**	314,886
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	23	**600,427**	536,310
證券投資	Investments in securities	18	**183,389**	294,851
應收股息	Dividends receivable		**9,388**	7,073
可收回税項	Taxation recoverable		**218**	21
銀行結存、存款及現金	Bank balances, deposits and cash		**365,542**	107,988
			1,500,987	1,261,129
流動負債	***Current liabilities***			
應付賬項及費用	Creditors and accrued charges	24	**345,596**	361,126
財務租賃責任	Obligations under finance leases	25	**3,033**	2,572
税項	Taxation payable		**3,989**	5,131
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	26	**626,573**	932,458
			979,191	1,301,287
流動資產(負債)淨值	***Net current assets (liabilities)***		**521,796**	(40,158)
總資產減去流動負債	***Total assets less current liabilities***		**2,884,176**	2,263,003
少數股東權益	***Minority interests***		**226,723**	231,099
非流動負債	***Non-current liabilities***			
借款	Borrowings	25	**1,618,911**	978,934
可換股票據	Convertible note	28	**83,423**	80,993
遞延税項	Deferred taxation	29	**4,675**	2,980
			1,707,009	1,062,907
資產淨值	***Net assets***		**950,444**	968,997

		附註 NOTES	2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
資本及儲備	***CAPITAL AND RESERVES***			
股本	Share capital	30	**265,953**	265,803
儲備	Reserves	33	**684,491**	703,194
股東資金	Shareholders' funds		**950,444**	968,997

第45頁至第100頁所示之賬目,已於二零零二年六月二十日由董事局通過,並由以下董事代表署名:

The financial statements on pages 45 to 100 were approved and authorised for issue by the Board of Directors on June 20, 2002 and are signed on its behalf by:

羅仲榮 董事	吳崇安 董事	**Victor LO Chung Wing** Director	**Andrew NG Sung On** Director

BALANCE SHEET 資產負債表

At March 31, 2002 於二零零二年三月三十一日

		附註 NOTES	2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	*Non-current assets*			
物業、廠房及設備	Property, plant and equipment	14	**30,752**	34,786
所佔附屬公司權益	Interests in subsidiaries	15	**1,879,060**	1,808,551
			1,909,812	1,843,337
流動資產	*Current assets*			
應收賬項及預付款項	Debtors and prepayments		**176,136**	168,881
銀行結存、存款及現金	Bank balances, deposits and cash		**257,434**	58,875
			433,570	227,756
流動負債	*Current liabilities*			
應付賬項及費用	Creditors and accrued charges		**8,552**	11,913
財務租賃責任	Obligations under finance leases	25	**2,066**	2,169
銀行貸款	Bank loans	26	**365,131**	409,095
			375,749	423,177
流動資產(負債)淨值	*Net current assets (liabilities)*		**57,821**	(195,421)
總資產減去流動負債	*Total assets less current liabilities*		**1,967,633**	1,647,916
非流動負債	*Non-current liabilities*			
借款	Borrowings	25	**849,301**	528,957
可換股票據	Convertible note	28	**83,423**	80,993
欠附屬公司款項	Amounts due to subsidiaries		**7,091**	9,524
			939,815	619,474
資產淨值	*Net assets*		**1,027,818**	1,028,442
資本及儲備	**CAPITAL AND RESERVES**			
股本	*Share capital*	30	**265,953**	265,803
儲備	*Reserves*	33	**761,865**	762,639
股東資金	*Shareholders' funds*		**1,027,818**	1,028,442

羅仲榮	吳崇安	Victor LO Chung Wing	Andrew NG Sung On
董事	董事	Director	Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES 綜合已確認盈虧報表

Year ended March 31, 2002 截至二零零二年三月三十一日止年度

		附註 NOTE	2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
所佔聯營公司換算儲備	*Share of translation reserve of associates*		**(11,469)**	(60,682)
換算海外業務所引發之外滙差額	*Exchange differences arising on translation of operations outside Hong Kong*		**2,255**	(11,938)
尚未於損益賬確認之淨虧損	*Net losses not recognised in the income statement*		**(9,214)**	(72,620)
全年純利	*Net profit for the year*		**37,366**	64,641
總確認收益（虧損）	*Total recognised gains (losses)*		**28,152**	(7,979)
所佔聯營公司之商譽儲備	*Share of goodwill reserve of associates*		**–**	(25,503)
所佔聯營公司之資本儲備	*Share of capital reserve of associates*		**(12,750)**	8,062
收購附屬公司所引發之商譽儲備減少	*Elimination of goodwill against goodwill reserve arising on purchase of subsidiaries*		**–**	(140,977)
增購一間附屬公司權益所引發之商譽儲備減少	*Elimination of goodwill against goodwill reserve arising on acquisition of additional interest in a subsidiary*		**–**	(5,150)
就轉讓聯營公司予一間附屬公司而增購該附屬公司之權益所引發之資本儲備	*Capital reserve arising on acquisition of additional interest in a subsidiary upon transfer of associates to that subsidiary*		**–**	3,289
			15,402	(168,258)
因會計政策之改變而作出之往年調整：	*Prior period adjustments arising as a result of changes in accounting policies:*	2		
－有關不被確認為負債之已宣佈股息	– derecognition of liability in respect of dividend declared			33,243
－攤銷購入聯營公司引發之溢價及折讓	– amortisation of goodwill and negative goodwill on acquisition of associates			(67,587)
				(34,344)

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表

Year ended March 31, 2002 截至二零零二年三月三十一日止年度

		附註 NOTES	2002 千港元 HK$'000	2001 千港元 HK$'000
經營業務之現金流入(外流)淨額	***NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES***	34	**35,508**	(5,488)
投資及財務安排所得回報	***RETURNS ON INVESTMENTS AND SERVICING OF FINANCE***			
已收聯營公司之股息	Dividends received from associates		**65,312**	100,635
已收利息	Interest received		**24,114**	37,013
已收證券投資之股息	Dividends received from investments in securities		**5,259**	3,170
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		**(107,365)**	(148,166)
已付股息	Dividends paid		**(34,564)**	(49,504)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		**(6,881)**	(16,813)
已付財務租賃責任之利息	Interest on obligations under finance leases paid		**(319)**	(594)
投資及財務安排所得回報之現金外流淨額	***NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE***		**(54,444)**	(74,259)
稅項	***TAXATION***			
已付香港以外其他地區稅項	Taxation in other jurisdictions paid		**(5,133)**	(7,332)
已付香港利得稅	Hong Kong Profits Tax paid		**(6,104)**	(6,580)
已收香港以外其他地區稅項退款	Taxation in other jurisdictions refunded		**187**	24
已收香港利得稅退款	Hong Kong Profits Tax refunded		**-**	171
稅項之現金外流淨額	***NET CASH OUTFLOW FOR TAXATION***		**(11,050)**	(13,717)
投資業務	***INVESTING ACTIVITIES***			
聯營公司之權益	Interests in associates		**(46,571)**	(59,312)
購入物業、廠房及設備	Purchase of property, plant and equipment		**(39,609)**	(43,989)
購入一項業務/附屬公司(已扣除既得之現金及等值現金及費用支出)	Purchase of a business/subsidiaries (net of cash and cash equivalents acquired and expenses incurred)	35	**(38,191)**	(48,344)
遞延支出	Payment for deferred expenditure		**(15,424)**	(13,408)
購入一間附屬公司額外權益所付代價	Consideration paid on acquisition of additional interest of a subsidiary		**(14,988)**	(62,474)
購入證券投資	Purchase of investments in securities		**(12,959)**	(64,820)
給聯營公司之借款	Advances to associates		**(7,205)**	(15,559)
出售證券投資之款項	Proceeds from disposal of investments in securities		**96,738**	21,383
出售聯營公司之款項	Proceeds from disposal of associates		**7,031**	-
聯營公司償還之欠款	Repayment of amounts due from associates		**5,904**	6,749
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		**4,207**	7,136
出售附屬公司(已扣除其現金及等值現金)	Disposal of subsidiaries (net of cash and cash equivalents disposed of)	36	**4,062**	-
應當出售部份附屬公司之款項	Proceeds from deemed partial disposal of a subsidiary		**636**	1,116
給貿易夥伴之借款	Advances to trade associates		**-**	(97,000)
轉讓聯營公司予一間非全資附屬公司之支出	Expenses incurred for the transfer of associates to a non wholly-owned subsidiary		**-**	(22,822)
投資業務之現金外流淨額	***NET CASH OUTFLOW FROM INVESTING ACTIVITIES***		**(56,369)**	(391,344)
融資前之現金外流淨額	***NET CASH OUTFLOW BEFORE FINANCING***		**(86,355)**	(484,808)

		附註 NOTES	2002 千港元 HK$'000	2001 千港元 HK$'000
融資	*FINANCING*	37		
新銀行貸款	New bank loans raised		**814,199**	747,213
定息票據	Fixed rate notes raised		**211,700**	–
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		**1,699**	700
發行股份所得之款項 (已扣除10,000港元之開支) (二零零一年:95,000港元)	Proceeds from issue of shares, net of expenses of HK$10,000 (2001: HK$95,000)		**417**	6,672
償還銀行貸款	Repayment of bank loans		**(508,321)**	(339,450)
商業信貸現金(外流)流入淨額	Net cash (outflow) inflow from import loans		**(8,151)**	78,649
償還財務租賃之本金	Principal payments for obligations under finance leases		**(3,434)**	(4,189)
發行可換股票據之款項	Proceeds from issue of convertible note		**–**	80,000
融資之現金流入淨額	*NET CASH INFLOW FROM FINANCING*		**508,109**	569,595
現金及等值現金之增加	*INCREASE IN CASH AND CASH EQUIVALENTS*		**421,754**	84,787
年初之現金及等值現金	*CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR*		**(185,133)**	(279,915)
外幣兌換率變動之影響	*EFFECT OF FOREIGN EXCHANGE RATE CHANGES*		**2,537**	9,995
年末之現金及等值現金	*CASH AND CASH EQUIVALENTS AT END OF THE YEAR*	39	**239,158**	(185,133)

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於賬目之附註44及45。

2. 採納新訂及經修訂之會計準則

於本年度，集團為首年採用數個由香港會計師公會新訂及重新修訂之會計實務準則(「會計準則」)。採納該等會計準則引致集團會計政策作出重大改變，重新訂定的會計政策詳列附註3。因應新增及經修訂會計政策帶來附加的和修訂的披露要求已於此賬目中反映。去年度的比較數值已被重整及披露，以確保其表達的一致性：

(i) 為遵照會計準則第九號(經修訂)「資產負債表結算日後之事項」(「會計準則第九號(經修訂)」)，於資產負債表結算日後及於財務報告被授權派發前宣派之股息，應該披露為資本之一部份。於往年度，公司於資產負債表結算日及於財務報告被授權派發前宣派之股息被確認為資產負債表中的負債。因應會計準則第九號(經修訂)作出具追溯力之應用及調整，於二零零零年四月一日及二零零一年四月一日之綜合資產負債表內之集團股東資金分別增加33,243,000港元及21,266,000港元。

再者，為遵照會計準則第九號(經修訂)之規定，所有聯營公司於資產負債表結算日後及於財務報告被授權派發前宣派之股息將不再於結算日後被確認。於二零零一年三月三十一日之綜合資產負債表，原列於流動資產中9,373,000港元之應收股息，已被重新分類至所佔聯營公司權益中。而於二零零零年四月一日及二零零一年四月一日之綜合資產負債表中，歸於集團少數股東權益之不被確認股息分別為11,455,000港元及3,898,000港元。

為遵照會計準則第九號(經修訂)之規定，非全資擁有及聯營公司於資產負債表結算日後及於財務報告被授權派發前宣派之股息將不再如往年於結算日被確認。因應調整，於二零零零年四月一日及二零零一年四月一日之綜合資產負債表內之公司股東資金分別減少32,234,000港元及23,110,000港元。

(ii) 於本年度，集團採納會計準則第三十號「業務合併」(「會計準則第三十號」)及會計準則第三十一號「資產減值」(「會計準則第三十一號」)。

於本年度內，集團採納會計準則第三十號八十八段賦予之過渡安排不須重訂因收購合併附屬公司及確認業務所引發而撇除或撥入商譽(資本)儲備之溢價或折讓，但因應會計準則第三十一號，任何於收購合併相關附屬公司及確認業務當日與會計準則第三十號生效日期之間的相關商譽減值損失應予追溯確認。經

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 44 and 45 to the financial statement respectively.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation, in particular:

(i) In adopting SSAP No. 9 (Revised) "Events after the balance sheet date" ("SSAP No. 9 (Revised)"), dividends declared after the balance sheet date but before the financial report was authorised for issue should be disclosed as a separate component of equity. In prior years, dividends declared by the Company after the balance sheet date but before the financial report was authorised for issue were recognised as liabilities in the balance sheet. The adoption of SSAP No. 9 (Revised) has been applied retrospectively and resulted in increases in shareholders' funds of the Group and the Company of HK$33,243,000 at April 1, 2000 and of HK$21,266,000 at April 1, 2001 respectively.

In addition, the adoption of SSAP No. 9 (Revised) has resulted in the derecognition of dividends declared by an associate of the Group after the balance sheet date but before the financial report was authorised for issue. The amount of the dividends derecognised for the Group amounted to HK$9,373,000 at March 31, 2001 and this amount was reclassified from dividend receivable to interest in associates. The amount of dividend derecognised which contributed to the minority interests of the Group amounted to HK$11,455,000 and HK$3,898,000 at April 1, 2000 and April 1, 2001 respectively.

The adoption of SSAP No. 9 (Revised) has also resulted in the derecognition of dividend declared by a non-wholly owned subsidiary and an associate of the Company after the balance sheet date but before the financial report was authorised for issue in the prior years. The adoption of SSAP No. 9 (Revised) resulted in decreases in shareholders' funds of the Company at April 1, 2000 and April 1, 2001 of HK$32,234,000 and HK$23,110,000 respectively.

(ii) In the current year, the Group has adopted both SSAP No. 30 "Business combinations" ("SSAP No. 30") and SSAP No. 31 "Impairment of assets" ("SSAP No. 31").

In adopting SSAP No. 30, the Group has applied the transitional relief provided by paragraph 88 of SSAP No. 30 not to restate goodwill or negative goodwill arising from the acquisition of subsidiaries and identified business units which were written off against or credited to goodwill (capital) reserve. However, as a result of adopting SSAP No. 31, any identified impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiaries and identified business units and the date of adoption of SSAP No. 30 have been recognised retrospectively. An amount of HK$5,073,000 representing the resulting impairment loss was

調整後，5,073,000港元之減值損失將於二零零零年四月一日之累積溢利中扣除，但並不會影響該年度於同日之集團股東資本。

於往年度，集團沒有攤銷因購入聯營公司引發之溢價或折讓。因應採納會計準則第三十號，集團於處理上述溢價或折讓之會計政策作出轉變。集團於本年度採用具追溯力的政策，按其可用年期以不多於二十年為期限攤銷因購入聯營公司引發之溢價或折讓。因應調整，集團於二零零一年三月三十一日之全年純利減少10,185,000港元，而集團於二零零零年四月一日及二零零一年四月一日之股東資金，於計入往年溢價攤銷損失3,389,000港元後，分別減少67,587,000港元及77,772,00港元。

(iii) 集團於本年度採納會計準則第十號（經修訂）「投資聯營公司之會計」（「會計準則第十號（經修訂）」）及會計準則第三十二號「綜合財務報表及投資附屬公司之會計」（「會計準則第三十二號」）。於往年度，公司於附屬公司及聯營公司之投資按估值扣除減值損失計入公司資產負債表。會計準則第十號（經修訂）及會計準則第三十二號要求公司將於附屬公司及聯營公司等投資按成本值扣除減值損失或根據會計準則第二十四號「證券投資之會計」以非持有至到期日之證券入賬。公司董事決定將附屬公司及聯營公司之投資以成本值扣除減值損失入賬，同時，該等會計制度的改變具有追溯效力。於二零零零年四月一日及二零零一年四月一日之公司股東資金因此分別減少602,560,000港元及增加4,783,000港元。

因採用上述新訂及經修訂之會計準則對集團於二零零零年四月一日之財務影響總結如下：

adjusted and charged to the accumulated profits at April 1, 2000 and this did not result in any change of the Group's shareholders' funds on the same date.

In the prior years, the Group did not amortise the goodwill or negative goodwill arising from acquisition of associates and the adoption of SSAP No. 30 has resulted in a change of the accounting policy of the Group over such goodwill or negative goodwill. Accordingly, the Group has adopted a policy in the current year and has applied it retrospectively to amortise the goodwill or negative goodwill arising from the acquisition of associates over their estimated useful lives of not more than 20 years. This resulted in a net decrease of HK$10,185,000 of the net profit of the Group for the year ended March 31, 2001 and the shareholders' funds of the Group decreased by HK$67,587,000 and HK$77,772,000 at April 1, 2000 and April 1, 2001 respectively after the reversal of impairment loss of HK$3,389,000 for the fully amortised goodwill in the previous years.

(iii) The Group has also adopted SSAP No. 10 (Revised) "Accounting for investments in associates" ("SSAP No. 10 (Revised)") and SSAP No. 32 "Consolidated financial statements and accounting for investments in subsidiaries" ("SSAP No. 32") in the current year. In the prior years, the Company's investments in its subsidiaries and associates were included in the balance sheet of the Company at valuation less any identified impairment loss. SSAP No. 10 (Revised) and SSAP No. 32 require the Company's investments in its subsidiaries and associates either carried at cost less any identified impairment loss or accounted for as investments other than held-to-maturity securities in accordance with SSAP No. 24 "Accounting for investments in securities". The directors of the Company have selected to account for the Company's investments in its subsidiaries and associates at cost less any identified impairment loss and such changes in accounting policies have been applied retrospectively. As a result, the shareholders' funds of the Company decreased by HK$602,560,000 at April 1, 2000 and increased by HK$4,783,000 at April 1, 2001.

The financial effect of the adoption of the new and revised accounting policies described above to the Group at April 1, 2000 is summarised below:

		商譽儲備 Goodwill reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000
於二零零零年四月一日如前所載	Balance at April 1, 2000 As previously reported	(485,985)	–	941,688
二零零零年末期股息負債之不被確認	Derecognition of liability in respect of 2000 final dividend	–	33,243	–
具追溯性之攤銷因購入聯營公司而引發之溢價及折讓	Retrospective amortisation of goodwill and negative goodwill on acquisition of associates	–	–	(67,587)
具追溯性之儲備內商譽減值之確認	Retrospective recognition of impairment of goodwill held in reserves	5,073	–	(5,073)
重新編列	As restated	(480,912)	33,243	869,028

該等會計準則改變對本年度及去年度業績影響如下：

The effect of these changes in accounting policies on the results for the current and prior year is as follows:

		2002 千港元 HK$'000	2001 千港元 HK$'000
攤銷因購入聯營公司所引發之溢價	Amortisation of goodwill on acquisition of associates	**(6,677)**	(10,603)
攤銷因購入聯營公司所引發之折讓	Amortisation of negative goodwill on acquisition of associates	**1,015**	418
攤銷因購入附屬公司／業務所引發之商譽	Amortisation of goodwill on acquisition of subsidiaries/business	**(33)**	-
		(5,695)	(10,185)

3. 主要會計政策

財務報表乃根據為重估物業及證券投資而修改之歷史成本法而編製。

賬目乃根據香港一般接受之會計原則編製，其主要會計政策如下：

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合賬目時被剔除。

商譽

商譽為收購作價較集團所佔附屬公司、業務或聯營公司可辨認資產公平淨值所超逾之差額。

本集團採納會計準則第三十號八十八段賦予之過渡安排不須重訂收購日起在儲備內撇除或按其可用年期攤銷之商譽為資產。

於二零零一年四月一日前因收購產生之商譽，可繼續保留於儲備中，當出售有關附屬公司或業務時，其商譽將會在損益表中減除，或可於當時決定作商譽減值。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。

當出售附屬公司或業務時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司及聯營公司所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計準則第三十號八十八段賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入，餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition.

The Group has adopted the transitional relief provided by paragraph 88 of SSAP No. 30 from the requirement to restate goodwill which was written off against reserves as assets and to amortise the restated goodwill over its useful economic life since the date of acquisition.

Goodwill arising on acquisition prior to April 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet.

On disposal of a subsidiary or business, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by paragraph 88 of SSAP No. 30 from restating and recognising the negative goodwill which has previously credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets.

營業額

營業額乃是年度向外界客戶銷售貨品及提供服務之已收及應收淨額總數。

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

聯營公司

聯營公司為集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

聯營公司之業績、資產及負債按衡平法加上聯營公司收購時所付溢價及減去引發之折讓，另扣減攤銷及可辨認之減值損失計入財務報告。

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The results and assets and liabilities of the associates are incorporated in these financial statements using the equity method of accounting plus goodwill and less negative goodwill arising from the acquisition of the associates less amortisation and identified impairment loss.

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關時期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases or hire purchase contracts are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors and hirers, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

投資物業

投資物業為已完成之物業並用作投資之用，其租金收入以市場公平磋商而訂定。

投資物業以年結時的公開市場價值據獨立專業估價入賬。投資物業之估價盈餘或虧損將於投資物業估價儲備中撥入(撥出)。當估價儲備不足以扣除虧損時，估價多出之虧損將於損益賬上支銷。而當過去之估價虧損已在損益賬中支銷，其後之估價盈餘當可於損益賬中入賬，惟其價值不能高於已支銷於損益表之數目。

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

3. 主要會計政策(續)

當投資物業出售後，投資物業重估儲備之剩餘將轉往損益賬中入賬。

投資物業將不需折舊(其租賃期為二十年或以下者除外)。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備(除發展中物業外)乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值(如有)為大，則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第十七號(經修訂)八十段「物業、廠房及設備」「(會計準則第十七號(經修訂)」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期(取較短者)
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期(取較短者)

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term, including the renewable period, of the relevant lease is 20 years or less.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by paragraph 80 of the SSAP No. 17 (Revised) "Property, plant and equipment" ("SSAP No. 17 (Revised)") from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出

(a) 專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期(取較短者)攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

(b) 產品發展支出

為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。惟情況有變而遞延支出之理據不再存在或有疑問，其相應之支出將於損益賬中即時支銷。

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any indentified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Deferred expenditure

(a) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

(b) Product development expenditure

Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

Convertible notes

Convertible notes are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible notes, including the premium payable upon the final redemption of the convertible notes, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible notes for each accounting period. The costs incurred in connection with the issue of convertible notes are charged immediately to the income statement.

3. 主要會計政策(續)

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

稅項

稅項根據本年度業績計算，並經就毋須課稅或不可剔除之項目作出調整。若干在財務報表中確認之收支項目就稅務目的在不同之會計期間確認，因此所產生之時差之稅務影響採用負債法就可見將來可能出現之負債或資產以遞延稅項之形式在財務報表中確認。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在編製綜合賬目時，海外業務之賬目乃以資產負債表結算日之匯率換算，而在合併時引起之所有換算差額均撥入換算儲備。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations outside Hong Kong are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in the translation reserve.

4. 業務及地域性分類

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

從管理層來說，本集團現時由四個主要營運部門構成，它們成為集團滙報分類資料的基礎，其主要業務詳見如下，主要營運部門及其業務範圍：

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

科技及策略 － 從事製造和分銷高級科技產品包括LED發光二極管顯示屏及持有策略性投資

電子 － 發展、製造和分銷電子產品，例如：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器

電池 － 發展、製造和分銷電池及相關產品

電器 － 發展、製造和分銷裝置電器產品

Technology and strategic – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

Electronics – development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers

Batteries – development, manufacture and distribution of batteries and battery related products

Electrical – development, manufacture and distribution of electrical wiring installation products

本集團分類資料之分析如下：

Analysis of the Group's segment information is as follows:

(a) 以業務分類

(a) Business segments

二零零二年

2002

		科技及策略 Technology & strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	*Turnover*						
對外銷售	External sales	338,676	1,262,951	–	–	–	1,601,627
內部對銷	Inter-segment sales	163	584	–	–	(747)	–
		338,839	1,263,535	–	–	(747)	1,601,627
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	*Results*						
業務業績	Segment result	46,653	(6,207)	–	–	–	40,446
不能分類之企業費用	Unallocated corporate expenses						(19,172)
其他企業收入	Other corporate income						36,689
營業溢利	Profit from operations						57,963
財務成本	Finance costs						
業務	Segment	(9,182)	(47,518)	–	–	–	(56,700)
企業	Corporate						(52,156)
所佔聯營公司業績	Share of results of associates	(8,518)	80,780	38,732	36,588	–	147,582
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(6,677)
攤銷購入聯營公司權益引發之折讓	Amortisation of negative goodwill on acquisition of associates						1,015
應當出售部份聯營公司權益之收益	Gain on deemed partial disposal of associates						784
出售聯營公司權益之收益	Gain on disposal of associates						195
出售附屬公司權益之虧損	Loss on disposal of subsidiaries						(1,561)
應當出售部份附屬公司權益之虧損	Loss on deemed partial disposal of a subsidiary						(77)
除稅前溢利	Profit before taxation						90,368
稅項	Taxation						(35,379)
未計少數股東權益前溢利	Profit before minority interests						54,989
少數股東權益	Minority interests						(17,623)
全年純利	Net profit for the year						37,366

(a) 以業務分類(續) (a) *Business segments* (continued)

二零零二年 2002

		科技及策略 Technology & strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	***Assets***						
業務資產	Segment assets	594,796	1,198,938	–	–	(16,070)	1,777,664
所佔聯營公司權益	Interests in associates	26,578	410,806	582,752	543,598	–	1,563,734
不能分類企業資產	Unallocated corporate assets						521,969
總資產	Consolidated total assets						3,863,367
負債	***Liabilities***						
業務負債	Segment liabilities	561,874	304,478	–	–	(530,209)	336,143
貸款	Borrowings						
業務	Segment	109,934	922,081	–	–	–	1,032,015
企業	Corporate						1,216,502
可換股票據	Convertible note						83,423
不能分類企業負債	Unallocated corporate liabilities						18,117
總負債	Consolidated total liabilities						2,686,200
其他資料	***Other information***						
資本性支出	Capital expenditure						
業務	Segment	19,378	39,132	–	–	–	58,510
企業	Corporate						1,972
折舊及攤銷	Depreciation and amortisation						
業務	Segment	20,134	35,381	–	–	–	55,515
企業	Corporate						5,687
因購入聯營公司而增加之溢價	Additions of goodwill on acquisition of associates						19,934
因購入附屬公司／業務而增加之商譽	Additions of goodwill on acquisition of subsidiaries/ business						10,162

4. 業務及地域性分類（續） 4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) 以業務分類（續） (a) *Business segments* (continued)

二零零一年 2001

		科技及策略 Technology & strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	***Turnover***						
對外銷售	External sales	284,831	1,467,946	–	–	–	1,752,777
內部對銷	Inter-segment sales	558	306	–	–	(864)	–
		285,389	1,468,252	–	–	(864)	1,752,777
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	***Results***						
業務業績	Segment result	38,600	35,997	–	–	–	74,597
不能分類之企業費用	Unallocated corporate expenses						(21,268)
其他企業收入	Other corporate income						57,286
營業溢利	Profit from operations						110,615
財務成本	Finance costs						
業務	Segment	(7,007)	(57,771)	–	–	–	(64,778)
企業	Corporate						(81,211)
所佔聯營公司業績	Share of results of associates	(2,087)	85,745	53,722	38,949	–	176,329
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(10,603)
攤銷購入聯營公司權益引發之折讓	Amortisation of negative goodwill on acquisition of associates						418
應當出售部份聯營公司權益之虧損	Loss on deemed partial disposal of associates						(291)
應當出售部份附屬公司權益之虧損	Loss on deemed partial disposal of a subsidiary						(372)
除稅前溢利	Profit before taxation						130,107
稅項	Taxation						(36,577)
未計少數股東權益前溢利	Profit before minority interests						93,530
少數股東權益	Minority interests						(28,889)
全年純利	Net profit for the year						64,641
資產	***Assets***						
業務資產	Segment assets	556,930	1,200,511	–	–	(16,582)	1,740,859
所佔聯營公司權益	Interests in associates	32,555	358,695	557,778	550,503	–	1,499,531
不能分類企業資產	Unallocated corporate assets						323,900
總資產	Consolidated total assets						3,564,290

4. 業務及地域性分類（續） 4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) 以業務分類（續） (a) Business segments (continued)

二零零一年 2001

		科技及策略 Technology & strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
負債	*Liabilities*						
業務負債	Segment liabilities	545,787	284,787	–	–	(496,276)	334,298
貸款	Borrowings						
業務	Segment	112,006	861,736	–	–	–	973,742
企業	Corporate						940,222
可換股票據	Convertible note						80,993
不能分類企業負債	Unallocated corporate liabilities						34,939
總負債	Consolidated total liabilities						2,364,194
其他資料	*Other information*						
資本性支出	Capital expenditure						
業務	Segment	37,570	60,028	–	–	–	97,598
企業	Corporate						3,454
折舊及攤銷	Depreciation and amortisation						
業務	Segment	20,825	35,367	–	–	–	56,192
企業	Corporate						6,340
因購入聯營公司而增加之溢價	Additions of goodwill on acquisition of associates						1,755

(b) 地域分類 (b) Geographical segments

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China (the "PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

以下列表提供集團按市場地域而非貨品來源之銷售分析。

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

		營業額 Turnover		除稅前溢利（虧損） Profit (Loss) before taxation	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
中華人民共和國	The People's Republic of China				
－香港	– Hong Kong	**133,044**	177,355	**4,904**	17,024
－內地	– Mainland China	**105,424**	79,759	**24,411**	17,514
其他亞洲國家	Other Asian countries	**574,462**	609,901	**16,706**	39,654
歐洲	Europe	**423,790**	431,458	**2,724**	20,282
北美及南美洲	North & South America	**328,264**	380,442	**13,003**	27,365
澳洲及新西蘭	Australia & New Zealand	**32,077**	61,562	**28,809**	6,186
其他	Others	**4,566**	12,300	**(189)**	2,082
		1,601,627	1,752,777	**90,368**	130,107

(b) 地域性分類(續)

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

(b) Geographical segments (continued)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

		分類資產之賬面值 Carrying amount of segment assets		物業、廠房及設備及無形資產之增加 Additions to property, plant and equipment and intangible assets	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
中華人民共和國	The People's Republic of China				
－香港	– Hong Kong	**1,502,366**	1,135,556	**34,364**	56,102
－內地	– Mainland China	**972,699**	965,523	**16,170**	40,582
其他亞洲國家	Other Asian countries	**765,990**	837,758	**1,629**	216
歐洲	Europe	**275,694**	310,136	**8,319**	4,152
北美及南美洲	North & South America	**193,639**	143,803	**–**	–
澳洲及新西蘭	Australia & New Zealand	**151,964**	167,307	**–**	–
其他	Others	**1,015**	4,207	**–**	–
		3,863,367	3,564,290	**60,482**	101,052

5. 投資淨虧損 5. NET INVESTMENT LOSS

		2002 千港元 HK$'000	2001 千港元 HK$'000
投資淨虧損包括：	***Net investment loss comprises:***		
持有其他投資未變現之淨虧損	Net unrealised holding loss on other investments	**17,775**	24,823
出售其他投資之淨虧損(收益)	Net realised loss (gain) on disposal of other investments	**10,924**	(4,129)
證券投資之股息收入	Dividend income from investments in securities	**(5,259)**	(3,170)
		23,440	17,524

以上包括上市證券投資虧損23,624,000港元(二零零一年：虧損10,434,000港元)及非上市證券投資虧損5,075,000港元(二零零一年：虧損10,260,000港元)，以及上市和非上市證券投資之股息收入4,968,000港元(二零零一年：89,000港元)及291,000港元(二零零一年：3,081,000港元)。

Included in above are loss from listed investments of HK$23,624,000 (2001: loss of HK$10,434,000), loss from unlisted investments of HK$5,075,000 (2001: loss of HK$10,260,000) and dividend income of HK$4,968,000 (2001: HK$89,000) and HK$291,000 (2001: HK$3,081,000) from listed and unlisted investments respectively.

6. 其他營業支出 6. OTHER OPERATING EXPENSES

		2002 千港元 HK$'000	2001 千港元 HK$'000
其他營業支出包括：	***The other operating expenses comprise:***		
重估投資物業之虧損	Deficit on valuation of investment properties	**360**	1,141
攤銷購入附屬公司／業務引發之商譽	Amortisation of goodwill on acquisition of subsidiaries/business	**33**	–
		393	1,141

7. 營業溢利 / 7. PROFIT FROM OPERATIONS

		2002 千港元 HK$'000	2001 千港元 HK$'000
營業溢利已減除以下項目:	*Profit from operations has been arrived at after charging:*		
董事酬金(附註8)	Directors' emoluments (note 8)	**21,294**	21,555
員工薪金、津貼及福利	Staff salaries, allowances and welfare	**214,901**	192,945
員工費用合計	Total staff costs	**236,195**	214,500
遞延支出攤銷(包括於行政支出內)	Amortisation of deferred expenditure (included in administrative expenses)	**9,399**	10,428
商標攤銷(包括於行政支出內)	Amortisation of trademarks (included in administrative expenses)	**4,183**	4,183
核數師酬金	Auditors' remuneration	**3,365**	3,355
折舊及攤銷	Depreciation and amortisation on		
擁有之資產	Owned assets	**44,310**	44,290
財務租賃之資產	Assets held under finance leases	**3,277**	3,631
營業性租賃物業租金	Minimum lease payments made in respect of rented premises	**13,395**	10,655
研究費用支出	Research expenditure incurred	**19,779**	10,022
及經計入:	*and after crediting:*		
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	**272**	1,762
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	**23,266**	25,619
聯營公司借款之利息收入	Interest income from associates	**307**	11,613
土地及房產租金收入扣除支出零港元(二零零一年:零港元)	Rental income from land and buildings, less nil outgoings (2001: Nil)	**1,375**	1,680
投資物業租金收入扣除支出688,000港元(二零零一年:642,000港元)	Rental income from investment properties, less outgoings of HK$688,000 (2001: HK$642,000)	**5,766**	10,150

8. 董事及僱員酬金 / 8. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

		2002 千港元 HK$'000	2001 千港元 HK$'000
董事	*Directors*		
袍金:	Fees:		
執行董事	Executive	**100**	80
非執行董事	Non-executive	**130**	130
		230	210
執行董事之其他酬金:	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**14,424**	13,125
業勤獎勵	Performance related incentive payments	**5,311**	7,283
退休福利計劃供款	Retirement benefit scheme contributions	**1,329**	937
		21,064	21,345
		21,294	21,555

以上披露之數目包括付予非執行董事之董事袍金130,000港元(二零零一年：130,000港元)。

The amounts disclosed above include directors' fees of HK$130,000 (2001: HK$130,000) payable to non-executive directors.

董事之酬金分級如下：

Emoluments of the directors were within the following bands:

		董事人數 Number of director(s) 2002	2001
0港元－1,000,000港元	HK$Nil – HK$1,000,000	6	6
1,000,001港元－1,500,000港元	HK$1,000,001 to HK$1,500,000	1	1
1,500,001港元－2,000,000港元	HK$1,500,001 to HK$2,000,000	1	1
2,000,001港元－2,500,000港元	HK$2,000,001 to HK$2,500,000	1	1
3,500,001港元－4,000,000港元	HK$3,500,001 to HK$4,000,000	1	–
4,000,001港元－4,500,000港元	HK$4,000,001 to HK$4,500,000	–	1
5,000,001港元－5,500,000港元	HK$5,000,001 to HK$5,500,000	–	2
5,500,001港元－6,000,000港元	HK$5,500,001 to HK$6,000,000	2	–

僱員

本集團於本年最高薪酬之五名僱員包括三名(二零零一年:三名)公司董事(其酬金之詳情如上所載)。其餘兩名(二零零一年:兩名)本集團最高薪酬之非董事僱員之酬金如下:

Employees

The five highest paid individuals of the Group for the year included three (2001: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the two (2001: two) highest paid employees of the Group, not being a director of the Company, are as follows:

		2002 千港元 HK$'000	2001 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	4,391	4,352
業勤獎勵	Performance related incentive payments	628	1,258
退休福利計劃供款	Retirement benefit scheme contributions	336	217
		5,355	5,827

該等僱員之酬金分級如下:

Emoluments of these employees were within the following bands:

		僱員人數 Number of employee(s) 2002 千港元 HK$'000	2001 千港元 HK$'000
2,500,001港元－3,000,000港元	HK$2,500,001 to HK$3,000,000	2	1
3,000,001港元－3,500,000港元	HK$3,000,001 to HK$3,500,000	–	1

9. *財務成本* / 9. *FINANCE COSTS*

		2002 千港元 HK$'000	2001 千港元 HK$'000
利息費用	Interest on		
五年內全部償還之銀行及其他借款	Bank and other borrowings wholly repayable within five years	105,401	142,973
五年後全部償還之銀行及其他借款	Bank and other borrowings wholly repayable after five years	702	1,429
可換股票據	Convertible note	2,430	993
財務租賃	Finance leases	323	594
總借款成本	Total borrowing costs	108,856	145,989

10. 稅項 / 10. TAXATION

包括：	The charge comprises:	2002 千港元 HK$'000	2001 千港元 HK$'000
公司及其附屬公司：	***The Company and its subsidiaries:***		
香港利得稅	Hong Kong Profits Tax	**3,580**	5,529
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**6,158**	6,123
遞延稅項（附註29）	Deferred taxation (note 29)	**1,724**	1,550
小計	Sub-total	**11,462**	13,202
所佔聯營公司之稅項：	***Share of taxation of associates:***		
香港利得稅	Hong Kong Profits Tax	**2,763**	8,130
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**21,154**	15,245
小計	Sub-total	**23,917**	23,375
合計	***Total***	**35,379**	36,577

香港利得稅乃按是年度估計應課稅溢利按稅率16%（二零零一年：16%）計算。

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

11. 股息 / 11. DIVIDENDS

		2002 千港元 HK$'000	2001 千港元 HK$'000
已派發中期股息每股2.5仙（二零零一年：3.0仙）	Interim dividend paid of 2.5 cents (2001: 3.0 cents) per share	**13,298**	16,261
建議派發末期股息每股1.5仙（二零零一年：4.0仙）	Final dividend proposed of 1.5 cents (2001: 4.0 cents) per share	**7,979**	21,266
		21,277	37,527

12. 每股盈利

12. EARNINGS PER SHARE

截至二零零二年三月三十一日及二零零一年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算：

The calculation of the basic and diluted earnings per share for the years ended March 31, 2002 and 2001 is computed based on the following data:

		2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
盈利	***Earnings***		
全年純利及計算每股基本盈利之溢利	Net profit for the year and earnings for the purpose of basic earnings per share	**37,366**	64,641
可攤薄潛在股份之影響：	Effect of dilutive potential shares:		
根據攤薄主要附屬公司及聯營公司每股盈利之所佔溢利之調整	Adjustment to the share of result of subsidiaries and associates based on the dilution of their earnings per share	**(152)**	(227)
可換股票據	Convertible note	**–**	993
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	**37,214**	65,407
股份數目	***Number of shares***	**'000**	'000
計算基本每股盈利之股份加權平均數	Weighted average number of shares for the purpose of basic earnings per share	**531,831**	511,292
可攤薄潛在股份之影響：	Effect of dilutive potential shares:		
認股權	Share options	**948**	1,980
可換股票據	Convertible note	**–**	36,364
計算攤薄每股盈利之股份加權平均數	Weighted average number of shares for the purpose of diluted earnings per share	**532,779**	549,636

因可換股票據之換股價高於公司或GP工業於本年內之平均市價，攤薄每股盈利之計算是假設可換股票據不會轉換。

The computation of diluted earnings per share does not assume the conversion of the convertible note as the conversion price of the convertible note is higher than the average market price of shares of the Company or GPIL for the current year.

12. 每股盈利(續) / 12. EARNINGS PER SHARE (continued)

基本及攤薄每股盈利之比較數就附註2所載之會計政策改變之調整如下：

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2, is as follows:

		基本 Basic 港仙 HK cents	攤薄 Diluted 港仙 HK cents
二零零一年每股盈利之對賬	Reconciliation of 2001 earnings per share:		
調整前所載	Reported figures before adjustments	14.63	13.75
因會計政策改變而作出之調整	Adjustments arising from the changes in accounting policies:		
攤銷因購入聯營公司引發之溢價	Amortisation of goodwill on acquisition of associates	(2.07)	(1.93)
攤銷因購入聯營公司引發之折讓	*Amortisation of negative goodwill on acquisition of associates*	0.08	0.08
		12.64	11.90

13. 投資物業 / 13. INVESTMENT PROPERTIES

		集團 THE GROUP 千港元 HK$'000
於二零零零年四月一日	At April 1, 2000	88,800
從租賃物業轉入	Transfer from leasehold properties	2,401
重估物業之虧損	Deficit on valuation	(1,141)
於二零零一年三月三十一日及於二零零一年四月一日	At March 31, 2001 and April 1, 2001	90,060
重估物業之虧損	Deficit on valuation	(360)
於二零零二年三月三十一日	***At March 31, 2002***	**89,700**

本集團之投資物業於二零零二年三月三十一日由一間獨立專業估值師行永利行評值顧問有限公司以公開市場價值基準進行估值。

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

本集團之投資物業皆在香港及屬於中期租賃。

The investment properties of the Group were revalued at March 31, 2002 on an open market existing use basis by RHL Appraisal Ltd., a firm of independent professional valuers.

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

The Group's investment properties are situated in Hong Kong and held under medium term leases.

14. 物業、廠房及設備 14. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	發展中物業 Properties under development 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	***THE GROUP***								
成本或估值	***Cost or Valuation***								
二零零一年四月一日計算	At April 1, 2001	33,687	129,182	66,711	212,006	68,051	24	91,246	600,907
貨幣調整	Currency realignment	77	(317)	(80)	10	238	-	(17)	(89)
增加	Additions	-	-	1,699	18,560	9,019	7,578	6,702	43,558
購入業務	Acquired on purchase of a business	-	-	528	451	-	-	521	1,500
重新分類	Reclassification	220	-	166	(391)	-	(558)	563	-
出售	Disposals	-	-	(362)	(14,562)	(44,222)	(17)	(20,720)	(79,883)
出售一附屬公司	Disposal of a subsidiary	-	-	-	(1,084)	(171)	-	-	(1,255)
二零零二年三月三十一日計算	***At March 31, 2002***	**33,984**	**128,865**	**68,662**	**214,990**	**32,915**	**7,027**	**78,295**	**564,738**
包括：	Comprising:								
成本	At cost	33,984	66,272	68,662	214,990	32,915	7,027	78,295	502,145
估值－一九九四年	At valuation – 1994	-	62,593	-	-	-	-	-	62,593
		33,984	128,865	68,662	214,990	32,915	7,027	78,295	564,738
折舊及攤銷	***Depreciation and Amortisation***								
二零零一年四月一日計算	At April 1, 2001	1,784	22,922	35,432	122,562	60,689	-	49,300	292,689
貨幣調整	Currency realignment	7	(67)	(74)	19	222	-	13	120
是年度準備	Provided for the year	262	3,965	8,454	21,145	4,173	-	9,588	47,587
出售時減除	Eliminated on disposals	-	-	(362)	(11,847)	(43,889)	-	(19,850)	(75,948)
出售一附屬公司時減除	Eliminated on disposal of a subsidiary	-	-	-	(341)	(81)	-	-	(422)
二零零二年三月三十一日計算	***At March 31, 2002***	**2,053**	**26,820**	**43,450**	**131,538**	**21,114**	-	**39,051**	**264,026**
賬面淨值	***Net Book Values***								
二零零二年三月三十一日計算	***At March 31, 2002***	**31,931**	**102,045**	**25,212**	**83,452**	**11,801**	**7,027**	**39,244**	**300,712**
二零零一年三月三十一日計算	At March 31, 2001	31,903	106,260	31,279	89,444	7,362	24	41,946	308,218

14. 物業、廠房及設備(續) / 14. PROPERTY, PLANT AND EQUIPMENT (continued)

		租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	*THE COMPANY*				
成本或估值	*Cost or Valuation*				
二零零一年四月一日計算	At April 1, 2001	14,500	9,074	36,655	60,229
增加	Additions	–	–	1,971	1,971
出售	Disposals	–	–	(2,011)	(2,011)
二零零二年三月三十一日計算	***At March 31, 2002***	**14,500**	**9,074**	**36,615**	**60,189**
包括:	Comprising:				
成本	At cost	–	9,074	36,615	45,689
估值––一九九四年	At valuation – 1994	14,500	–	–	14,500
		14,500	9,074	36,615	60,189
折舊及攤銷	*Depreciation and Amortisation*				
二零零一年四月一日計算	At April 1, 2001	1,953	5,952	17,538	25,443
是年度準備	Provided for the year	348	849	4,457	5,654
出售時減除	Eliminated on disposals	–	–	(1,660)	(1,660)
二零零二年三月三十一日計算	***At March 31, 2002***	**2,301**	**6,801**	**20,335**	**29,437**
賬面淨值	*Net Book Values*				
二零零二年三月三十一日計算	***At March 31, 2002***	**12,199**	**2,273**	**16,280**	**30,752**
二零零一年三月三十一日計算	At March 31, 2001	12,547	3,122	19,117	34,786

由於集團採用會計準則第十七號(經修訂)八十段之過渡安排免除將物業估值，此等於一九九五年九月三十日前以重估值列賬之物業將不會進行進一步估值。如本公司及本集團之此等物業以成本減去累積折舊及攤銷計算，此等物業於二零零二年三月三十一日之賬面值約分別為2,667,000港元(二零零一年：2,780,000港元)及20,658,000港元(二零零一年：21,583,000港元)。

The Group has adopted the transitional relief provided by paragraph 80 of SSAP No. 17 (Revised) regarding the requirement to revalue properties which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. Had these properties of the Company and the Group been carried at cost less accumulated depreciation and amortisation, the carrying value of these properties at March 31, 2002 would have been stated at approximately HK$2,667,000 (2001: HK$2,780,000) and HK$20,658,000 (2001: HK$21,583,000) respectively.

		集團 THE GROUP		公司 THE COMPANY	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
以上集團與公司之物業權益包括：	The Group's and the Company's property interests shown above comprise:				
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**31,931**	31,903	**–**	–
租賃物業：	Leasehold properties:				
在香港，中期租賃	Held in Hong Kong, medium term leases	**70,698**	73,056	**12,199**	12,547
香港以外地區，	Held outside Hong Kong,				
中期租賃	medium term leases	**24,163**	32,344	**–**	–
短期租賃	short term leases	**7,184**	860	**–**	–
		133,976	138,163	**12,199**	12,547
財務租賃之物業、廠房及設備之賬面淨值：	Net book value of property, plant and equipment held under finance leases:				
機械及設備	Machinery and equipment	**10,272**	9,745	**7,270**	9,694
其他	Others	**1,906**	1,425	**1,069**	1,425
		12,178	11,170	**8,339**	11,119

15. 所佔附屬公司權益 / 15. INTERESTS IN SUBSIDIARIES

		公司 THE COMPANY	
		2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
上市股份投資成本	Listed shares, at cost	**1,086,592**	1,071,335
非上市股份投資成本	Unlisted shares, at cost	**338,063**	338,063
減值虧損	Impairment loss	**(209,155)**	(209,155)
		1,215,500	1,200,243
附屬公司欠款	Amounts due from subsidiaries	**663,560**	608,308
		1,879,060	1,808,551
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**1,145,723**	1,271,069

上市股份乃指在新加坡註冊成立之GP工業有限公司（「GP工業」）之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

減值虧損乃依據市場借款利率折算可得該附屬公司之未來估計現金流量淨值計得之可取回值而確定。

主要附屬公司於二零零二年三月三十一日之詳情載於賬目附註44。

The listed shares represent the investment in GP Industries Limited ("GPIL") which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

Impairment loss was recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net future cash flows from these subsidiaries. The carrying amounts of the subsidiaries are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Particulars of the principal subsidiaries at March 31, 2002 are set out in note 44.

16. 所佔聯營公司權益 / 16. INTERESTS IN ASSOCIATES

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港元 HK$'000 (重新編列) (As restated)
所佔資產淨值	Share of net assets	**1,469,347**	1,407,411
購入聯營公司溢價	Goodwill on acquisition of associates	**98,944**	85,687
購入聯營公司折讓	Negative goodwill on acquisition of associates	**(19,647)**	(7,356)
		1,548,644	1,485,742
聯營公司欠款	Amounts due from associates	**26,890**	25,589
減值虧損	Impairment losses	**(11,800)**	(11,800)
		1,563,734	1,499,531
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**934,884**	1,154,111

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

		購入聯營公司之溢價 Goodwill on acquisition of associates 2002 千港元 HK$'000	2001 千港元 HK$'000	購入聯營公司之折讓 Negative goodwill on acquisition of associates 2002 千港元 HK$'000	2001 千港元 HK$'000
成本	Cost				
年初數，重新編列	At beginning of the year, as restated	**167,266**	165,511	**7,774**	–
購入聯營公司	Acquired on purchase of associates	**19,934**	1,755	**13,306**	7,774
年末數	At end of the year	**187,200**	167,266	**21,080**	7,774
攤銷	Amortisation				
年初數，重新編列	At beginning of the year, as restated	**81,579**	70,976	**418**	–
是年度準備	Provided for the year	**6,677**	10,603	**1,015**	418
年末數	At end of the year	**88,256**	81,579	**1,433**	418
淨值	Net Book Values				
年末數	At end of the year	**98,944**	85,687	**19,647**	7,356
年初數，重新編列	At beginning of the year, as restated	**85,687**	94,535	**7,356**	–

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

因購入聯營公司而引致之折讓會以不超過於收購中購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

主要聯營公司於二零零二年三月三十一日之詳情載於賬目附註45。

(a) 於二零零二年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司(「金山電池」)之權益。金山電池之年結日為三月三十一日。根據其截至二零零二年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料為如下：

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from past acquisition ranging from five to twenty years.

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

Particulars of the principal associates at March 31, 2002 are set out in note 45.

(a) At March 31, 2002, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is March 31. The financial information in respect of GPBI based on its audited financial statements for the year ended March 31, 2002 and the relevant information in respect of the Group's interest in GPBI are as follows:

		於二零零二年三月三十一日 At March 31, 2002 千港元 HK$'000	於二零零一年三月三十一日 At March 31, 2001 千港元 HK$'000 (重新編列) (As restated)
財務狀況	*Financial position*		
總資產	Total assets	**2,810,745**	2,975,352
總負債	Total liabilities	**1,415,187**	1,574,645
少數股東權益	Minority interests	**158,919**	169,003
所佔金山電池資產淨值	Share of net assets of GPBI	**592,103**	553,774
本集團所佔金山電池股份於二零零二年三月三十一日之市值	Market value of the shares in GPBI held by the Group at March 31, 2002	**352,500**	363,781

		截至二零零二年三月三十一日止年度 Year ended March 31, 2002 千港元 HK$'000	截至二零零一年三月三十一日止年度 Year ended March 31, 2001 千港元 HK$'000
全年業績	*Results for the year*		
營業額	Turnover	**2,345,801**	2,566,825
全年純利	Net profit for the year	**72,821**	106,393
本集團應佔全年純利	Net profit for the year attributable to the Group	**28,678**	41,537

(b) 於二零零二年三月三十一日，集團擁有於新加坡交易所上市之奇勝工業(集團)有限公司(「奇勝工業」)之權益。奇勝工業之年結日為十二月三十一日。根據其截至二零零一年十二月三十一日止年度經審核賬項之奇勝工業財務資料，以及本集團所佔奇勝工業權益之有關資料為如下：

(b) At March 31, 2002, the Group has interests in shares in Clipsal Industries (Holdings) Limited ("CIHL"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of CIHL is December 31. The financial information in respect of CIHL based on its audited financial statements for the year ended December 31, 2001 and the relevant information in respect of the Group's interest in CIHL are as follows:

16. 所佔聯營公司權益(續)

16. INTERESTS IN ASSOCIATES (continued)

(b) (續)

(b) (continued)

		於二零零一年十二月三十一日 At December 31, 2001 千港元 HK$'000	於二零零零年十二月三十一日 At December 31, 2000 千港元 HK$'000 (重新編列) (As restated)
財務狀況	***Financial position***		
總資產	Total assets	**1,878,410**	1,862,350
總負債	Total liabilities	**830,237**	806,169
少數股東權益	Minority interests	**19,459**	11,575
所佔奇勝工業資產淨值	Share of net assets of CIHL	**508,596**	510,961
本集團所佔奇勝工業股份於二零零二年三月三十一日之市值	Market value of the shares in CIHL held by the Group at March 31, 2002	**582,384**	790,330

		截至二零零一年十二月三十一日止年度 Year ended December 31, 2001 千港元 HK$'000	截至二零零零年十二月三十一日止年度 Year ended December 31, 2000 千港元 HK$'000
全年業績	***Results for the year***		
營業額	Turnover	**835,330**	919,987
全年純利	Net profit for the year	**49,538**	62,031
集團應佔全年純利	Net profit for the year attributable to the Group	**21,297**	28,178

集團聯營公司奇勝工業之52.45%聯營公司,Gerard Industries (No. 3) Pty. Ltd.(「GI3PL」),與澳洲稅務局產生糾紛,GI3PL指派法律顧問將案件轉介澳洲聯邦法院訴訟。澳洲稅務局宣稱應收共70,200,000澳元包括罰款及利息之稅金。於二零零二年三月三十一日,集團應佔部份扣除少數股東權益後預計為15,700,000澳元(約等值68,800,000港元)。由於可能未能在數年內得出最終結果,GI3PL管理層認為現在不能作出可靠之決定,因而沒有於其財務報告中提出撥備反映有關負債。

就奇勝工業董事局的意見,考慮上述有關或然負債事項,基於GI3PL未來盈利能力,將不會低於其現時在奇勝工業之賬面值,故按照新加坡會計準則第三十六號,認為於GI3PL之投資沒有減值之需要。

公司董事已注意上述事宜及提出諮詢,就有關上述情況現時沒有重大性的事後發展及改變,因此按照香港會計準則第三十一號,認為集團於奇勝工業之投資沒有減值之需要。

The 52.45% owned associate, Gerard Industries (No. 3) Pty. Ltd. ("GI3PL"), of the Group's associate, CIHL, in Australia has disputes with the Australian Taxation Office ("ATO") and GI3PL has instructed its legal counsel to take the matters to the Federal Court of Australia. Total assessment claimed by the ATO amounted to A$70.2 million including penalties and interest. The effective share of the amount attributable to the Group as at March 31, 2002, after minority interests, is estimated to be A$15.7 million (equivalent to approximately HK$68.8 million). The ultimate outcome, which may not be known for some years, cannot presently be determined by the management of GI3PL with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of GI3PL.

In the opinion of Board of Directors of CIHL, the valuation of GI3PL based on its future earnings potential and after taking into consideration the total amount of the above contingent liability, will not be less than its current carrying value in the books of CIHL, and therefore no impairment in CIHL's investment in GI3PL in accordance with Singapore Statements of Accounting Standard No. 36 is considered necessary.

The directors of the Company have taken note of the above matters and made due enquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters. Therefore, no impairment in the Group's investment in CIHL in accordance with the SSAP No. 31 considered necessary.

17. 商標 / 17. TRADEMARKS

		2002 千港元 HK$'000	2001 千港元 HK$'000
集團	***THE GROUP***		
成本	**Cost**		
年初數及年末數	At beginning and end of the year	**83,655**	83,655
攤銷	**Amortisation**		
年初數	At beginning of the year	**14,640**	10,457
是年度攤銷	Provided for the year	**4,183**	4,183
年末數	At end of the year	**18,823**	14,640
賬面淨值	**Net Book Value**		
年末數	At end of the year	**64,832**	69,015

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

18. 證券投資 / 18. INVESTMENTS IN SECURITIES

		投資證券 Investment securities		其他投資 Other investments		合計 Total	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
集團	***THE GROUP***						
香港上市證券	Listed securities in Hong Kong	–	–	**413**	811	**413**	811
於本港以外地區上市證券	Listed securities in jurisdictions other than Hong Kong	–	–	**355,251**	475,957	**355,251**	475,957
上市證券合計	Total listed securities	–	–	**355,664**	476,768	**355,664**	476,768
非上市證券	Unlisted securities	**18,283**	13,100	**1,267**	5,897	**19,550**	18,997
		18,283	13,100	**356,931**	482,665	**375,214**	495,765
上市證券市值	Market value of listed securities	–	–	**307,868**	351,321	**307,868**	351,321
證券投資賬面價值之分析如下:	Carrying value of investments in securities is analysed as follows:						
短期	Current	–	–	**183,389**	294,851	**183,389**	294,851
長期	Non-current	**18,283**	13,100	**173,542**	187,814	**191,825**	200,914
		18,283	13,100	**356,931**	482,665	**375,214**	495,765

以上全部證券投資均為股本證券。

All of the above investments in securities are equity securities.

18. 證券投資(續)

18. INVESTMENTS IN SECURITIES (continued)

於二零零二年三月三十一日之其他投資356,931,000港元(二零零一年:482,665,000港元)內,有關集團於美隆電器廠股份有限公司(「美隆電器廠」)股本證券之投資為354,130,000港元(二零零一年:474,283,000港元)。美隆電器廠於台灣成立,其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣場外證券市場上市至二零零一年九月,其後美隆電器廠之股份改於台灣證券市場主板上市。

美隆電器廠兩年之公平價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估,及經本公司董事局認為符合美隆電器廠特有之營商環境作出調整。

餘下之其他投資均以市場價格入賬。

根據公司條例第129條第2節,一項投資於二零零二年三月三十一日之詳情如下:

Included in other investments of HK$356,931,000 at March 31, 2002 (2001: HK$482,665,000) has an amount of HK$354,130,000 (2001: HK$474,283,000) representing the Group's investment in the equity securities of Meiloon Industrial Co. Ltd. ("Meiloon"), a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the over-the-counter market in Taiwan until September 2001 when Meiloon was then listed on the main board of the Stock Exchange in Taiwan.

The fair value of the investment in Meiloon for both years was derived from the professional valuation made by Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon.

The remaining other investments are stated at their market values.

Particulars of an investment as at March 31, 2002 disclosed pursuant to Section 129(2) of the Companies Ordinance are as follows:

被投資公司名稱 Name of investee	成立地方 Place of incorporation	集團應佔已發行股本面值之比例 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
美隆電器廠 Meiloon	台灣 Taiwan	15.38%	產製及銷售揚聲器 Manufacture and sale of loudspeakers

19. 給貿易夥伴之借款

19. ADVANCES TO TRADE ASSOCIATES

集團

給貿易夥伴之借款中包括一項97,000,000港元(二零零一年:97,000,000港元)之借款,此借款為免息及無固定還款期。授予此借款為便利本集團之產品於中國之銷售及分銷。故此,該借款被分類為長期。

餘下之20,000,000港元(二零零一年:20,000,000港元)借款為集團一貿易夥伴股東之欠款,以其股本作擔保並給與一認購特權予GP工業於一九九九年一月一日至二零零一年十二月三十一日期間以互相協議之價錢購買其所有股本。根據一項雙方於二零零一年十一月二十八日訂立之附加協議,認購特權之期限延長一年至二零零二年十二月三十一日止。該應收賬收取商業價格之利息。董事局認為該應收款項並不可能於一年內償還,故此,該借款被分類為長期。

The Group

Included in advances to trade associates are advances of HK$97,000,000 (2001: HK$97,000,000) which are non-interest bearing and have no fixed repayment term. Such advances were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

The remaining amount of HK$20,000,000 (2001: HK$20,000,000) represents a receivable from an owner of a trade associate of the Group who pledged the entire issued share capital of that trade associate in favour of GPIL and granted an option to GPIL to acquire these shares during the period from January 1, 1999 to December 31, 2001 at a price to be agreed. Pursuant to a supplementary agreement entered into by the parties involved on November 28, 2001, the option period has been extended for another year until December 31, 2002. The receivable bears interest at commercial rates. In the opinion of the directors, the receivable is not likely to be repaid within one year. Accordingly, the amount is classified as non-current.

20. 遞延支出 / 20. DEFERRED EXPENDITURE

		產品發展 Product development expenditure		專業訣竅 Technical know-how		總數 Total	
		2002 千港元	2001 千港元	2002 千港元	2001 千港元	2002 千港元	2001 千港元
集團	*THE GROUP*	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
成本	**Cost**						
年初數	At beginning of the year	**31,134**	–	**14,892**	14,741	**46,026**	14,741
增加	Additions	**15,424**	13,257	**–**	151	**15,424**	13,408
購入附屬公司所得	Purchase of subsidiaries	**–**	17,877	**–**	–	**–**	17,877
年末數	At end of the year	**46,558**	31,134	**14,892**	14,892	**61,450**	46,026
攤銷	**Amortisation**						
年初數	At beginning of the year	**12,935**	–	**14,668**	9,847	**27,603**	9,847
是年度準備	Provided for the year	**9,175**	5,607	**224**	4,821	**9,399**	10,428
購入附屬公司所得	Purchase of subsidiaries	**–**	7,328	**–**	–	**–**	7,328
年末數	At end of the year	**22,110**	12,935	**14,892**	14,668	**37,002**	27,603
賬面淨值	**Net Book Values**						
年末數	At end of the year	**24,448**	18,199	**–**	224	**24,448**	18,423

21. 商譽 / 21. GOODWILL

		2002 千港元	2001 千港元
集團	*THE GROUP*	HK$'000	HK$'000
成本	**Cost**		
購入一項業務引發之商譽	Goodwill arising from acquisition of a business	**9,500**	–
增加一間附屬公司之權益而引發之商譽	Goodwill arising from acquisition of additional interest in a subsidiary	**662**	–
年末數	At end of the year	**10,162**	–
攤銷	**Amortisation**		
是年度減除及年末數	Charge for the year and balance at end of the year	**33**	–
賬面淨值	**Net Book Value**		
年末數	At end of the year	**10,129**	–

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

22. 存貨

22. INVENTORIES

		集團 THE GROUP	
		2002 千港元 HK$'000	2001 千港元 HK$'000
原料	Raw materials	129,344	190,177
在製品	Work in progress	17,910	17,339
製成品	Finished goods	194,769	107,370
		342,023	314,886

上列數字中包括按可變現淨值列賬於二零零二年三月三十一日之存貨合共約17,541,000港元(二零零一年：37,957,000港元)。

At March 31, 2002, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$17,541,000 (2001: HK$37,957,000).

23. 應收賬項、應收票據及預付款項

23. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

本集團給予其貿易客戶信貸期，一般由三十天至一百二十天不等。應收賬項，應收票據及預付款項於資產負債表結算日之賬齡分析如下：

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

		集團 THE GROUP	
		2002 千港元 HK$'000	2001 千港元 HK$'000
0 – 60天	0 – 60 days	310,549	227,539
61 – 90天	61 – 90 days	23,347	87,894
超過90天	Over 90 days	266,531	220,877
		600,427	536,310

24. 應付賬項及費用

24. CREDITORS AND ACCRUED CHARGES

應付賬項及費用於資產負債表結算日之賬齡分析如下：

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

		集團 THE GROUP	
		2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
0 – 60天	0 – 60 days	247,467	304,826
61 – 90天	61 – 90 days	60,077	26,775
超過90天	Over 90 days	38,052	29,525
		345,596	361,126

25. 借款

25. BORROWINGS

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港元 HK$'000	公司 THE COMPANY 2002 千港元 HK$'000	公司 THE COMPANY 2001 千港元 HK$'000
銀行貸款	Bank loans				
－無抵押	– Unsecured	**1,809,937**	1,505,048	**1,206,343**	927,278
－有抵押（附註a）	– Secured (Note a)	**15,442**	23,105	**7,933**	8,488
定息票據（附註b）	Fixed rate notes (Note b)	**211,700**	–	**–**	–
		2,037,079	1,528,153	**1,214,276**	935,766
財務租賃責任（附註27）	Obligations under finance leases (Note 27)	**5,373**	4,858	**2,222**	4,455
		2,042,452	1,533,011	**1,216,498**	940,221
減：於一年內須償還款項	*Less:* Amount due within one year				
－銀行貸款（附註26）	– bank loans (Note 26)	**(420,508)**	(551,505)	**(365,131)**	(409,095)
－財務租賃責任（附註27）	– obligations under finance leases (Note 27)	**(3,033)**	(2,572)	**(2,066)**	(2,169)
		1,618,911	978,934	**849,301**	528,957

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港元 HK$'000	公司 THE COMPANY 2002 千港元 HK$'000	公司 THE COMPANY 2001 千港元 HK$'000
貸款須於下列年期內償還：	The bank loans are repayable within a period of:				
一年內	Within 1 year	**420,508**	551,505	**365,131**	409,095
超過一年但不逾兩年	Between 1-2 years	**1,118,788**	263,037	**609,569**	254,050
超過兩年但不逾五年	Between 2-5 years	**489,965**	703,894	**235,179**	267,157
超過五年	Over 5 years	**7,818**	9,717	**4,397**	5,464
		2,037,079	1,528,153	**1,214,276**	935,766
減：列於流動負債於一年內須償還款項（附註26）	*Less:* Amount due within one year shown under current liabilities (note 26)	**(420,508)**	(551,505)	**(365,131)**	(409,095)
		1,616,571	976,648	**849,145**	526,671

附註：

(a) 銀行貸款以物業總賬面值約35,445,000港元（二零零一年：50,170,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃發行總值50,000,000坡元（相等於211,700,000港元）年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$35,445,000 (2001: HK$50,170,000) in favour of banks for the mortgage loan facilities granted.

(b) GPIL, a subsidiary of the Group, issued a total amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme established by GPIL on April 11, 2001. The fixed rate notes which will be due in 2004 bear interest at 3.95% per annum and are listed on the Singapore Stock Exchange.

26. 銀行貸款、透支及商業信貸 / 26. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

		集團 THE GROUP		公司 THE COMPANY	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
一年內償還之銀行貸款（附註25）	Current portion of bank loans (note 25)	**420,508**	551,505	**365,131**	409,095
短期銀行貸款	Short term bank loans	**116,342**	254,614	**–**	–
銀行透支	Bank overdrafts	**10,042**	38,507	**–**	–
商業信貸	Import loans	**79,681**	87,832	**–**	–
		626,573	932,458	**365,131**	409,095
有抵押	Secured	**2,470**	7,583	**–**	–
無抵押	Unsecured	**624,103**	924,875	**365,131**	409,095
		626,573	932,458	**365,131**	409,095

27. 財務租賃責任 / 27. OBLIGATIONS UNDER FINANCE LEASES

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
財務租賃責任如下：	Amounts payable under finance leases are as follows:				
集團	*THE GROUP*				
一年內到期	Within one year	**3,189**	2,785	**3,033**	2,572
二至五年期	In the second to fifth years inclusive	**2,442**	2,373	**2,340**	2,286
		5,631	5,158	**5,373**	4,858
減：未來財務支出	Less: Future finance charges	**(258)**	(300)	**–**	–
租賃責任之現值	Present value of lease obligations	**5,373**	4,858	**5,373**	4,858
減：一年內到期列入流動負債（附註25）	Less: Amount due within one year shown under current liabilities (note 25)			**(3,033)**	(2,572)
一年後到期	Amount due after one year			**2,340**	2,286
公司	*THE COMPANY*				
一年內到期	Within one year	**2,111**	2,407	**2,066**	2,169
二至五年期	In the second to fifth years inclusive	**156**	2,373	**156**	2,286
		2,267	4,780	**2,222**	4,455
減：未來財務支出	Less: Future finance charges	**(45)**	(325)	**–**	–
租賃責任之現值	Present value of lease obligations	**2,222**	4,455	**2,222**	4,455
減：一年內到期列入流動負債（附註25）	Less: Amount due within one year shown under current liabilities (note 25)			**(2,066)**	(2,169)
一年後到期	Amount due after one year			**156**	2,286

公司政策以財務租賃租用部份物業、廠房及儀器。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

28. 可換股票據

28. CONVERTIBLE NOTE

集團及公司 THE GROUP AND THE COMPANY	2002 千港元 HK$'000	2001 千港元 HK$'000
已發行可換股票據 Convertible note issued	**80,000**	80,000
應付利息 Interest accrued	**3,423**	993
	83,423	80,993

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據(「可換股票據」)訂立一項認購協議(「認購協議」)。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間(包括首尾兩天)內任何時間，可換股票據持有人被賦予以下之權利(「權利」)：

(a) 以初步換股價每股2.60港元(「換股價」)將可換股票據本金額的全數或部份轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兌換為4.453港元(「交換價」)將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

再者，在發生任何以下事項時:

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期(包括該日)止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

On October 12, 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There is no early redemption option for the Convertible Note.

The holder of the Convertible Note has been granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GPIL of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GPIL on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

28. 可換股票據(續)

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日(包括該日)止的任何時間:

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者;或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者;

則本公司將絕對有權:

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股,惟數額不可低於10,000,000港元或其整數之倍數(如(I)(i)或(II)(i)的情況下適用者);或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股,惟數額不可低於10,000,000港元或其整數之倍數(如(I)(ii)或(II)(ii)的情況下而適用者);或

(c) (a)及(b)的組合(如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者)。

可換股票據將附有利息,由發行日期起計以年息3%計算,每年(倘不足一年者以比例方式計算)計入票據不時尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部份。

於二零零一年二月九日,本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日(包括首尾兩天)期間之換股價則繼續為2.60港元。

於過去兩年,並無任何全部或部份可換股票據之轉換發生。

28. CONVERTIBLE NOTE (continued)

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GPIL on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GPIL of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and (II)(ii) are applicable).

The Convertible Note bears interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued will not be paid to the holder of the Convertible Note but will be deferred and will thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from February 9, 2002 to the expiry date of the Convertible Note on October 31, 2005, both days inclusive.

In the past two years, no conversion either in whole or in part of the Convertible Note was made.

29. 遞延稅項

29. DEFERRED TAXATION

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港元 HK$'000
年初結存	Balance at beginning of the year	**2,980**	1,506
貨幣調整	Currency realignment	**(29)**	(76)
是年度變動（附註10）	Movement for the year (note 10)	**1,724**	1,550
年終結存	Balance at end of the year	**4,675**	2,980

於資產負債表結算日，潛在（資產）負債總額的主要項目（包括已撥備款項）如下：

At the balance sheet date, the major components of the total potential (asset) liability, including the amounts for which provision has been made, are as follows:

		潛在負債（資產）總額 Total potential liability(asset)		準備總額 Amount provided		無準備總額 Amount unprovided	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
集團	***THE GROUP***						
由以下項目引起時間差距之稅項影響：	Tax effect of timing differences attributable to:						
稅項寬減超出折舊賬項之差額	Excess of tax allowances over accounting depreciation	**5,255**	5,613	**464**	778	**4,791**	4,835
其他時間差距	Other timing differences	**5,914**	4,532	**4,224**	2,202	**1,690**	2,330
減：課稅上虧損	Less: Taxation losses	**(11,125)**	(13,792)	**(13)**	–	**(11,112)**	(13,792)
遞延稅項淨負債（資產）	Net deferred tax liability (asset)	**44**	(3,647)	**4,675**	2,980	**(4,631)**	(6,627)
公司	***THE COMPANY***						
由以下項目引起時間差距之稅項影響：	Tax effect of timing differences attributable to:						
稅項寬減超出折舊賬項之差額	Excess of tax allowances over accounting depreciation	**1,900**	2,007	**–**	–	**1,900**	2,007
其他時間差距	Other timing differences	**1,412**	1,049	**–**	–	**1,412**	1,049
減：課稅上虧損	Less: Taxation losses	**(371)**	(564)	**–**	–	**(371)**	(564)
遞延稅項淨負債	Net deferred tax liability	**2,941**	2,492	**–**	–	**2,941**	2,492

經過考慮集團的未來中期財政計劃及預測後，賬目上沒有為不預期會在可見將來逆轉之時間差距作出遞延稅項之準備。

No provision for deferred taxation has been made in respect of timing differences which are not expected to reverse in the foreseeable future, after taking into consideration the Group's medium term financial plans and projections.

由於隨後出售物業所變現之任何溢利不須繳稅，重估物業之盈餘沒有在遞延稅項構成時間差距。

The surplus arising on revaluation of properties does not constitute a timing difference for deferred taxation purpose as any profit realised on their subsequent disposal would not be subject to taxation.

30. 股本

30. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
普通股每股面值0.50港元:	Ordinary shares of HK$0.50 each:		
法定股本	Authorised:		
於二零零零年四月一日結存	Balance at April 1, 2000	700,000,000	350,000
於二零零零年九月二十八日增加	Increase on September 28, 2000	100,000,000	50,000
於二零零一年三月三十一日及二零零二年三月三十一日結存	Balance at March 31, 2001 and March 31, 2002	800,000,000	400,000
已發行及繳足:	Issued and fully paid:		
於二零零零年四月一日結存	Balance at April 1, 2000	474,683,477	237,342
因行使認股權而發行股份	Issue of shares upon exercise of share options	4,700,000	2,350
因行使認股權證而發行股份	Issue of shares upon exercise of warrants	29,417	15
因購入一間附屬公司而發行股份	Issue of shares on acquisition of a subsidiary	52,192,173	26,096
於二零零一年三月三十一日及二零零一年四月一日結存	Balance at March 31, 2001 and April 1, 2001	531,605,067	265,803
因行使認股權而發行股份	Issue of shares upon exercise of share options	300,000	150
於二零零二年三月三十一日結存	**Balance at March 31, 2002**	**531,905,067**	**265,953**

於是年度，300,000(二零零一年：4,700,000)認股權被行使，公司發行300,000股(二零零一年：4,700,000股)每股面值0.50港元之股份，當中200,000股股份以每股1.41港元發行，餘下的100,000股則以每股1.45港元發行。往年所發行的4,700,000股均以每股1.41港元發行。

於二零零零年七月十八日，本公司之全資附屬公司金山科技有限公司訂立一項買賣協議，購入兆光科技有限公司之51%股權。本公司以每股1.955港元發行及分配52,192,173股每股面值0.50港元之普通股作為是項收購之部份代價。

於二零零零年九月二十八日，本公司透過增加100,000,000股每股面值0.50港元之普通股，使其法定股本由350,000,000港元增加至400,000,000港元。該等股份與現有已發行股份在各方面均享有同等權利。

所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

During the year, 300,000 (2001: 4,700,000) share options were exercised, resulting in the issue of 300,000 (2001: 4,700,000) shares of HK$0.50 each in the Company of which 200,000 shares were issued at an exercise price of HK$1.41 per share and the remaining 100,000 shares were issued at an exercise price of HK$1.45 per share. The 4,700,000 shares issued upon the exercise of share options in the prior year were issued at a price of HK$1.41 per share.

On July 18, 2000, GP Technologies Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement for the acquisition of a 51% equity interest of Lighthouse Technologies Limited. The Company issued and allotted a total of 52,192,173 ordinary shares of HK$0.5 each at a value of HK$1.955 for each share, credited as fully paid, as part of the consideration for the acquisition.

On September 28, 2000, the authorised share capital of the Company was increased from HK$350,000,000 to HK$400,000,000 by the creation of 100,000,000 ordinary shares of HK$0.5 each. These shares rank pari passu with the existing shares in all respects.

The shares issued in both years rank pari passu with the then existing shares in issue in all respects.

31. 認股權

31. SHARE OPTIONS

根據一項於一九九九年九月二十八日通過之普通決議案，公司採納了一項高級職員認股權計劃(「認股權計劃」)。認股權計劃之目的是促使公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme ("ESOS") on that date. The purpose of the ESOS is to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

認股權計劃未行使之認股權於二零零二年三月三十一日之數目如下：

The share options outstanding under the ESOS as at March 31, 2002 are as follows:

可行使之日期 Exercisable period	行使價 港元 Exercise price HK$	於二零零二年三月三十一日尚未行使 Outstanding at 3.31.2002
3.8.2000 - 5.7.2005	1.41	4,600,000
3.30.2001 - 3.29.2006	1.45	9,850,000
		14,450,000

32. 認股權證

32. WARRANTS

本公司於二零零零年十二月二十一日宣佈，向股東發行一紅利認股權證(「二零零零年認股權證」)。於該年度有約116,953,000港元認購權合共53,160,486份認股權證獲發行。每份二零零零年認股權證之有關持有人可於上述認股權證發行日期一年內(包括首尾兩日)之任何時間，按初步認購價每股2.20港元(可予調整)以現金認購一股股份。

於二零零一年三月三十一日，以每股認購價2.20港元為基準，若未行使之認股權證獲全面行使，本公司需額外發行53,160,284股每股面值0.50港元之普通股股份。

所有餘下之二零零零年認股權證於二零零二年二月期滿。

On December 21, 2000, the Company announced a bonus issue of warrants ("2000 Warrants") to its shareholders. A total of 53,160,486 units of warrants with subscription rights of approximately HK$116,953,000 was therefore issued. Each 2000 Warrant entitles the holder thereof to subscribe in cash at an initial subscription price of HK$2.20 per share (subject to adjustment) for one share at any time between the date of issue thereof and one year from such issue date (both days inclusive).

At March 31, 2001, on the basis of the subscription price of HK$2.20 per share, exercise in full of the outstanding warrants would result in the issue of an additional 53,160,284 ordinary shares of HK$0.50 each by the Company.

All remaining 2000 Warrants were lapsed in February 2002.

33. 儲備 33. RESERVES

		股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	資本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	*THE GROUP*										
於二零零零年四月一日，如前所載	At April 1, 2000, as previously reported	368,729	8,875	100,603	(130,485)	(485,985)	36,270	35,358	-	941,688	875,053
不被認為負債之二零零零年度末期股息(附註2)	Derecognition of liability in respect of 2000 *final dividend (note 2)*	-	-	-	-	-	-	-	33,243	-	33,243
具追溯性之攤銷因收購聯營公司而引發之商譽及負商譽(附註2)	Retrospective amortisation of goodwill and negative goodwill on acquisition of associates (note 2)	-	-	-	-	-	-	-	-	(67,587)	(67,587)
具追溯性儲備內商譽減值之確認(附註2)	Retrospective recognition of impairment of goodwill held in reserves (note 2)	-	-	-	-	5,073	-	-	-	(5,073)	-

33. 儲備（續） 33. RESERVES (continued)

		股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	資本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零零年四月一日，重新編列	At April 1, 2000, as restated	368,729	8,875	100,603	(130,485)	(480,912)	36,270	35,358	33,243	869,028	840,709
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	80,247	-	-	-	-	-	-	-	-	80,247
轉入儲備	Transfer of reserves	-	639	-	-	-	612	-	-	(1,251)	-
所佔聯營公司儲備	Share of reserves of associates	-	-	-	(60,682)	(25,503)	8,062	-	-	-	(78,123)
貨幣調整	Currency realignment	-	-	-	(11,938)	-	-	-	-	-	(11,938)
購入附屬公司所引發之商譽	Goodwill arising on purchase of subsidiaries	-	-	-	-	(140,977)	-	-	-	-	(140,977)
增購附屬公司權益所引發之商譽	Goodwill arising on acquisition of additional interest of a subsidiary	-	-	-	-	(5,150)	-	-	-	-	(5,150)
就轉讓聯營公司予一間被增購之附屬公司所引發之資本儲備	Capital reserve arising on acquisition of additional interest in a subsidiary upon transfer of associates to that subsidiary	-	-	-	-	-	3,289	-	-	-	3,289
全年純利	Net profit for the year	-	-	-	-	-	-	-	-	64,641	64,641
已派發股息	Dividend paid										
－二零零零年末期股息	-2000 final dividend	-	-	-	-	-	-	-	(33,243)	-	(33,243)
－二零零一年中期股息	-2001 interim dividend	-	-	-	-	-	-	-	-	(16,261)	(16,261)
建議股息	Dividend proposed										
－二零零一年末期股息	-2001 final dividend	-	-	-	-	-	-	-	21,266	(21,266)	-
於二零零一年三月三十一日及二零零一年四月一日	At March 31, 2001 and April 1, 2001	448,976	9,514	100,603	(203,105)	(652,542)	48,233	35,358	21,266	894,891	703,194
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	267	-	-	-	-	-	-	-	-	267
轉入儲備	Transfer of reserves	-	231	-	-	-	1,403	-	-	(1,634)	-
所佔聯營公司儲備	Share of reserves of associates	-	-	-	(11,469)	-	(12,750)	-	-	-	(24,219)
貨幣調整	Currency realignment	-	-	-	2,255	-	-	-	-	-	2,255
出售附屬公司所體現之商譽	Goodwill realised upon the disposal of subsidiaries	-	-	-	-	192	-	-	-	-	192
全年純利	Net profit for the year	-	-	-	-	-	-	-	-	37,366	37,366
已派發股息	Dividend paid										
－二零零一年末期股息	- 2001 final dividend	-	-	-	-	-	-	-	(21,266)	-	(21,266)
－二零零二年中期股息	- 2002 interim dividend	-	-	-	-	-	-	-	-	(13,298)	(13,298)
建議股息	Dividend proposed										
－二零零二年末期股息	- 2002 final dividend	-	-	-	-	-	-	-	7,979	(7,979)	-
於二零零二年三月三十一日	***At March 31, 2002***	**449,243**	**9,745**	**100,603**	**(212,319)**	**(652,350)**	**36,886**	**35,358**	**7,979**	**909,346**	**684,491**
屬於聯營公司：***於二零零二年三月三十一日***	Attributable to associates: ***At March 31, 2002***	**-**	**1,558**	**13,868**	**(220,719)**	**(153,630)**	**27,275**	**-**	**-**	**659,319**	**327,671**
於二零零一年三月三十一日，重新編列	At March 31, 2001, as restated	-	1,558	13,868	(209,187)	(153,630)	40,025	-	-	612,807	305,441

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於本年中，就中國之地區法定要求，總數231,000港元（二零零一年：639,000港元）之儲備被分配及轉至法定盈餘。

資本儲備包括9,612,000港元（二零零一年：8,209,000港元）於中國附屬公司之被資本化溢利，該等被資本化溢利待取得有關中國法定同意，可進行分配以增加該等中國附屬公司之資本。於本年中，就中國之地區法定要求，總數1,403,000港元（二零零一年：612,000港元）之儲備被分配及轉至資本儲備。

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$231,000 (2001: HK$639,000) was appropriated and transferred to legal surplus as results of the statutory requirements from local authorities in the PRC.

Included in capital reserve was an amount of HK$9,612,000 (2001: HK$8,209,000) representing the capitalisation of profits of subsidiaries in the PRC which were available for appropriation and resulted in an increase of the capital of those subsidiaries after approval from the relevant PRC authorities. During the year, a total amount of HK$1,403,000 (2001: HK$612,000) was appropriated and transferred to capital reserve as a result of the statutory requirements from local authorities in the PRC.

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	*THE COMPANY*							
於二零零零年四月一日，如前所載	At April 1, 2000, as previously reported	368,729	11,242	393,405	35,358	–	66,319	875,053
具追溯性於附屬公司之投資減值之確認（附註2）	Retrospective recognition of impairment of interest in subsidiaries (note 2)	–	–	–	–	–	(209,155)	(209,155)
具追溯性不被確認於附屬公司及聯營公司之重估儲備（附註2）	Retrospective derecognition of revaluation reserve of shares in subsidiaries and associates (note 2)	–	–	(393,405)	–	–	–	(393,405)
不被確認為負債之二零零零年度末期股息（附註2）	Derecognition of liability in respect of 2000 final dividend (note 2)	–	–	–	–	33,243	–	33,243
不被確認為資產之二零零零年度股息收入（附註2）	Derecognition of asset in respect of 2000 dividend income (note 2)							
－一間附屬公司	– A subsidiary	–	–	–	–	–	(22,296)	(22,296)
－一間聯營公司	– An associate	–	–	–	–	–	(9,938)	(9,938)
於二零零零年四月一日，重新編列	At April 1, 2000, as restated	368,729	11,242	–	35,358	33,243	(175,070)	273,502
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	80,247	–	–	–	–	–	80,247
全年溢利	Net profit for the year	–	–	–	–	–	458,394	458,394
已派發股息	Dividend paid							
－二零零零年末期股息	– 2000 final dividend	–	–	–	–	(33,243)	–	(33,243)
－二零零一年中期股息	– 2001 interim dividend	–	–	–	–	–	(16,261)	(16,261)
建議股息	Dividend proposed							
－二零零一年末期股息	– 2001 final dividend	–	–	–	–	21,266	(21,266)	–
二零零一年三月三十一日及二零零一年四月一日	At March 31, 2001 and April 1, 2001	448,976	11,242	–	35,358	21,266	245,797	762,639
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	267	–	–	–	–	–	267
全年溢利	Net profit for the year	–	–	–	–	–	33,523	33,523
已派發股息	Dividend paid							
－二零零一年末期股息	– 2001 final dividend	–	–	–	–	(21,266)	–	(21,266)
－二零零二年中期股息	– 2002 interim dividend	–	–	–	–	–	(13,298)	(13,298)
建議股息	Dividend proposed							
－二零零二年末期股息	– 2002 final dividend	–	–	–	–	7,979	(7,979)	–
於二零零二年三月三十一日	***At March 31, 2002***	**449,243**	**11,242**	**–**	**35,358**	**7,979**	**258,043**	**761,865**

本公司於二零零二年三月三十一日可分配予股東之儲備為累積溢利及股息儲備，總數為266,022,000港元（二零零一年：267,063,000港元）。

The Company's reserves available for distribution to shareholders as at March 31, 2002 are represented by the accumulated profits and the dividend reserve totalling HK$266,022,000 (2001: HK$267,063,000).

34. 除稅前經常性業務溢利與經營業務之現金流入(流出)淨額對賬

34. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES

		2002 千港元 HK$'000	2001 千港元 HK$'000 (重新編列) (As restated)
除稅前溢利	Profit before taxation	**90,368**	130,107
所佔聯營公司業績	Share of results of associates	**(147,582)**	(176,329)
遞延支出攤銷	Amortisation of deferred expenditure	**9,399**	10,428
商標攤銷	Amortisation of trademarks	**4,183**	4,183
攤銷購入聯營公司所引發之溢價	Amortisation of goodwill on acquisition of associates	**6,677**	10,603
攤銷購入聯營公司所引發之折讓	Amortisation of negative goodwill on acquisition of associates	**(1,015)**	(418)
攤銷購入附屬公司/業務所引發之商譽	Amortisation of goodwill on acquisition of subsidiaries/business	**33**	–
物業、廠房及設備折舊及攤銷	Depreciation and amortisation of property, plant and equipment	**47,587**	47,921
出售物業、廠房及設備之溢利	Gain on disposal of property, plant and equipment	**(272)**	(1,762)
應當出售部份聯營公司權益之(盈餘)虧損	(Gain) loss on deemed partial disposal of associates	**(784)**	291
出售聯營公司權益之盈餘	Gain on disposal of associates	**(195)**	–
出售附屬公司權益之虧損	Loss on disposal of subsidiaries	**1,561**	–
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	**77**	372
於損益賬支銷之投資物業估值虧損	Deficit on valuation of investment properties charged to the income statement	**360**	1,141
利息收入	Interest income	**(23,573)**	(37,232)
銀行及其他借款利息	Interest on bank and other borrowings	**106,103**	144,402
財務租賃責任利息	Interest on obligations under finance leases	**323**	594
可換股票據利息	Interest on convertible note	**2,430**	993
證券投資之股息收入	Dividend income from investments in securities	**(5,259)**	(3,170)
出售其他投資已變現之淨虧損(盈餘)	Net realised loss (gain) on disposal of other investments	**10,924**	(4,129)
持有其他投資尚未變現之淨虧損	Net unrealised holding loss on other investments	**17,775**	24,823
外幣兌換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	**(1,187)**	24,146
存貨之減少(增加)	Decrease (increase) in inventories	**484**	(55,753)
應收賬項、應收票據及預付款項之增加	Increase in debtors, bills receivable and prepayments	**(70,601)**	(32,661)
應付賬項及費用之減少	Decrease in creditors and accrued charges	**(12,308)**	(94,038)
經營業務之現金流入(流出)淨額	Net cash inflow (outflow) from operating activities	**35,508**	(5,488)

35. 購入一項業務／附屬公司

35. PURCHASE OF A BUSINESS/SUBSIDIARIES

年內集團以38,191,000港元收購一項分銷及零售音響產品之業務，因此項收購而產生之商譽為9,500,000港元。

During the year, the Group acquired a business of distributing and retailing audio products for a consideration of HK$38,191,000. The amount of goodwill arising as a result of the acquisition was HK$9,500,000.

		2002 千港元 HK$'000	2001 千港元 HK$'000
購入資產淨值:	Net assets acquired:		
物業、廠房及設備	Property, plant and equipment	**1,500**	32,002
所佔聯營公司權益	Interests in associates	**-**	947
產品發展支出	Product development expenditure	**-**	10,549
存貨	Inventories	**27,191**	71,573
應付賬項、應付票據及預付款項	Debtors, bills receivable and prepayments	**-**	78,923
銀行結存及現金	Bank balances and cash	**-**	2,164
應付賬項及費用	Creditors and accrued charges	**-**	(130,724)
欠母系附屬公司款項	Amounts due to fellow subsidiaries	**-**	(40,210)
稅項	Taxation payable	**-**	(1,023)
財務租賃責任	Obligations under finance leases	**-**	(2,782)
少數股東權益	Minority interests	**-**	(1,357)
購入之資產淨值	Net assets acquired	**28,691**	20,062
收購所引發之商譽	Goodwill arising on acquisition	**9,500**	140,977
		38,191	161,039
付款方式:	Satisfied by:		
現金	Cash	**38,191**	50,508
以每股1.955港元發行52,192,173股每股面值0.5港元之普通股	Issue of 52,192,173 ordinary shares of HK$0.5 each at a value of HK$1.955 for each share	**-**	102,036
由所佔聯營公司權益轉入	Reclassification from interests in associates	**-**	8,495
		38,191	161,039
就買入一項業務／附屬公司有關之現金及等值現金外流淨額:	Net outflow of cash and cash equivalents in connection with the purchase of a business/subsidiaries:		
現金代價	Cash consideration	**38,191**	50,508
既得銀行結存及現金	Bank balances and cash acquired	**-**	(2,164)
		38,191	48,344

於是年度買入之業務沒有對集團之現金流量及經營業績產生重大影響。

The business acquired during the year did not have any significant impact on the Group's cash flows and operating result.

集團上年度收購之附屬公司於二零零一年於集團之經營業務現金淨額中運用43,150,000港元，付出973,000港元於投資及財務安排所得回報淨額，付出1,023,000港元於稅項，運用16,758,000港元於投資業務及於融資活動中取得50,348,000港元。

The subsidiaries acquired in the prior year utilised HK$43,150,000 to the Group's net operating cash flows, paid HK$973,000 in respect of the net returns on investments and servicing of finance, paid HK$1,023,000 in respect of taxation, utilised HK$16,758,000 for investing activities and raised HK$50,348,000 in respect of financing activities in 2001.

集團上年度收購之附屬公司對集團於二零零一年營業溢利之貢獻為28,962,000港元。

The subsidiaries acquired in the prior year also contributed HK$28,962,000 to the Group's profit from operations in 2001.

36. 出售附屬公司 / 36. DISPOSAL OF SUBSIDIARIES

		2002 千港元 HK$'000	2001 千港元 HK$'000
出售資產淨值：	Net assets disposed of:		
物業、廠房及設備	Property, plant and equipment	**833**	–
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	**6,210**	–
銀行結存及現金	Bank balances and cash	**138**	–
應付賬項及費用	Creditors and accrued charges	**(1,797)**	–
		5,384	–
已變現之商譽儲備	Goodwill reserve realised	**192**	–
已變現商譽儲備之少數股東權益	Minority interests in the goodwill reserve realised	**185**	–
出售之收益	Gain on disposal	**(1,561)**	–
		4,200	–
付款方法：	Satisfied by:		
現金	Cash	**4,200**	–
因出售而產生之現金及等值現金流入淨額分析：	Analysis of net inflow of cash and cash equivalents arising on the disposal:		
已收現金	Cash received	**4,200**	–
銀行結存及現金出售	Bank balances and cash disposed of	**(138)**	–
		4,062	–

於是年度被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

The subsidiaries disposed of during the year did not have any significant impact on the Group's operating results and cash flows.

37. 是年度融資變動之分析 37. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

		股本及股本溢價 Share capital and share premium 千港元 HK$'000	財務租賃責任 Obligations under finance leases 千港元 HK$'000	銀行貸款及定息票據 Bank loans and fixed rate notes 千港元 HK$'000	商業信貸 Import loans 千港元 HK$'000	可換股票據 Convertible note 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000 (重新編列) (As restated)
於二零零零年四月一日結存，如前所載	Balance at April 1, 2000, as previously reported	606,071	5,161	1,119,649	9,183	-	299,921
不被確認為負債之非全資擁有附屬公司之二零零零年末期股息（附註2）	Derecognition of liability of a non-wholly owned subsidiary in respect of 2000 final dividend (note 2)	-	-	-	-	-	11,455
於二零零零年四月一日結存，重新編列	Balance at April 1, 2000, as restated	606,071	5,161	1,119,649	9,183	-	311,376
發行股份之款項（已扣除開支95,000港元）	Proceeds from issue of shares, net of expenses of HK$95,000	6,672	-	-	-	-	-
發行股份以作買入附屬公司之代價	Issue of shares as consideration for the purchase of subsidiaries	102,036	-	-	-	-	-
貨幣調整	Currency realignment	-	-	741	-	-	(1,308)
新財務租賃	New finance leases raised	-	1,104	-	-	-	-
償還財務租賃責任之本金	Principal payments for obligations under finance leases	-	(4,189)	-	-	-	-
買入附屬公司所得	Acquired on purchase of subsidiaries	-	2,782	-	-	-	1,357
新銀行貸款	New bank loans raised	-	-	747,213	-	-	-
償還銀行貸款	Repayment of bank loans	-	-	(339,450)	-	-	-
商業信貸淨現金流入	Net cash inflow from import loans	-	-	-	78,649	-	-
發行可換股票據之款項	Proceeds from issue of convertible note	-	-	-	-	80,000	-
可換股票據之應付利息	Interest accrued for convertible note	-	-	-	-	993	-
少數股東在附屬公司溢利所佔權益	Minority interests in the profits of subsidiaries	-	-	-	-	-	28,889
應當出售部份附屬公司權益而引發之少數股東權益	Minority interests arising on deemed partial disposal of a subsidiary	-	-	-	-	-	1,488
一間附屬公司少數股東所提供之股本	Capital contributed by a minority shareholder of a subsidiary	-	-	-	-	-	700
增購附屬公司權益所引致少數股東權益減少	Reduction in minority interests due to acquisition of additional interest of a subsidiary	-	-	-	-	-	(57,324)
轉讓聯營公司予一間非全資附屬公司所引致少數股東權益減少	Reduction in minority interests upon transfer of associates to a non wholly-owned subsidiary	-	-	-	-	-	(26,111)
少數股東所佔聯營公司儲備之權益	Minority interests in the reserves of associates	-	-	-	-	-	(11,483)
已付／應付附屬公司少數股東權益之股息	Dividends paid/payable to minority shareholders of subsidiaries	-	-	-	-	-	(16,485)

37. 是年度融資變動之分析（續） 37. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR (continued)

		股本及股本溢價 Share capital and share premium 千港元 HK$'000	財務租賃責任 Obligations under finance leases 千港元 HK$'000	銀行貸款及定息票據 Bank loans and fixed rate notes 千港元 HK$'000	商業信貸 Import loans 千港元 HK$'000	可換股票據 Convertible note 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000 (重新編列) (As restated)
於二零零一年三月三十一日及二零零一年四月一日結存	Balance at March 31, 2001 and April 1, 2001	714,779	4,858	1,528,153	87,832	80,993	231,099
發行股份之款項（已扣除開支10,000港元）	Proceeds from issue of shares, net of expenses of HK$10,000	417	–	–	–	–	–
新財務租賃	New finance leases raised	–	3,949	–	–	–	–
償還財務租賃責任之本金	Principal payments for obligations under finance leases	–	(3,434)	–	–	–	–
貨幣調整	Currency realignment	–	–	(8,652)	–	–	385
新銀行貸款	New bank loans raised	–	–	814,199	–	–	–
定息票據	Fixed rate notes raised	–	–	211,700	–	–	–
償還銀行貸款	Repayment of bank loans	–	–	(508,321)	–	–	–
可換股債券之利息	Interest accured for convertible note	–	–	–	–	2,430	–
商業信貸現金流出淨額	Net cash outflow from import loans	–	–	–	(8,151)	–	–
出售附屬公司引發之商譽儲備之少數股東權益	Minority interests in the goodwill reserve realised upon disposal of subsidiaries	–	–	–	–	–	185
附屬公司溢利之少數股東權益	Minority interests in the profits of subsidiaries	–	–	–	–	–	17,623
增購附屬公司權益所引致少數股東權益減少	Reduction in minority interests due to acquisition of additional interest of a subsidiary	–	–	–	–	–	(14,326)
少數股東所佔聯營公司儲備之權益	Minority interests in the reserves of associates	–	–	–	–	–	(3,774)
應當出售部份附屬公司之少數股東權益	Minority interests arising on deemed partial disposal of a subsidiary	–	–	–	–	–	713
附屬公司少數股東所提供之股本	Capital contributed by minority shareholders of subsidiaries	–	–	–	–	–	1,699
已付／應付附屬公司少數股東之股息	Dividends paid/payable to minority shareholders of subsidiaries	–	–	–	–	–	(6,881)
		715,196	5,373	2,037,079	79,681	83,423	226,723

38. 主要非現金交易

(a) 於是年度，集團有關資產之財務租賃安排之資產值在租賃開始為3,949,000港元(二零零一年：1,104,000港元)。

(b) 於上年度，本公司將其於金山電池及奇勝工業所擁有之全部股本權益轉讓予本公司之一間非全資附屬公司GP工業，總代價為223,653,000坡元(等同約1,029,000,000港元)，其中100,000,000坡元(等同約460,000,000港元)以現金支付，而餘額123,653,000坡元(等同約569,000,000港元)則以發行206,088,443股GP工業新股之方式支付，發行價為每股0.6坡元。

(c) 於二零零零年七月十八日，本公司之全資附屬公司金山科技有限公司訂立一項買賣協議，購入兆光科技有限公司之51%股權。本公司以每股1.955港元發行及分配52,192,173股每股面值0.50港元之普通股作為是項收購之部份代價。

(d) 於上年度，集團單方面出售一間本集團擁有50%權益之聯營公司35%股權。故此，該聯營公司及其附屬公司之總值93,470,000港元欠款被重新分類為集團之應收賬項。

38. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$3,949,000 (2001: HK$1,104,000).

(b) In the prior year, the Company transferred its entire equity interests in GPBI and CIHL to GPIL, a non wholly-owned subsidiary of the Company, for a total consideration of S$223,653,000 (equivalent to approximately HK$1,029 million) which was satisfied by S$100,000,000 (equivalent to approximately HK$460 million) in cash and S$123,653,000 (equivalent to approximately HK$569 million) by the issue of 206,088,443 new shares of GPIL at the issue price of S$0.6 per share.

(c) On July 18, 2000, GP Technologies Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement for the acquisition of a 51% equity interest of Lighthouse Technologies Limited. The Company issued and allotted a total of 52,192,173 ordinary shares of HK$0.5 each at a value of HK$1.955 for each share, credited as fully paid, as part of the consideration for the acquisition.

(d) In the prior year, the Group made an unilateral disposal of its 35% equity interests in a then 50% owned associate of the Group. Accordingly, an aggregate amount of HK$93,470,000 due from that associate and its subsidiaries was reclassified as debtors of the Group.

39. 現金及等值現金結存之分析

39. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

		2002 千港元 HK$'000	2001 千港元 HK$'000
銀行結存、存款及現金	Bank balances, deposits and cash	**365,542**	107,988
短期銀行貸款	Short term bank loans	**(116,342)**	(254,614)
銀行透支	Bank overdrafts	**(10,042)**	(38,507)
		239,158	(185,133)

40. 或然負債

40. CONTINGENT LIABILITIES

		集團 THE GROUP		公司 THE COMPANY	
		2002 千港元 HK$'000	2001 千港元 HK$'000	2002 千港元 HK$'000	2001 千港元 HK$'000
出口票據貼現附追索權	Bills discounted with recourse	**33,777**	27,750	**–**	–
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
附屬公司	Subsidiaries				
－全資附屬公司	– wholly owned subsidiaries	**–**	–	**6,171**	39,869
－非全資附屬公司	– *non wholly-owned subsidiaries*	**–**	–	**52,920**	39,151
聯營公司	Associates	**16,113**	19,725	**7,184**	3,944
		49,890	47,475	**66,275**	82,964

41. 資本承擔 / 41. CAPITAL COMMITMENTS

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港元 HK$'000	公司 THE COMPANY 2002 千港元 HK$'000	公司 THE COMPANY 2001 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、機器及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**10,739**	1,020	**982**	–
已授權但未簽約關於購買物業、機器及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment authorised for but not contracted for	**46,517**	–	**–**	–
		57,256	1,020	**982**	–

於二零零二年三月三十一日，集團承諾投資14,500,000港元（二零零一年：11,600,000港元）於非上市證券。

At March 31, 2002, the Group was also committed to invest in unlisted investments securities amounting to HK$14,500,000 (2000: HK$11,600,000).

42. 營業租賃承擔 / 42. OPERATING LEASE COMMITMENTS

租用者 / *As lessee*

於資產負債表結算日，集團及公司就不可撤銷營業租賃樓宇契約有未完承諾，需支付之租金如下：

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases in respect of rented premises which fall due as follows:

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港元 HK$'000	公司 THE COMPANY 2002 千港元 HK$'000	公司 THE COMPANY 2001 千港元 HK$'000
一年內	Within one year	**14,887**	11,867	**–**	1,194
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**19,499**	27,716	**–**	–
超過五年	Over five years	**34,902**	41,401	**–**	–
		69,288	80,984	**–**	1,194

營業租賃租金代表本集團及本公司付於租用辦公樓及工廠之租金。租賃年期一般商議為一年至三十年。

Operating lease payments represent rentals payable by the Group and the Company for its office properties and factories. Leases are negotiated for term from one year to thirty years.

出租者 / *As lessor*

於資產負債表結算日，集團及公司與租戶已訂立合約，於未來將有以下最低租賃款項：

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

		集團 THE GROUP 2002 千港元 HK$'000	集團 THE GROUP 2001 千港 HK$'000
一年內	Within one year	**403**	886
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**281**	257
		684	1,143

持有物業已承諾之租戶租賃年期平均為期兩年。

The properties held have committed tenants for an average term of two years.

於資產負債表結算日，公司並無任何租賃承擔。

The Company did not have any lease commitments at the balance sheet date.

43. 關連人仕交易

43. RELATED PARTY TRANSACTIONS

(a) 於是年度，本集團與聯營公司進行以下重大交易：

(a) During the year, the Group entered into the following significant transactions with its associates:

		2002 千港元 HK$'000	2001 千港元 HK$'000
購買自聯營公司	Purchases from associates	75,521	83,969
出售予聯營公司	Sales to associates	53,306	51,147
自聯營公司之管理費收入	Management fee income received from associates	18,125	19,607
自聯營公司之利息收入	Interest income received from associates	307	11,613
自聯營公司之租金收入	Rental income from associates	5,750	10,622

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕相討後進行。

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

管理費收入乃參照估計所作出服務之市場價值後決定。

Management fee income received was determined with reference to the estimated market value for the services provided.

利息收入乃以市場價值為基準按時間比例計入。

Interest income received was based on a time basis at the estimated market value.

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

As at the balance sheet date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

		2002 千港元 HK$'000	2001 千港元 HK$'000
應收聯營公司貨款	Trade receivables from associates	24,665	17,220
應付聯營公司貨款	Trade payables due to associates	14,427	8,826

上述所列應收貨款及應付貨款均無抵押、免息及可在要求時償還。

All of the above trade receivables and trade payables are unsecured, interest free and repayable on demand.

(b) 於上年度，本公司將其於金山電池及奇勝工業所擁有之全部股本權益轉讓（「轉讓事項」）予本公司之一間非全資附屬公司GP工業，總代價為223,653,000坡元（等同約1,029,000,000港元），其中100,000,000坡元（等同約460,000,000港元）以現金支付，而餘額123,653,000坡元（等同約569,000,000港元）則以發行206,088,443股GP工業新股之方式支付，發行價為每股0.6坡元。該轉讓事項於二零零零年六月十六日GP工業獲其獨立股東批准後轉為無條件。

根據香港聯合交易所有限公司證券上市規則，轉讓事項構成關連交易，轉讓事項之詳情已於二零零零年二月二十一日致股東之通函中載列。

(b) In the prior year, the Company transferred to GPIL, a non wholly-owned subsidiary of the Company, its entire interests in GPBI and CIHL (the "Transfer") for a total consideration of S$223,653,000 (equivalent to approximately HK$1,029 million) which was satisfied by S$100,000,000 (equivalent to approximately HK$460 million) in cash and S$123,653,000 (equivalent to approximately HK$569 million) by the issue of 206,088,443 new shares of GPIL at the issue price of S$0.6 per share. The Transfer became unconditional on June 16, 2000 after GPIL obtained its independent shareholders' approval on the same date.

Under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the Transfer constituted connected transactions and the details of the Transfer were set out in a circular dated February 21, 2000 to the shareholders of the Company.

44. 主要附屬公司 / 44. PRINCIPAL SUBSIDIARIES

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本票面值 Nominal value of issued capital	主要業務 Principal activities
電子部 Electronics division			
Celestion International Limited**	英國 United Kingdom	£20,000	設計及銷售揚聲器 Designing and trading of loudspeakers
東莞徐港電子有限公司** Dongguan Xuguang Electronics Co. Ltd.**	中國 PRC	RMB23,197,000	產製音響及多媒體產品 Manufacturing of audio and multi-media products
Famingo Pte Ltd.**	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
第一國際有限公司** Goldmax International Limited**	香港 Hong Kong	HK$15,600,000	控股投資及揚聲器貿易 Investment holding and trading of loudspeakers
第一電聲企業(惠州)有限公司** (85%) Goldmax International (China) Limited** (85%)	中國 PRC	HK$15,972,250	產製揚聲器 Manufacturing of loudspeakers
GP Acoustics Limited**	英屬維爾京群島 British Virgin Islands	US$11,000,000	控股投資 Investment holding
GP Acoustics (UK) Limited (formerly known as KH Industries (UK) Limited)**	英國 United Kingdom	£11,000,000	控股投資 Investment holding
GP Acoustics (HK) Limited (formerly known as GP Audio (HK) Limited)**	香港 Hong Kong	HK$2	推廣及銷售音響產品 Marketing and trading of audio equipment
GP Audio International (Pte) Limited**	新加坡 Republic of Singapore	S$50,000	物業投資 Property holding
惠州金山電裝有限公司** (90%) GP Auto Cable (Huizhou) Ltd.** (90%)	中國 PRC	US$4,000,000	產製汽車配線 Manufacturing of automotive wire harness
金山汽配工業有限公司** GP Auto Parts Limited**	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽車配線 Investment holding, marketing and trading of automotive wire harness
金柏電子(中國)有限公司** GP Electronics (China) Limited**	香港 Hong Kong	HK$2	控股投資 Investment holding
柏惠電子有限公司** (70%) GP Electronics (Huizhou) Ltd. ** (70%)	中國 PRC	US$1,050,000	產製調諧器及家庭音響產品 Manufacturing of tuners and home audio products
GP工業有限公司 (86.52%) GP Industries Limited (86.52%)	新加坡 Republic of Singapore	S$89,312,689	控股投資 Investment holding
惠州金山精密部件有限公司** (70%) GP Precision Parts (Huizhou) Ltd.** (70%)	中國 PRC	HK$6,237,561	產製塑膠及金屬部件 Manufacturing of plastic parts and metal parts

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本票面值 Nominal value of issued capital	主要業務 Principal activities
金柏電子國際有限公司** GPE International Limited**	香港 Hong Kong	HK$1,000,000	音響產品推廣及銷售 Marketing and trading of audio equipment
金山電子有限公司 (前稱金柏電子有限公司)** GP Electronics (HK) Limited (formerly known as GPE Manufacturing (HK) Limited)**	香港 Hong Kong	HK$34,000,000	產製音響產品 Manufacturing of audio equipment
KEF Audio (UK) Limited**	英國 United Kingdom	£3,600,000	設計及銷售揚聲器 Designing and trading of loudspeakers
KH Manufacturing (UK) Limited**	英國 United Kingdom	£2,000,000	產製揚聲器 Manufacturing of loudspeakers
彌基企業有限公司** Nike Enterprises Limited**	香港 Hong Kong	HK$148,000	控股投資、推廣汽車音響及多媒體產品 Investment holding and marketing of car audio and multi-media products
俊德國際有限公司** Smart Tech International Limited**	香港 Hong Kong	HK$2	物業投資 Property holding
惠山塑膠五金有限公司** Whitehill Industries Limited**	香港 Hong Kong	HK$1,000,000	控股投資、塑膠及金屬部件貿易 Investment holding and trading of plastic and metal parts
科技及策略部 Technology and strategic division			
Ditton International Limited*	香港 Hong Kong	HK$5,000,000	控股投資、推廣及銷售家庭音響產品 Investment holding, marketing and trading of home audio equipment
GP eBiz Limited	開曼群島 Cayman Islands	US$2	控股投資 Investment holding
金柏電子(集團)有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	控股投資 Investment holding
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding
啟天有限公司* Grand Prix Limited*	香港 Hong Kong	HK$2	控股投資 Investment holding
國際之獅有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding
KH Technology Corporation	開曼群島 Cayman Islands	US$10,000	持有商標 Holding of trademarks
兆光科技有限公司* (51%) Lighthouse Technologies Limited* (51%)	香港 Hong Kong	HK$3,500,000	發展及銷售LED視像屏幕 Development and sale of LED display screens
Makinen Properties Limited	英屬維爾京群島 British Virgin Islands	US$1	在英國控股及物業投資 Investment holding and property holding in the United Kingdom

44. 主要附屬公司(續)

44. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立/註冊地方 Place of incorporation/ registration	發行股本票面值 Nominal value of issued capital	主要業務 Principal activities
科技及策略部(續) ***Technology and strategic division (continued)***			
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited *	英屬維爾京群島 British Virgin Islands	US$1	在香港物業投資 Property holding in Hong Kong
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

* 公司之全資附屬公司直接或間接持有

** 由GP工業直接或間接持有

除以括號顯示外,以上所有公司全為公司或所屬部門控股公司之全資附屬公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明,所有附屬公司的業務主要在各自的成立/註冊地方。

上表載列本集團之附屬公司,董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外,在是年度任何時間或完結時,附屬公司並無任何債務證券。

* Directly or indirectly held by wholly-owned subsidiaries of the Company

** Directly or indirectly held by GPIL

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/ registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

45. 主要聯營公司

45. *PRINCIPAL ASSOCIATES*

聯營公司名稱 Name of associate	成立/註冊地方 Place of *incorporation/* registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital *attributable* to the Group	主要業務 Principal activities
電池部 Battery division			
金山電池國際有限公司 GP Batteries International Limited	新加坡 Republic of Singapore	41.43%	產製、發展及推廣電池及有關產品 Manufacturing, development and marketing of batteries and related products
電器部 Electrical division			
奇勝工業(集團)有限公司 Clipsal Industries (Holdings) Limited	新加坡 Republic of Singapore	42.78%	產製、發展及推廣電器裝置產品 Manufacturing, development and marketing of electrical installation products
電子部 Electronics division			
古河金山電裝(香港)有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	43.26%	控股投資 Investment holding
Gold Light Holdings Limited	開曼群島 Cayman Islands	21.63%	控股投資 Investment holding
興旺科技有限公司 High Rank Communication Limited	香港 Hong Kong	17.30%	產製及銷售數據通訊產品 Manufacturing and trading of data communication products
江蘇天寶科技股份有限公司(前稱徐州徐港電子企業有限公司) Jiangsu Toppower Tech Co., Ltd. (formerly known as Xuzhou Xugang Electronic Industries Co. Ltd.)	中國 PRC	35.96%	產製汽車音響產品 Manufacturing of car audio equipment
樂庭實業有限公司 LTK Industries Limited	香港 Hong Kong	38.54%	控股投資、產製電纜及電線 Investment holding and manufacturing of electronic cables and wires
力峰工業有限公司 Maxson Industries (Huizhou) Limited	中國 PRC	42.39%	產製塑膠部件及金屬工模 Manufacturing of plastic parts and metal moulds
Saisho Onkyo, Inc.	菲律賓 Republic of the Philippines	17.30%	產製及銷售電子發聲部件 Manufacturing and trading of electronic sound producing units
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	12.98%	控股投資、產製及銷售電子產品 Investment holding, manufacturing and trading of electronic products
SPG(香港)有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	25.81%	控股投資及高精密度五金及塑膠部件貿易 Investment holding and trading of high precision metal and plastic parts
徐州寶山精密五金塑膠部件有限公司 Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd.	中國 PRC	34.61%	產製汽車音響部件 Manufacturing of car audio parts
徐州格盧電子有限公司 Xuzhou Gloria Engineering Ltd.	中國 PRC	21.63%	產製汽車音響部件 Manufacturing of car audio parts

45. 主要聯營公司(續) 45. PRINCIPAL ASSOCIATES (continued)

聯營公司名稱 Name of associate	成立/註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
徐州順達鍍鋅有限公司 Xuzhou Shunda Zinc Plating Ltd.	中國 PRC	26.10%	電鍍電子部件 Electroplating of electronics components
科技及策略部 Technology and strategic division			
安橋(中國)有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distribution of audio equipment
徐州金寶磁性材料有限公司 Xuzhou Jinbao Magnetic Material Co. Ltd.	中國 PRC	40%	產製及銷售揚聲器及摩托磁頭之磁石 Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

除特別顯示外，以上所有公司由本公司間接持有。

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

All associates indicated above are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY OF GP INDUSTRIES LIMITED GP工業有限公司財務概要

		2002 千坡元 S$'000	2002 千港元* HK$'000*	2001 千坡元 S$'000 (重新編列) (As restated)	2001 千港元* HK$'000* (重新編列) (As restated)
綜合損益表 截至三月三十一日止年度	***CONSOLIDATED PROFIT AND LOSS ACCOUNT*** Year ended March 31				
營業額	Turnover	298,426	1,263,536	339,802	1,467,945
除稅前溢利	Profit before taxation	25,089	106,227	28,525	123,228
稅項	Taxation	(7,345)	(31,099)	(6,030)	(26,050)
除稅後溢利	Profit after taxation	17,744	75,128	22,495	97,178
少數股東權益	Minority interests	(400)	(1,694)	(235)	(1,015)
全年溢利	Profit for the year	17,344	73,434	22,260	96,163

		2002 千坡元 S$'000	2002 千港元* HK$'000*	2001 千坡元 S$'000 (重新編列) (As restated)	2001 千港元* HK$'000* (重新編列) (As restated)
綜合資產負債表 於三月三十一日	***CONSOLIDATED BALANCE SHEET*** At March 31				
商譽	Goodwill	3,765	15,941	-	-
商標	Trademark	223	944	273	1,180
其他投資	Other investment	2,263	9,582	-	-
投資物業	Investment properties	425	1,799	-	-
固定資產	Fixed assets	43,567	184,464	42,897	185,315
聯營公司權益	Interest in associates	338,344	1,432,548	312,068	1,348,134
遞延支出	Deferred expenditure	-	-	52	224
長期應收賬	Non-current receivable	4,724	20,000	4,630	20,002
有價證券	Marketable secruities	40,424	171,155	43,065	186,041
流動資產	Current assets	186,942	791,512	186,980	807,754
總資產	Total assets	620,677	2,627,945	589,965	2,548,650
非流動負債	Non-current liabilities	180,585	764,597	103,067	445,250
流動負債	Current liabilities	107,608	455,612	163,463	706,160
總負債	Total liabilities	288,193	1,220,209	266,530	1,151,410
淨資產	Net assets	332,484	1,407,736	323,435	1,397,240
股東資金	Shareholders' funds	329,510	1,395,144	321,247	1,387,788
少數股東權益	Minority interests	2,974	12,592	2,188	9,452
		332,484	1,407,736	323,435	1,397,240
市值	***MARKET CAPITALISATION***	312,752	1,324,192	343,854	1,485,449

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF GP BATTERIES INTERNATIONAL LIMITED 金山電池國際有限公司財務概要

綜合損益表 *CONSOLIDATED PROFIT AND LOSS ACCOUNT*

截至三月三十一日止年度 Year ended March 31

		2002 千坡元 S$'000	2002 千港元* HK$'000*	2001 千坡元 S$'000 (重新編列) (As restated)	2001 千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	**554,039**	**2,345,801**	594,172	2,566,825
除稅前溢利	Profit before taxation	**19,182**	**81,217**	28,881	124,766
稅項	Taxation	**(2,623)**	**(11,106)**	(3,620)	(15,638)
除稅後溢利	Profit after taxation	**16,559**	**70,111**	25,261	109,128
少數股東權益	Minority interests	**640**	**2,710**	(633)	(2,735)
全年溢利	Profit for the year	**17,199**	**72,821**	24,628	106,393

綜合資產負債表 *CONSOLIDATED BALANCE SHEET*

於三月三十一日 At March 31

		2002 千坡元 S$'000	2002 千港元* HK$'000*	2001 千坡元 S$'000 (重新編列) (As restated)	2001 千港元* HK$'000* (重新編列) (As restated)
固定資產	Fixed assets	**267,143**	**1,131,083**	251,875	1,088,100
聯營公司權益	Interest in associates	**27,766**	**117,561**	29,655	128,110
投資	Investment	**25,132**	**106,409**	13,954	60,281
無形資產	Intangible assets	**54,246**	**229,678**	54,661	236,135
流動資產	Current assets	**289,565**	**1,226,018**	338,594	1,462,726
總資產	Total assets	**663,852**	**2,810,749**	688,739	2,975,352
非流動負債	Non-current liabilities	**144,320**	**611,051**	132,670	573,134
流動負債	Current liabilities	**189,926**	**804,146**	231,832	1,001,514
總負債	Total liabilities	**334,246**	**1,415,197**	364,502	1,574,648
淨資產	Net assets	**329,606**	**1,395,552**	324,237	1,400,704
股東資金	Shareholders' funds	**292,072**	**1,236,633**	285,116	1,231,701
少數股東權益	Minority interests	**37,534**	**158,919**	39,121	169,003
		329,606	**1,395,552**	324,237	1,400,704
市值	*MARKET CAPITALISATION*	**173,882**	**736,216**	187,265	808,984

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF CLIPSAL INDUSTRIES (HOLDINGS) LIMITED 奇勝工業(集團)有限公司財務概要

綜合損益表 *CONSOLIDATED PROFIT AND LOSS ACCOUNT*

截至十二月三十一日止年度 Year ended December 31

		2001 千坡元 S$'000	2001 千港元* HK$'000*	2000 千坡元 S$'000 (重新編列) (As restated)	2000 千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	**197,291**	**835,330**	204,669	919,987
除税前溢利	Profit before taxation	**16,582**	**70,208**	19,103	85,868
税項	Taxation	**(5,692)**	**(24,100)**	(3,974)	(17,863)
除税後溢利	Profit after taxation	**10,890**	**46,108**	15,129	68,005
少數股東權益	Minority interests	**810**	**3,430**	(1,329)	(5,974)
全年溢利	Profit for the year	**11,700**	**49,538**	13,800	62,031

綜合資產負債表 *CONSOLIDATED BALANCE SHEET*

於十二月三十一日 At December 31

		2001 千坡元 S$'000	2001 千港元* HK$'000*	2000 千坡元 S$'000 (重新編列) (As restated)	2000 千港元* HK$'000* (重新編列) (As restated)
資本儲備	Goodwill on consolidation	**761**	**3,222**	–	–
固定資產	Fixed assets	**66,502**	**281,569**	54,752	246,110
聯營公司權益	Interest in associates	**112,183**	**474,983**	105,604	474,690
投資	Investment	**204**	**864**	3,063	13,768
非流動應收賬	Non-current receivables	**17,883**	**75,717**	10,313	46,357
遞延支出	Deferred expenditure	**11,281**	**47,764**	10,679	48,002
流動資產	Current assets	**234,835**	**994,291**	229,905	1,033,423
總資產	Total assets	**443,649**	**1,878,410**	414,316	1,862,350
非流動負債	Non-current liabilities	**117,634**	**498,062**	64,228	288,705
流動負債	Current liabilities	**78,454**	**332,174**	115,120	517,464
總負債	Total liabilities	**196,088**	**830,236**	179,348	806,169
淨資產	Net assets	**247,561**	**1,048,174**	234,968	1,056,181
股東資金	Shareholders' funds	**242,965**	**1,028,714**	232,393	1,044,606
少數股東權益	Minority interests	**4,596**	**19,460**	2,575	11,575
		247,561	**1,048,174**	234,968	1,056,181
市值	*MARKET CAPITALISATION*	**261,539**	**1,107,356**	328,946	1,478,613

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

Gold Peak Industries (Holdings) Limited
金山工業(集團)有限公司

Gold Peak Building, 8/F, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com
香港新界葵涌葵榮路30號
金山工業中心8樓
電話:(852) 2427 1133
傳真:(852) 2489 1879
電子郵遞:gp@goldpeak.com
網址: www.goldpeak.com

